THE POWER OF



60
80
2003
MPH

TENNECO AUTOMOTIVE INC.
2003 ANNUAL REPORT

TENNECO
Automotive


TENNECO
Automotive

ArvinMeritor Faurecia Visteon Delphi Eberspächer	**Emission and Ride Control** ▪ Leading technologies ▪ Experienced team ▪ Product/process quality ▪ Global program management ▪ Japanese alliances ▪ Joint ventures in China, India, Thailand, and U.K. ▪ Customer relationships ▪ Broad product range ▪ Full service supplier ▪ Just In Time (JIT) assembly	▪ General Motors ▪ Ford ▪ Volkswagen ▪ DaimlerChrysler ▪ PSA Peugeot/Citroen	▪ GM Envoy/Bravada/Trailblazer ▪ GM Silverado/Suburban/ Yukon XL/Escalade/Tahoe ▪ VW Bora/Golf/Leon/Jetta ▪ GM Opel Corsa/Chevrolet Corsa ▪ Dodge Ram Pickup	▪ Additional content due to emission regulations ▪ Diesel aftertreatment ▪ Customized sound attenuation ▪ Demand for diesel/ hybrid/fuel cell ▪ Emerging markets ▪ Commercial vehicle segment
ArvinMeritor Delphi Tokico ZF Sachs ▪ Kayaba		▪ Ford ▪ General Motors ▪ Volkswagen ▪ DaimlerChrysler ▪ Nissan	▪ GM Silverado/Suburban/ Yukon XL/Escalade/Tahoe ▪ DaimlerChrysler Town&Country/ Voyager/Caravan ▪ VW Golf/Toledo ▪ DaimlerChrysler Sebring/Stratus ▪ Ford F-Series Super-Duty	▪ Vehicle stability/ safety requirements ▪ Modular assembly ▪ New technologies ▪ Adjacent markets ▪ Electronic technologies

▪ ArvinMeritor ▪ OE Service ▪ Bosal ▪ Faurecia ▪ Goerlich's Exhaust Systems	**Emission and Ride Control** ▪ Brand dominance ▪ Relationships with all major wholesale distributors/retailers ▪ Global presence ▪ Leading market shares ▪ Product innovation ▪ Product quality ▪ Extensive product and vehicle coverage ▪ Targeted marketing programs ▪ Introduction of service parts	▪ NAPA ▪ Automotive Distribution International (ADI) ▪ TEMOT Autoteile ▪ Advance Auto Parts ▪ Independent Motor Trade Factors Association (IFA)	▪ Quiet-Flow3® Mufflers/ Assemblies ▪ Dynomax® Ultra-Flo Stainless/ Welded Mufflers/Systems ▪ DNX™ performance exhaust systems ▪ SoundFX™ mufflers ▪ Clean Air™ catalytic converters	▪ Growing number of vehicles on the road ▪ OE Service ▪ New technologies ▪ Emission regulations ▪ Performance product demand
▪ ArvinMeritor ▪ OE Service ▪ ZF Sachs ▪ Kayaba		▪ NAPA ▪ TEMOT Autoteile ▪ Advance Auto Parts ▪ O'Reilly Auto Parts ▪ ADI	▪ Reflex® shocks & struts ▪ Sensa-Trac® shocks & struts ▪ Rancho® shocks, struts and suspension lift kits ▪ Gas-Magnum® shocks ▪ DNX™ performance shocks and struts ▪ Monro-Matic Plus® shocks ▪ DuPont™ car care line	▪ Growing number of vehicles on the road ▪ OE Service ▪ New technologies ▪ Unperformed maintenance ▪ Premium mix expansion ▪ Broader product coverage ▪ Heavy-duty truck penetration ▪ Safety/installer education ▪ Testing/diagnostic equipment

Broad Product Line Mix

Exhaust Management

Emission Control



■ Cold End 58%
■ Hot End 42%

Suspension Management

Ride Control



■ Shocks & Springs 61%
□ Struts 32%
■ Modules & Systems 7%

Elastomer



■ Other Suspension Components 53%
■ Bushings 47%

People:	Approx. 19,200
Manufacturing & Just-In-Time Facilities:	72
Engineering Centers:	14
Countries Served:	130

TENNECO AUTOMOTIVE

Original Equipment

Emission Control	$2,037 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Industrial applications ▪ Motorbikes	▪ Complete exhaust systems ▪ Fabricated manifolds ▪ Manifold-converter modules ▪ Catalytic converters ▪ Mufflers and resonators ▪ Diesel particulate filter systems ▪ NOx abatement systems ▪ Exhaust heat exchangers ▪ Exhaust isolators & hanging systems	Gillet WIMETAL WALKER EXHAUST SYSTEMS
Ride Control	$800 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Golf carts ▪ Off-road recreational ▪ Rail cars	▪ Shocks & struts ▪ Suspension bushings ▪ Coil, air & leaf springs ▪ Torque rods ▪ Engine/body mounts ▪ Suspension modules/systems ▪ Control arms/bars/links	MONROE AXIOS. CLEVITE *Elastomers* Kinetic SUSPENSION SYSTEMS Fric-Rot

Aftermarket

Emission Control	$350 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Performance vehicles	▪ Manifolds ▪ Mufflers ▪ Pipes ▪ Tubing ▪ Mounting components ▪ Catalytic converters ▪ Performance mufflers	WALKER EXHAUST SYSTEMS DNX Fonos Thrush Turbo DYNOMAX Performance Exhaust
Ride Control	$579 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Trailers	▪ Shocks ▪ Struts ▪ Cartridges ▪ Mounting kits ▪ Performance shocks ▪ Torque rods ▪ Suspension bushings ▪ Engine mounts	MONROE AXIOS. RANCHO Kinetic SUSPENSION SYSTEMS DNX ARMSTRONG

	2003	2002
Revenues (millions)	**$3,766**	$3,459
Emission Control/ Ride Control Balance†	**63/37**	65/35
Original Equipment/ Aftermarket Balance†	**75/25**	74/26

†percentage of sales

2003 Sales



■ North America	50%
□ Europe	38%
▦ Rest of World	12%

2003 EBIT*



■ North America	74%
□ Europe	8%
▦ Rest of World	18%

* EBIT is income before interest expense, taxes, and minority interest.

Corporate Profile

Tenneco Automotive is one of the world's largest designers, manufacturers and marketers of emission control and ride control products and systems for the automotive original equipment market and aftermarket. The company became an independent corporation in 1999, allowing singular focus on strategies to maximize global results.

Tenneco Automotive markets its products principally under the Monroe®, Walker®, Gillet®, and Clevite® Elastomer brand names. Leading manufacturers worldwide use our products in their vehicles, attracted principally by our groundbreaking advanced technologies. We are one of the top suppliers to the automotive aftermarket, offering exceptionally strong brand recognition among consumers and trade personnel.

Tenneco Automotive employs approximately 19,200 people worldwide.

Mission

Tenneco Automotive's mission is to delight our customers as the number-one technology-driven, global manufacturer and marketer of value-differentiated ride control, emission control and elastomer products and systems. We will strengthen our leading position through a shared-value culture of employee involvement, where an intense focus on continued improvement delivers shareholder value in everything we do.

Values

Teamwork
Seamless collaboration

Integrity
Being honest, fair and never compromising our ethics

Trust
Relying on and having faith in one another

Passion and a Sense of Urgency
A consuming desire to win now

Balance
Promoting a balanced perspective in everything we do

Accountability
Accepting responsibility for our actions

Continuous Improvement
Relentless focus on achieving more with less

ED
Execution and Discipline

Contents



Financial Highlights

(dollars in millions except share and per share data)	**2003**	2002	2001	2000
Sales	$ 3,766	$ 3,459	$ 3,364	$ 3,528
Earnings before interest and taxes	$ 176	$ 169	$ 92	$ 120
Depreciation and amortization	$ 163	$ 144	$ 153	$ 151
EBITDA*	$ 339	$ 313	$ 245	$ 271
Net income (loss) before change in accounting principle	$ 27	$ 31	$ (130)	$ (42)
Earnings (loss) per share before change in accounting principle	$ 0.65	$ 0.74	$ (3.43)	$ (1.20)
Capital expenditures	$ 130	$ 138	$ 127	$ 146
Average diluted shares outstanding	41,767,959	41,667,815	38,001,248	34,906,825
Total debt	$ 1,430	$ 1,445	$ 1,515	$ 1,527
Cash and cash equivalents	$ 145	$ 54	$ 53	$ 35
Debt, net of cash balances	$ 1,285	$ 1,391	$ 1,462	$ 1,492

*EBITDA represents income from continuing operations before cumulative effect of change in accounting principle, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors and other interested parties as an indicator of a company's performance. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.



Cash Flow†
$ in millions
$169
$281
$209
$253
$315
1999 2000 2001 2002 2003
SGA&E Expense††
Percentage of sales
17.0%
14.0%
12.5%
12.1%
11.4%
1999 2000 2001 2002 2003
Working Capital†
Percentage of sales
15.6%
10.1%
6.0%
3.6%
2.3%
1999 2000 2001 2002 2003

†See 2003 Form 10K Item 6 for reconciliation to GAAP reporting measure.

††Selling, general and administrative expense plus engineering, research and development expense.



Mark P. Frissora
Chairman and
Chief Executive Officer



To Our Shareholders

For Tenneco Automotive, 2003 was the most successful year since becoming a stand-alone company. Revenue, profitability, new business and debt reduction were all at record performance levels. This progress reflects our continued focus on a core strategy of generating cash to pay down debt by strengthening business relationships, controlling costs, lowering working capital and improving gross margins.

Adhering to this strategic focus, in 2003 we achieved:

- A new high in revenues of $3.8 billion, up 9 percent over 2002.
- The most new business booked in a single year.
- Our highest revenue per employee at $196,771.
- A new low of 11.4 percent of sales for overhead expenses.
- Our highest operating income of $176 million, a 4 percent year-over-year increase.
- A two-phased debt refinancing that improved flexibility and liquidity.
- Our lowest level of debt net of cash balances at $1.285 billion.
- More than $154 million in cash flow before financing activities due to a 16 percent improvement in cash flow from working capital.
- The highest increase in enterprise value—the market value of our debt and equity—at 34 percent.

As we pursue the strategies that generated this success, we are focusing on investments in proprietary technologies for growth markets, increasing the variability of our cost structure and improving our financial flexibility.

Investments in Growth

Higher Global Emission Standards Require Advanced Technology

Environmental regulators are tightening emission standards around the world, increasing the value of emission control content per vehicle. We have invested in technologies that meet more stringent requirements such as our diesel particulate filter, DeNOx converter and lightweight fabricated manifolds. These cutting-edge products, in demand by PSA, Audi, Mercedes Benz and other automakers, command higher margins.

Commercial Truck Recovery Suits Established Capability

The estimated 25 percent increase in commercial vehicle production projected for 2004 would mark a turnaround, driven by improvement in general economic conditions and higher freight volumes. Progressively tighter emission regulations affecting heavy-duty trucks will take effect throughout the decade, increasing the size of the global commercial truck exhaust market for the products we offer to an estimated $2.3 billion in 2010 from $173 million in 2003. Our technology investments, developed for light trucks, are transferable to the medium- and heavy-truck market. We have formed a new business unit to concentrate on heavy duty and other commercial vehicles worldwide, which should allow us to capture an expanded share of this growing segment.

Number One in China

Our early investments in China and the forging of effective joint ventures have made us the country's leading OE emission control supplier. China's economy leads the world in growth as passenger car production rose 55 percent in 2003 over the previous year. Production is expected to increase about 10 percent annually through the decade, which would make China the world's second largest vehicle market in 2010. Our revenues in China have increased at a compounded annual growth rate of 60 percent since 1998.

Targeting Japanese OEMs

Japanese original equipment manufacturers (OEMs) have sharply increased their share of the North American automotive market. Through alliances with Futaba and Tokico, leading Japanese emission control and ride control suppliers, we have strengthened our relationships with these producers. We are the only North American supplier in our business segments to work with all of the Japanese Big Three—Toyota, Honda and Nissan—and have raised the share of our North America OEM revenues from Japanese automakers to 18 percent at 2003 year-end from 14 percent at the close of 2002.

New Aftermarket Products

We have a new aftermarket strategy to introduce service parts to our core offering of shocks, mufflers and associated "hard parts." Service parts are parts on a vehicle that are serviced regularly—like windshield wipers, filters and brakes.

In December, we signed an exclusive licensing agreement with DuPont to market a line of premium car care products in North America. The line, including car washes and waxes, capitalizes on DuPont's valuable Teflon® brand name. Our investment in this high-margin product line is minimal as we outsource manufacturing, while leveraging our distribution channels. We expect to introduce additional service parts in the next year in both North America and Europe.

Variable Cost Structure

We are implementing a number of measures to increase the variability of our cost structure, including outsourcing non-core production processes and select services to manufacturers or regions of the world that can render them most efficiently. These actions will give us the flexibility to respond faster and more effectively to changes in the marketplace.

We are expanding our use of Six Sigma and employing Lean manufacturing and other initiatives to improve our production capability, streamline operations and reduce costs.

- Six Sigma generated $27 million in cost savings in 2003 by reducing defects and waste. An additional $20 million in savings is expected this year.
- Our Lean manufacturing initiatives, modeled on the Toyota Production System, are reducing costs, inventories and lead times, while improving on-time delivery.
- Our Project Genesis restructuring program has improved capacity utilization by closing underutilized manufacturing facilities and improving workflow at remaining plants. Genesis yielded $17 million in incremental savings in 2003 in addition to the $12 million saved in 2002. Now that the program is complete, we will benefit from the full $30 million of cost reductions that have been achieved over the past two years.
- Additionally, we are among our industry's best-in-class in plant safety performance, which further enhances our global manufacturing position. Safety performance is based on a total case rate measure, which is calculated by the number of injuries per 100 employees. Our total case rate was 3.5 last year, which is 65 percent lower than the industry average.

Go East

In Europe, we are more closely aligning with our customers and lowering costs by expanding more of our operations to Eastern Europe. We now operate six facilities in Poland, Russia and the Czech Republic and these plants were responsible for most of the 2003 launches in Europe.

Improved Financial Flexibility

Last year, we executed a very successful two-phased debt refinancing transaction that improved our flexibility in the application of our cash flow and created greater liquidity. The new agreements extended nearly all debt maturities out to 2009 and beyond.

When Tenneco Automotive became a stand-alone company in 1999, our debt totaled approximately $1.7 billion. We reduced this by nearly $300 million and are further improving our capital structure by debt reduction through higher earnings and cash flow, as well as opportunistic debt management in an environment of low interest rates and strong capital markets.

Looking Ahead

We will continue to strive toward improved performance, focusing on additional cost and capacity reductions, greater flexibility and investments in technology that fuel new business growth.

Our book of new business is at a peak with revenues from OEMs in 2004 estimated to climb 3 percent over 2003. In 2005, we expect our OEM book of business to increase 11 percent over 2003, with strong potential for additional growth.

The continued success of Tenneco Automotive ultimately will be driven by uncompromising integrity—in the way we deal with our customers, manage our employees and report to our stakeholders—and a corporate culture committed to world-class performance through execution and discipline.

At Tenneco Automotive, we believe our people are our most valuable asset. They design our products, manufacture our products and sell our products. Recognizing this, we invest in a culture that provides opportunities for employee development, which results in greater job satisfaction as exemplified by our salaried-employee turnover rate, which we believe is well below the industry average. This distinguishes Tenneco Automotive and reflects a unique advantage, both in serving our customers and in allowing us to retain and recruit the best and brightest employees.

In the end, our overall objective is clear and unchanging. We are determined to build on the fundamentals that enable our business to succeed and will continue to invest in opportunities that strengthen our position in key growth areas.

Mark P. Frissora

Mark P. Frissora
Chairman and
Chief Executive Officer
April 2004

THE POWER OF

We are a global company, operating from established markets in North America to areas of explosive growth such as China.

These distinct markets provide strength, as does the balance between our original equipment and aftermarket businesses, market-leading ride control and emission control products, and our varied customer base.

From this foundation, we grow revenues by investing in technologies for expanding markets, and reduce debt by increasing the variable structure of our costs and maximizing financial flexibility. However, the diversity of our geographic coverage, products, markets, businesses and customers requires strategies tailored to specific needs.

Diversity combined with unity of purpose: the Power of TEN.



LiteningRod




Computerized Electronic Shock


Semi-Active Muffler



NORTH

2003's hottest-selling vehicles incorporate our products, boosting our original equipment revenues and offsetting declines in overall automotive production. We are countering adversity in the aftermarket business by broadening our customer base, extending our product lines and entering new product categories.

Our Results

North American consumers maintained a preference for SUVs, minivans and light trucks over passenger cars in 2003. Our significant presence on these top-selling vehicle platforms was beneficial as we generated revenues that outpaced overall production rates. Our original equipment (OE) revenues in North America increased 1 percent last year compared with a 3 percent decline in industry production. Sales of new autos and light trucks, while about 1 percent lower than 2002 levels at 16.8 million units, marked the fifth best year in the history of the industry.

Competition intensified for domestic vehicle manufacturers as Japan-based automakers increased their market share in North America. Our global alliances with Tokico and Futaba, leading Japanese ride control and emission control suppliers, provided us with a competitive advantage and helped to further expand our business with Japanese original equipment manufacturers. Revenue generated from these manufacturers increased to about 18 percent of our total North American OE revenue at year-end 2003 from just 14 percent one year earlier. Our products are on strong-selling platforms and new launches including Honda's Accord, Pilot, Odyssey and Acura MDX; Nissan's Titan, Frontier, Pathfinder, Armada, Xterra, Infiniti, and Altima; and Toyota's Sienna, Sequoia and Lexus RX 330.

The North American launch of the Lexus RX 330 was especially noteworthy in 2003. This was the first launch of a Lexus vehicle outside of Japan. Tenneco is supplying the exhaust system on this vehicle. Our team executed a virtually flawless launch—a performance that Toyota referred to as a benchmark in delivering Lexus quality. Our high marks for production processes and efficiency were underscored when we received Toyota's Excellence Award for Lexus Launch as well as an Excellence Award for Value Improvement, reflecting our overall support to Toyota in 2003. We will continue to build our relationships with the Japanese OEMs, pursuing more of their business in North America, which represents a strong growth opportunity for us.

North American Vehicle Production 2003



Light Truck	53%
Passenger Car	47%

Source: Automotive News

Tenneco North American OE Light Vehicle Sales



Light Truck	78%
Passenger Car	22%



We successfully launched the exhaust system on Toyota's Lexus RX 330, the first Lexus vehicle to be sourced in North America.


☆ World Headquarters
● Emission Control Manufacturing
○ Ride Control Manufacturing
▲ Emission Control Engineering Center
△ Ride Control Engineering Center

Tenneco Automotive has one or more products on each of the top 10 light vehicles produced in North America in 2003.

We supply emission control and elastomer products for the Ford F150 pickup, one of the best-selling light trucks in North America.

THE POWER OF TEN

Top Ten 2003 North American Light Trucks

	Manufacturer	Model
1	**GM**	Chevy Silverado
2	**Ford**	F-Series Truck
3	**DaimlerChrysler**	Dodge Ram Pickup
4	**Ford**	Explorer
5	**Ford**	F-Series Super-Duty
6	**GM**	Chevy Trailblazer
7	**DaimlerChrysler**	Dodge Caravan
8	**GM**	GMC Sierra
9	**DaimlerChrysler**	Jeep Liberty
10	**GM**	Chevy Tahoe


Ford

Ten Key Improvements in Lean—Smithville, TN Plant

	Measurement	1999 Pre-Lean	2003 Post-Lean	% Improvement
1	Revenue	$82mm	$99mm	**21%**
2	Process capability	50%	95%	**90%**
3	Inventory	$13mm	$8mm	**37%**
4	Productivity	37%	58%	**58%**
5	Headcount	511	304	**41%**
6	Scrap percent	2.5%	1.2%	**52%**
7	Revenue/floor space	$390,000	$695,700	**78%**
8	Travel distance (ft.)	2,100	675	**67%**
9	Revenue/employee	$161,000	$325,000	**101%**
10	Open floor space (sq. ft.)	0	70,000	**30%**

We are also targeting the commercial and specialty vehicle markets by introducing innovative products such as our LiteningRod torque rod, Magnum FS shock line, integrated muffler/converter technology and diesel particulate filters for heavy-duty trucks. These markets represent additional growth opportunities as new emission standards take effect and demand increases for improved vehicle handling and ride comfort. We formed a new business unit in 2004 to capture these opportunities, leveraging our diesel emission control technologies and value-added ride control product offerings.

Our ability to transfer technology across our global organization is a powerful tool to leverage our advanced engineering capabilities. For example, our Semi-Active Muffler, which uses unique valve technology, was developed in Europe but is finding potential applications for more fuel-efficient engines in North America. We are also applying our technology to help our customers differentiate their vehicles with consumers. Our acoustics expertise helped General Motors engineers duplicate the sound quality of the 1960-era Pontiac GTO muscle car in a 2004 version, while incorporating a more sophisticated emission control system to meet today's stiffer environmental requirements. Similarly, our exhaust and elastomer engineering teams collaborated to develop an award-winning exhaust isolator, which is a product using our elastomeric rubber compounds that provides more design flexibility and better performance in reducing noise, vibration and harshness in the exhaust system assembly.

Overall, our superior technology, business relationships and high-quality manufacturing combined in 2003 to attract more than $575 million in total North American new business, expected to launch between 2004 and 2008.

In the aftermarket, we maintained our leading market share positions in emission and ride control products. This was despite a prolonged decline in the traditional "hard-parts" sectors, driven by a longer product replacement cycle, especially for stainless steel exhaust systems. We added new customers in both product segments to offset persistent weakness in the overall market. We also continued our efforts to

We are targeting growth opportunities in the heavy-duty truck and specialty vehicle markets by investing in technologies that provide more effective emission control and enhanced safety. These opportunities will expand as the scheduled tightening of environmental requirements take effect.



generate increased replacement sales by educating consumers through our Safety Triangle campaign about the importance of inspecting shock absorbers as regularly as brakes and other equipment. In addition, we added new products by launching DNX, a new brand of niche exhaust and ride control products for the tuner market—where car owners modify their vehicles, typically small, imported passenger cars, for sound and appearance.

We are extending beyond our traditional "hard-parts" product lines with the introduction of a DuPont-branded line of car care products. Recently we signed an exclusive licensing agreement with DuPont to develop, manufacture and market appearance, performance, maintenance and accessory products. The initial customer response has been overwhelmingly positive. We are shipping these products to more than 10,000 retail outlets throughout the U.S. and Canada for customers including Advance Auto Parts, NAPA and O'Reilly Auto Parts.


Teflon
CAR WASH
For a Clean that Really Lasts!
Deep, Rich Lather
Non-stick Protection
WAX
Quick and Easy!
CAUTION:
DUPONT
Teflon
WHEEL
CLEANER
Teflon
PROTECTANT
WIPES

Outlook

The economic recovery appears to be gaining strength in North America, which would help improve new vehicle sales. Besides targeting passenger cars and light trucks—our traditional areas of strength—we are stepping up efforts to increase our share of the heavy-duty truck and specialty vehicle markets.

There are also signs that the exhaust aftermarket's deterioration may be ending. And the average number of vehicles on the road is increasing.

Regardless of market conditions, we will continue to create our own opportunities in the aftermarket by expanding our customer base, introducing new products and extending our product lines into new service parts areas.

In addition to increasing sales, we will continue to emphasize stringent cost management and quality improvement in all our operations through our Lean manufacturing and Six Sigma initiatives.

We are uncovering growth opportunities in the aftermarket by extending traditional product lines with new offerings, such as the DuPont line of car care products.

Under an exclusive licensing agreement, we are marketing waxes, car washes and other products under the DuPont label through more than 10,000 retail outlets in the U.S. and Canada.

With the early-2004 addition of Pep Boys, which becomes our fifth largest aftermarket customer in North America, we now do business with four of the top five automotive aftermarket retail chains, as well as all of the nation's leading wholesale distributors.


PEP BOYS


Advance
Auto Parts


NAPA


O'Reilly AUTO PARTS
PROFESSIONAL PARTS PEOPLE

EUROPE

Our state-of-the-art technology is attracting techno-savvy consumers, while our shift of production to low-cost countries is increasing efficiency and lowering costs. On the horizon: higher vehicle content due to stricter vehicle emission standards, the continuing success of diesel powertrains in Europe and rising consumer demands for advanced suspension systems.



THE POWER OF TEN

Tenneco Automotive's Top Ten 2004 European Launches

#	Make	Model
1	**VW**	Altea
2	**Mercedes Benz**	E-Class
3	**Ford**	Focus
4	**Audi**	A6
5	**Porsche**	911
6	**Porsche**	Boxster
7	**Opel**	Astra
8	**VW**	Golf
9	**VW**	Octavia
10	**Paccar**	Heavy-duty truck

Our Results

A record number of launches in our original equipment ride control business contributed to increased OE revenues in 2003, despite a weak year for Western Europe light vehicle production. The concentration of OE launches in Eastern Europe demonstrated the success of our "Go East" manufacturing strategy, with OEMs such as Ford, General Motors, Volkswagen, Fiat and Renault awarding major new platforms to our plants in Poland and the Czech Republic. Measures taken over the last two years to improve our OE emission control business showed results with year-over-year improvement in profitability, despite lower volumes. Moreover, our presence on popular PSA, BMW, DaimlerChrysler, Audi and Ford platforms boosted our performance over the industry trends.

Tenneco's growing reputation for advanced design, superior technology, quality and flexible delivery helped attract more than $167 million in total new business contracts in 2003 that are expected to launch between 2004 and 2008. This new business included orders for our advanced Computerized Electronic Suspension technology, which sells at a significant premium to a standard set of shocks. And our position as a leading supplier of diesel particulate filters was reinforced by an agreement with Audi to supply filters for its four-cylinder A4 and A6 passenger cars. Besides Audi, we also won contracts to supply filters for Mercedes Benz six-cylinder C-Class and E-Class vehicles as well as the new-generation Citroen C5 and Peugeot 407 passenger cars. Based on booked business, we anticipate that our annual production of diesel particulate filters will double to 600,000 units by 2006. In 2003, we also started production of our Semi-Active Muffler technology, and sound-engineered the exhaust for one of Europe's most exciting new launches in 2004.

Original equipment manufacturers continue to demand that suppliers deliver high-quality products on time, while holding the line on costs. We made significant operational improvements, including implementing Lean manufacturing techniques and expanding the Six Sigma program. Our greater efficiency facilitated our record number of successful new product launches, 13 in emission control and 17 in ride control, during 2003.

Our strategy of shifting more manufacturing to low-cost countries—to locate near our customers and to take advantage of lower labor costs—is also improving our efficiency. We increased production by 230 percent at our



Our reach in Europe extends to Russia, and in 2003 we opened an exhaust manufacturing plant in Togliatti, located in the country's automotive heartland.

- ● Emission Control Manufacturing
- ○ Ride Control Manufacturing
- ▲ Emission Control Engineering Center
- △ Ride Control Engineering Center

Gliwice, Poland and Hodkovice, Czech Republic, ride control plants during the year as a result of new launches. We gained first entrant advantage in Russia as the first global supplier to open an exhaust facility, which will supply the Chevrolet Niva, manufactured by a General Motors/AvtoVAZ joint venture. This operation will grow as more OEMs move to the region, and as we leverage our presence in Russia to expand our ride control business further east. A new Inline Sequence (ILS) plant was opened in Poznan, Poland, to supply Volkswagen's new Golf. A second ILS plant was commissioned in Ingolstadt, Germany, to supply the new Audi A3.

European aftermarket sales for exhaust products declined during the year due to reduced demand industry-wide. We partially countered this market softness by increasing sales of catalytic converters by 47 percent over 2002, as increased emission regulations improved the replacement cycle. This growth included about $4 million of sales to a leading OEM for its original equipment service business. We were also able to grow our share of the ride control market with new customers including Kwik-Fit in the United Kingdom.

Besides signing new aftermarket customers, we entered an important adjacent market by winning Wabco's heavy-duty shock business that enabled us to add new heavy-duty distributors in the United Kingdom. Brand awareness for Monroe ride control products was further increased through our Safety Triangle campaign.

Tenneco Automotive's use of Computer Aided Design (CAD) technology cuts time and costs from design to finished product. CAD technology increases the speed, accuracy and repeatability of production.



This CAD model of a diesel particulate filter for Audi passenger cars is done at our worldwide emission control engineering center in Edenkoben, Germany.

Our Gliwice, Poland ride control plant is an example of our growing presence in Eastern Europe. We now operate six plants in the region to cost effectively serve growing markets. Gliwice reached record production in 2003 for such customers as Ford, Fiat and Renault.

On the cost side, we are streamlining our aftermarket emission control manufacturing capacity to bring it in line with market demand. During 2003, we announced that we will close our Birmingham, England exhaust plant, which, by shifting production to remaining plants, will help increase efficiency.

Outlook

Forecasts call for no more than a modest increase in European automotive production in 2004 with some strengthening in the second half of the year. We will continue to streamline our operations and improve efficiency in preparation for the significant platform launches we have slated for 2005.

At the same time, we will be aggressively seeking new business, based on our technological leadership, particularly through our diesel emission control products and electronic suspension systems.

We will also apply our strong brands, superior service and innovative marketing and distribution strategies to continue to attract additional aftermarket business. We will overcome some of the aftermarket weakness by launching product extensions including Monroe cabin shocks and steering parts, and entering new categories. The DNX range of branded performance exhaust, brake, suspension, ignition and filter products that target the European youth market will be contract manufactured to maximize the profitability of this exciting new line.

Our emphasis on further improving operating efficiency will increase as we elevate our efforts to enhance our European performance and reputation, and position ourselves to take greater advantage of the opportunities offered by manufacturing in low-cost areas of the region.



Well Positioned for Vehicle Production Growth in Eastern Europe
Units in millions
3.2
3.5
3.7
4.0
4.3
4.5
2003
2004
2005
2006
2007
2008
Source: Global Insight Dec. 2003

Our investments in high-technology growth products are attracting customers such as PSA, which selected our newest-generation additive diesel particulate filter and exclusive Semi-Active Muffler (SAM) for this Peugeot 407.

The filter helps meet more stringent environmental requirements and the SAM uses innovative valve designs to economically provide sound silencing at low engine speeds, while minimizing backpressure at higher engine RPMs.

AUSTRALIA and SOUTH AMERICA

We are Australia's leading original equipment emission control and ride control supplier and Monroe is the country's leading aftermarket brand. In South America, manufacturing operations are among the most efficient in our global organization, opening opportunities for increased inter-company and export sales.

Our Results Australia

We have achieved the leading market share for both OEM sales of emission control and ride control products, serving all four of the Australian manufacturers: Ford, Toyota, General Motors and Mitsubishi. Our expanding presence on export platforms allows us to generate revenue growth. And, we expect the introduction of vehicles with higher value content, such as the V-8 Pontiac coupe, requiring a split exhaust system with two catalytic converters and more rigorous noise control, to contribute as well to higher revenues. In the aftermarket, the strength of our Monroe brand name, along with the 2003 introduction of our premium Reflex shock absorber helped maintain our market share in replacement parts.

We've overcome competitive pressures in Australia with our strong customer base and product offerings, and by applying Six Sigma and Lean manufacturing processes to control costs and boost efficiency.

Outlook Australia

Australia's economy remains strong, which helped boost the nation's currency by more than 34 percent in 2003 versus the U.S. Its automotive production is expected to grow 13 percent by 2006. Increasing export sales, particularly to the Middle East, U.S. and Asia, a strong market position and efficient operations will help us capture a significant portion of this growth.

Our Results South America

In South America, we operate some of the most efficient manufacturing facilities in the Tenneco Automotive organization.



Emission Control Manufacturing
Ride Control Manufacturing
Emission Control Engineering Center
Ride Control Engineering Center



Emission Control Manufacturing
Ride Control Manufacturing
Ride/Emission Control Engineering Center

As a result, we have maintained profitability despite challenging economic conditions in recent years. During 2003, economies in the region generally showed improvement, and we were able to increase OEM sales year-over-year due to new incremental business.

We are benefiting from a strong aftermarket, resulting from longer vehicle ownership with a greater need for replacement parts. High brand recognition for Monroe and our elastomer brand, Axios, coupled with our status as a low-cost producer, have made this aftermarket operation a steady source of increasing revenue and growing profitability.

Outlook South America

The improving economic conditions in South America aided by incremental OEM business awarded in 2003 provide a basis for revenue growth. Combined with our low-cost manufacturing facilities and leading brands, this will help us achieve greater profitability, while serving as a springboard for higher export sales.

THE POWER OF TEN

Top Ten 2003 Achievements

	Australia
1	Increased revenues 34 percent in 2003
2	Improved operating income 33 percent
3	Awarded major contract for 2006 General Motors Holden VE Commodore
4	Introduced new premium Reflex shock absorber to aftermarket
5	Won Automotive Aftermarket Association's Excellence in Marketing Award
	South America
1	Generated $20 million of new incremental OEM business during 2003
2	Named first domestic ride control supplier to Toyota in Argentina
3	Reduced salaried headcount by 15 percent
4	Reduced inventory Days on Hand by 25 percent
5	Achieved all-time record for cash flow generated

ASIA

Our Results

China's economy is maintaining its robust growth, with increases in automotive production that place it on course to become the world's second largest producer within a decade. The government is encouraging consolidation among the roughly 100 OEMs and several thousand automotive suppliers, with the survivors being those with the strongest customer relationships, manufacturing capabilities, technologies and product quality. In addition to consolidation, the Chinese government continues to put regulations in place to grow the domestic auto market including encouraging technology transfers, increasing the availability of credit to consumers and reducing the reliance on imported components.

During 2003, we expanded operations to keep pace with the booming automotive market by entering into agreements for two new joint ventures in China, one with Chengdu Lingchuan Mechanical Plant to provide emission control products and systems to Changan Ford Ltd, and another with German-based Eberspächer International GmbH to provide similar products to BMW and Audi in China. We also have exhaust joint ventures in Shanghai and Dalian, and a ride control joint venture in Beijing, which brings the total to five since beginning operations in China in 1995. Our joint venture strategy allows us to minimize our capital investment, while still keeping pace with the tremendous growth. Today, we are the largest OE exhaust supplier in China.

We continue to expand our customer base and win significant new business from existing customers like Nissan, Volkswagen, Ford, BMW and General Motors. Our product launches in 2004 include exhaust systems for the Volkswagen Santana, China's best-selling vehicle with annual production of between 80,000 and 100,000 units.

In Thailand, our joint venture is supplying emission control products for the Isuzu I-190 global platform. This JV represents a potential entry into the developing markets of Malaysia and Indonesia, among others. During 2003, we took sole ownership of our exhaust production facility in India. Additionally, our ride control business in India expanded during the year to export shock absorbers for specialty markets in North America.


● Emission Control Manufacturing
○ Ride Control Manufacturing
△ Ride/Emission Control Engineering Center

Outlook

We will continue to grow in China, possibly adding new joint ventures to expand geographically, add new customers and increase our ride control capacity. We also plan to establish an engineering center in China within two years. In addition, we are evaluating the start-up of an elastomer operation to serve that country's light truck and passenger car market, and potentially its large heavy-duty market. Another longer-term opportunity may be exporting from our operations in Thailand, as well as expanding our existing exports from India and extending our programs to increase operational efficiency in the region.

THE POWER OF TEN

Tenneco Automotive's Top Ten Vehicle Platforms in China

#	Make	Platform
1	**VW**	Bora and Golf
2	**VW**	Passat
3	**VW**	Santana
4	**PSA**	Citroen ZX
5	**Isuzu**	D-Max
6	**GM**	J200
7	**VW**	Touran
8	**Audi**	A4
9	**Toyota**	Hiace
10	**Nissan**	Blue Bird


Expected Light Vehicle Production in China
Units in millions
.8
1.2
2.1
2.3
2.2
2.4
2.7
3.0
3.3
3.6
2001
'02
'03
'04
'05
'06
'07
'08
'09
2010
Source: Global Insight & Analysis & News


Leveraging JVs to capitalize on growth in China—60% Annual Growth
Revenue in millions
$11
$30
$80
$120
1998
2000
2002
2003

We now have five joint ventures in China. The latest, with partner Eberspächer International GmbH, will provide emission control systems for the Audi A4. This adds to our rapidly expanding business in China that also includes Volkswagen, Ford, General Motors and Nissan.





Board of Directors

Seated, left to right:

David B. Price, Jr.[2,3]
Consultant, Former President
BF Goodrich Performance Materials

Charles W. Cramb[1]
Senior Vice President and
Chief Financial Officer
The Gillette Company

Standing, left to right:

Frank E. Macher[1]
Retired Chairman and Chief Executive Officer
Federal-Mogul Corporation

Roger B. Porter[2,3]
IBM Professor of Business and Government
Harvard University

Mark P. Frissora
Chairman and Chief Executive Officer
Tenneco Automotive Inc.

Dennis G. Severance[1]
Accenture Professor of Computer
and Information Systems
University of Michigan Business School

M. Kathryn Eickhoff[1,3]
President and Chief Executive Officer
Eickhoff Economics, Inc.

Paul T. Stecko[2,3]
Chairman and Chief Executive Officer
Packaging Corporation of America

Sir David Plastow[2]
Retired Chairman and Chief Executive Officer
Vickers plc

Not pictured:

Timothy R. Donovan
Executive Vice President and General Counsel
Managing Director, International Group
Tenneco Automotive Inc.

1 Audit Committee
2 Compensation/Nominating/Governance Committee
3 Three-Year Independent Director Evaluation Committee
Red numbers indicate the committee chair

Officers

Mark P. Frissora
Chairman and Chief Executive Officer

Timothy R. Donovan
Executive Vice President and General Counsel
Managing Director, International Group

Hari N. Nair
Executive Vice President and Managing
Director, Europe

Kenneth R. Trammell
Senior Vice President and Chief Financial
Officer

Richard P. Schneider
Senior Vice President, Global Administration

Timothy E. Jackson
Senior Vice President, Global Manufacturing
and Engineering

Paul Schultz
Senior Vice President
Global Supply Chain Management

Brent J. Bauer
Senior Vice President and General Manager
North America Original Equipment
Emission Control

Neal A. Yanos
Senior Vice President and General Manager
North America Ride Control and
Aftermarket

Lois Boyd
Vice President and General Manager
Commercial Vehicle Segment and Global
Program Management

Alex Drysdale
Vice President and Managing Director
Australia and New Zealand

Josep Fornos
Vice President and General Manager
Europe Original Equipment Ride Control

Ulrich Mehlmann
Vice President and General Manager
Europe Original Equipment
Emission Control

Don Miller
Vice President and General Manager
Europe Aftermarket

William M. Churchill
Vice President, Global Engineering
Ride Control

Herman Weltens
Vice President, Global Engineering
Emission Control

Theo Bonneu
Vice President and Controller, Europe

H. William Haser
Vice President and Chief Information Officer

John E. Kunz
Vice President and Treasurer

Paul D. Novas
Vice President, Finance and Administration,
Europe

James Perkins
Vice President and Controller

James K. Spangler
Vice President, Global Communications

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12387

TENNECO AUTOMOTIVE INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**76-0515284** (I.R.S. Employer Identification No.)
500 North Field Drive **Lake Forest, IL** (Address of principal executive offices)	**60045** (Zip Code)

Registrant's telephone number, including area code: (847) 482-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
6.70% Notes due 2005; 7.45% Debentures due 2025; 9.20% Debentures due 2012; 10.20% Debentures due 2008	New York Stock Exchange
Common Stock, par value $.01 per share	New York, Chicago, Pacific and London Stock Exchanges
Preferred Share Purchase Rights	New York, Chicago, Pacific and London Stock Exchanges

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✔ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ✔ No _____

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Class of Common Equity and Number of Shares held by Non-affiliates at June 30, 2003	Market Value held by Non-affiliates*
Common Stock, 40,415,109 shares	$145,494,393

* Based upon the closing sale price on the New York Stock Exchange Composite Tape for the Common Stock on June 30, 2003.

INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S CLASSES OF COMMON STOCK, AS OF THE LATEST PRACTICABLE DATE. Common Stock, par value $.01 per share, 41,388,967 shares outstanding as of March 8, 2004.

Documents Incorporated by Reference:

Document	Part of the Form 10-K into which incorporated
Portions of Tenneco Automotive Inc.'s Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004	Part III

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, the prospects and developments of the Company (as defined) and business strategies for our operations, all of which are subject to risks and uncertainties. These forward-looking statements are included in various sections of this report, including the section entitled "Outlook" appearing in Item 7 of this report. These statements are identified as "forward-looking statements" or by their use of terms (and variations thereof) such as "will," "may," "can," "anticipate," "intend," "continue," "estimate," "expect," "plan," "should," "outlook," "believe," and "seek" and similar terms (and variations thereof) and phrases.

When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results, we express that expectation or belief in good faith and believe it has a reasonable basis, but we can give no assurance that the statement of expectation or belief will result or be achieved or accomplished.

Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include the following:

Changes in consumer demand and prices could materially and adversely impact our financial condition and results of operations. Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where the products are sold. Demand for our original equipment ("OE") products is subject to the level of consumer demand for new vehicles that are equipped with our parts. The level of new car purchases is cyclical, affected by such factors as interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle. Demand for our aftermarket, or replacement, products varies based upon such factors as the level of new vehicle purchases, which initially displaces demand for aftermarket products, the severity of winter weather, which increases the demand for certain aftermarket products, and other factors, including the average useful life of parts and number of miles driven. For example, weakened economic conditions in the United States over the last several years resulted in most of the customers of our North American OE operations slowing new vehicle production in 2001, 2002 and 2003 compared to 1999 and 2000. Further decreases in demand for automobiles and automotive products generally, or in the demand for our products in particular, could materially and adversely impact our financial condition and results of operations.

We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our financial condition and results of operations. The realization of future sales from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our OE customers will actually produce, the timing of that production and the mix of options that our OE customers and consumers may choose. For example, substantially all of our North American vehicle manufacturer customers slowed new vehicle production in 2001, with a slight increase in 2002. Production rates for 2003 were down three percent from 2002, and we remain cautious regarding production volumes for 2004. Given current economic conditions, we expect the North American light vehicle build to be approximately 16 million units in 2004, which is a slight increase from 2003 levels. We also expect the European light vehicle production to slightly increase in 2004. In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons and have increasingly demanded price decreases over the life of awarded business. Accordingly, we cannot assure you that we will in fact realize any or all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our financial condition and results of operations.

In many cases, we must commit substantial resources in preparation for production under awarded OE business well in advance of the customer's production start date. In certain instances, the terms of our OE customer arrangements permit us to recover these pre-production costs if the customer cancels the business through no fault of our company. Although we have been successful in recovering these costs under appropriate circumstances in the past, we can give no assurance that our results of operations will not be materially impacted in the future if we are unable to recover these types of pre-production costs related to OE cancellation of awarded business. See Note 11 to the consolidated financial statements included in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental and Other Matters" included in Item 7 for a discussion of recent cost recovery discussions with one of our OE customers.

We may be unable to compete favorably in the highly competitive automotive parts industry. The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation, global presence and timely delivery. We cannot assure you that we will be able to continue to compete favorably in this competitive market or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales or profit margins.

We may not be able to successfully respond to the changing distribution channels for aftermarket products. Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. We cannot assure you that we will be able to maintain or increase aftermarket sales through increasing our sales to retailers. Furthermore, because of the cost focus of major retailers, we have occasionally been requested to offer price concessions to them. Our failure to maintain or increase aftermarket sales, or to offset the impact of any reduced sales or pricing through cost improvements, could have an adverse impact on our business and operating results.

We may be unable to realize our business strategy of improving operating performance and generating savings and improvements to help offset pricing pressures from our customers. We have either implemented or plan to implement strategic initiatives designed to improve our operating performance. The failure to achieve the goals of these initiatives could have a material adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our customers, as described above. We cannot assure you that we will be able to successfully implement or realize the expected benefits of any of these initiatives or that we will be able to sustain improvements made to date.

The cyclicality of automotive production and sales could cause a decline in our financial condition and results. A decline in automotive sales and production would likely cause a decline in our sales to vehicle manufacturers, and could result in a decline in our results of operations and financial condition. The automotive industry has been characterized historically by periodic fluctuations in overall demand for vehicles due to, among other things, changes in general economic conditions and consumer preferences. These fluctuations generally result in corresponding fluctuations in demand for our products. The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted.

Longer product lives of automotive parts are adversely affecting aftermarket demand for some of our products. The average useful life of automotive parts has steadily increased in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, a portion of sales in the aftermarket has been displaced. This has adversely impacted, and will likely continue to adversely impact, our aftermarket sales. Also, any additional increases in the average useful lives of automotive parts would further adversely affect the demand for our aftermarket products. Aftermarket sales represented approximately 25 percent of our net sales for 2003, as compared to 26 percent of our net sales for 2002.

We may incur material costs related to product warranties, environmental and regulatory matters and other claims, which could have a material adverse impact on our financial condition and results of operations. From time to time, we receive product warranty claims from our customers, pursuant to which we may be required to bear costs of repair or replacement of certain of our products. Vehicle manufacturers are increasingly requiring their outside suppliers to guarantee or warrant their products and to be responsible for the operation of these component products in new vehicles under warranties offered to consumers. Warranty claims may range from individual customer claims to full recalls of all products in the field. We cannot assure you that costs associated with providing product warranties will not be material, or that those costs will not exceed any amounts reserved for them in our financial statements. For a description of our accounting policies regarding warranty reserves, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" included in Item 7.

Further, we are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. Soil and groundwater remediation activities are being conducted at six of our real properties.

We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, intellectual property matters, personal injury claims, employment matters or commercial or contractual disputes. For example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues. This dispute involves a court-mandated bidding process, which could result in a non-cash charge to earnings if we are required to sell our interest in the joint venture on unfavorable terms. As another example, we recently identified our failure to file certain reports under an automotive industry regulation, and, although we have now made the required filings, this failure could subject us to a response, including fines and penalties, from the applicable agency. We are also subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. Many of these cases also involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. We are experiencing an increasing number of these claims, likely due to bankruptcies of major asbestos manufacturers.

We vigorously defend ourselves in connection with all of the matters described above. We cannot, however, assure you that the costs, charges and liabilities associated with these matters will not be material, or that those costs, charges and liabilities will not exceed any amounts reserved for them in our financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental and Other Matters," included in Item 7 for further description.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions. Although we consider our current relations with our employees to be good, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our workforce in the last ten years, but there can be no assurance that we will not experience a major labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, substantially all of the hourly employees of North American vehicle manufacturers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements and vehicle manufacturers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at the production facilities of a significant customer, at our facilities or at a significant supplier could have an adverse impact on us by disrupting demand for our products and/or our ability to manufacture our products. For example, a General Motors strike in 1998 reduced second and third quarter revenue and income growth of our OE business in that year.

Consolidation among automotive parts customers and suppliers could make it more difficult for us to compete favorably. Our financial condition and results of operations could be adversely affected because the customer base for automotive parts is consolidating in both the original equipment market and

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS.

TENNECO AUTOMOTIVE INC.

General

Our company, Tenneco Automotive Inc., is one of the world's leading manufacturers of automotive emission control and ride control products and systems. Our company serves both original equipment vehicle manufacturers ("OEMs") and the repair and replacement markets, or aftermarket, worldwide. As used herein, the term "Tenneco", "we", "us", "our", or the "Company" refers to Tenneco Automotive Inc. and its consolidated subsidiaries.

Tenneco was incorporated in Delaware in 1996 under the name "New Tenneco Inc." ("New Tenneco") as a wholly owned subsidiary of the company then known as Tenneco Inc. ("Old Tenneco"). At that time, Old Tenneco's major businesses were shipbuilding, energy, automotive and packaging. On December 11, 1996, Old Tenneco completed the transfer of its automotive and packaging businesses to us, and spun off our company to its public stockholders (the "1996 Spin-off"). In connection with the 1996 Spin-off, Old Tenneco also spun off its shipbuilding division to its public stockholders, the remaining energy company was acquired by El Paso Natural Gas Company and we changed our name from New Tenneco to Tenneco Inc. Unless the context otherwise requires, for periods prior to December 11, 1996, references to "Tenneco", "we", "us", "our" or the "Company" also refer to Old Tenneco.

In a series of transactions commencing in January 1999 and culminating with the November 4, 1999 spin off to our shareholders of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation (the "1999 Spin-off"), we separated our packaging businesses from our automotive business. As a result of these 1999 transactions, our former specialty and paperboard packaging operating segments are presented as discontinued operations in certain of the accompanying selected financial data.

During 2003, we completed a series of transactions pursuant to which we refinanced, in its entirety, our then-existing senior credit facility. These transactions involved (1) the sale of an aggregate of $475 million of senior secured notes due 2013 in June and December, and (2) entering into an amended and restated credit agreement with JPMorgan Chase Bank, as administrative agent, and a group of other lenders in December. These transactions had a substantial impact on the nature of our outstanding debt, as well as our liquidity, debt amortization requirements and interest expense. See the section entitled "Liquidity and Capital Resources" included elsewhere in this report under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a description of these transactions.

Corporate Governance and Available Information

We have established a comprehensive corporate governance plan for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. As part of its annual review process, the Board of Directors monitors developments in the area of corporate governance. In late 2003, the Securities and Exchange Commission ("SEC") approved changes proposed by the New York Stock Exchange ("NYSE") to its corporate governance and listing requirements. Although many of these changes are not effective as of the date of this report, the Board of Directors determined to voluntarily implement these changes on an accelerated basis, to the extent our practices were not already in compliance. Listed below are some of the key elements of our corporate governance plan. For more information about these matters, see our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004.

Independence of Directors

- Eight of our ten directors are independent under the revised NYSE listing standards. One of our independent directors is retiring at our 2004 annual stockholders' meeting, after which (assuming the other directors are reelected) seven of our nine directors will be independent.
- Non-management directors are scheduled to meet separately in executive session after every regularly scheduled Board of Directors meeting.
- The Board of Directors has a lead director, Mr. Paul T. Stecko.

Audit Committee

- All members meet the independence standards for audit committee membership under the revised NYSE listing standards and applicable SEC rules.
- One member of the Audit Committee, Mr. Charles Cramb, qualifies as an "audit committee financial expert," as defined in the SEC rules, and the remaining members of the Audit Committee satisfy the NYSE's financial literacy requirements.
- The Audit Committee operates under a written charter which governs its duties and responsibilities, including its sole authority to appoint, review, evaluate and replace the Company's independent auditors.
- The Audit Committee has adopted policies and procedures governing the pre-approval of all audit, audit-related, tax and other services provided by the Company's independent auditors.

Compensation/Nominating/Governance Committee

- All members meet the independence standards for compensation and nominating committee membership under the revised NYSE listing standards.
- The Compensation/Nominating/Governance Committee operates under a written charter that governs its duties and responsibilities, including the responsibility for executive compensation.

Corporate Governance Principles

- The Company has adopted Corporate Governance Principles, including qualification and independence standards for directors.

Communication with Directors

- The Audit Committee has established a process for confidential and anonymous submission by employees of the Company, as well as submissions by other interested parties, regarding questionable accounting or auditing matters.
- Additionally, the Board of Directors has established a process for stockholders to communicate with the Board of Directors, as a whole, or any non-management director.

Codes of Business Conduct and Ethics

- Management has adopted a Code of Ethical Conduct for Financial Managers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other key financial managers. This code is filed as Exhibit 14.1 to this report.
- In addition, our company has operated under an omnibus Statement of Business Principles that applies to all directors, officers and employees and includes provisions ranging from restrictions on gifts to conflicts of interests. All employees are required to affirm in writing their acceptance of these principles.

Personal Loans to Executive Officers and Directors

- Our company complies with and will operate in a manner consistent with the recently-enacted legislation outlawing extensions of credit in the form of a personal loan to or for its directors or executive officers.

Our Internet address is *www.tenneco-automotive.com.* We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as filed with or furnished to the SEC, available free of charge on our Internet website as soon as reasonably practicable after submission to the SEC. Securities ownership reports on Forms 3, 4, and 5 are also available free of charge on our website as soon as reasonably practicable after submission to the SEC. The contents of our website are not, however, a part of this report.

Our Audit Committee Charter, Compensation/Nominating/Governance Committee Charter, Corporate Governance Principles, Audit Committee policy regarding accounting complaints, Code of Ethical Conduct for Financial Managers, Statement of Business Principles, policy for communicating with the Board of Directors and Audit Committee policy regarding the pre-approval of audit, non-audit, tax and other services will be available on our website at *www.tenneco-automotive.com* on or before April 1, 2004. In addition, we will make a copy of any of these documents available to any person, without charge, upon written request to Tenneco Automotive Inc., 500 North Field Drive, Lake Forest, Illinois 60045, Attn: General Counsel. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K and applicable NYSE rules regarding amendments to or waivers of our Code of Ethical Conduct for Financial Managers and Statement of Business Principles by posting this information on our website at *www.tenneco-automotive.com.*

CONTRIBUTIONS OF MAJOR BUSINESSES

For information concerning our operating segments, geographic areas and major products or groups of products, see Note 10 to the consolidated financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included in Item 8. The following tables summarize for each of our operating segments for the periods indicated: (i) net sales and operating revenues; (ii) earnings before interest expense, income taxes and minority interest ("EBIT"); and (iii) capital expenditures. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 for information about certain costs and charges included in our results.

Net Sales and Operating Revenues:

	2003		2002		2001	
	(Dollar Amounts in Millions)					
North America	$1,887	50%	$1,906	55%	$1,799	53%
Europe	1,480	39	1,254	36	1,305	39
Other	457	12	352	10	318	10
Intergroup sales	(58)	(1)	(53)	(1)	(58)	(2)
Total	$3,766	100%	$3,459	100%	$3,364	100%

EBIT:

	2003		2002		2001	
	(Dollar Amounts in Millions)					
North America	$ 131	74%	$ 129	76%	$ 52	57%
Europe	14	8	18	11	23	25
Other	31	18	22	13	17	18
Total	$ 176	100%	$ 169	100%	$ 92	100%

Capital Expenditures:

	2003		2002		2001	
	(Dollar Amounts in Millions)					
North America	$ 54	42%	$ 66	47%	$ 50	39%
Europe	58	45	56	41	64	50
Other	18	13	16	12	13	11
Total	$ 130	100%	$ 138	100%	$ 127	100%

Interest expense, income taxes, and minority interest that were not allocated to our operating segments are:

	2003	2002	2001
	(Millions)		
Interest expense (net of interest capitalized)	$149	$141	$170
Income tax expense (benefit)	(6)	(7)	51
Minority interest	6	4	1

DESCRIPTION OF OUR BUSINESS

With 2003 revenues of over $3.7 billion, we are one of the world's largest producers of automotive emission control and ride control systems and products. We serve both original equipment manufacturers and replacement markets worldwide through leading brands, including Monroe®, Rancho®, Clevite® Elastomers, and Fric Rot™ ride control products and Walker®, Fonos™, and Gillet™ emission control products.

As an automotive parts supplier, we design, engineer, manufacture, market and sell individual component parts for vehicles as well as groups of components that are combined as modules or systems within vehicles. These parts, modules and systems are sold globally to most leading OEMs and throughout all aftermarket distribution channels.

Overview of Automotive Parts Industry

The automotive parts industry is generally separated into two categories: (1) "original equipment" or "OE" sales, in which parts are sold in large quantities directly for use by OEMs; and (2) "aftermarket" sales, in which parts are sold as replacement parts in varying quantities to a wide range of wholesalers, retailers and installers. In the OE market, parts suppliers are generally divided into tiers — "Tier 1" suppliers, who provide their products directly to OEMs, and "Tier 2" or "Tier 3" suppliers, who sell their products principally to other suppliers for combinations into the other suppliers' own product offerings.

Demand for automotive parts in the OE market is generally a function of the number of new vehicles produced, which in turn is a function of prevailing economic conditions and consumer preferences. In 2003, the number of light vehicles produced was 15.9 million in North America, 19.4 million in Europe and 22.5 million in the rest of the world. Worldwide new light vehicle production is forecasted to increase to over 63.0 million units in 2006 from approximately 57.8 million units in 2003. Although OE demand is tied to planned vehicle production, parts suppliers also have the opportunity to grow through increasing their product content per vehicle, by further penetrating business with existing customers and by gaining new customers and markets. Companies with global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are, we believe, well positioned to take advantage of these opportunities.

Demand for aftermarket products is driven by the quality of OE parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage and the average useful life of vehicle parts. Although more vehicles are on the road than ever before, the aftermarket has experienced weakness due to improved quality of OE parts and increases in average useful lives of automotive parts as a result of technological innovation. In addition, the decline from 1995 to 2003 of the number of vehicles in the six to ten year-old vehicle segment (from 63.7 million to 62.1 million) — when cars generally need first-line replacement parts such as those offered by us — is also driving aftermarket softness. Suppliers are increasingly being required to deliver innovative aftermarket products that upgrade the performance or safety of a vehicle's original components to drive aftermarket demand.

Industry Trends

Currently, we believe several significant existing and emerging trends are dramatically impacting the automotive industry. As the dynamics of the automotive industry change, so do the roles, responsibilities and relationships of its participants. Key trends that we believe are affecting automotive parts suppliers include:

Outsourcing and Demand for Systems and Modules

OE manufacturers are increasingly moving towards outsourcing automotive parts and systems to simplify the vehicle assembly process, lower costs and reduce vehicle development time. Outsourcing allows OE manufacturers to take advantage of the lower cost structure of the automotive parts suppliers and to benefit from multiple suppliers engaging in simultaneous development efforts. Furthermore, development of advanced electronics has enabled formerly independent vehicle components to become "interactive," leading to a shift in demand from individual parts to fully integrated systems. As a result, automotive parts suppliers offer OE manufacturers component products individually, as well as in a variety of integrated forms such as modules and systems:

- "Modules" are groups of component parts arranged in close physical proximity to each other within a vehicle. Modules are often assembled by the supplier and shipped to the OEM for installation in a vehicle as a unit. Seats, instrument panels, axles and door panels are examples.
- "Systems" are groups of component parts located throughout a vehicle which operate together to provide a specific vehicle function. Anti-lock braking systems, safety restraint systems, roll control systems, emission control and powertrain systems are examples.

This shift in demand towards fully integrated systems has created the role of the Tier 1 systems integrator. These systems integrators will increasingly have the responsibility to execute a number of activities, such as design, product development, engineering, testing of component systems and purchasing from Tier 2 suppliers. We are an established Tier 1 supplier with more than ten years of product integration experience. We have modules or systems for 40 vehicle platforms in production worldwide and modules or systems for 15 additional platforms under development. For example, we supply ride control modules for the DaimlerChrysler Caravan, the VW Golf and the Audi A6 and the exhaust emission control system for the Porsche Boxster, Nissan Xterra, Ford Transit, and Jaguar XJ Type.

Global Consolidation of OE Customers

Given the trend in business combinations among vehicle manufacturers — such as the Daimler-Chrysler merger and Ford's acquisition of Volvo — as well as the global OE expansion over the last decade, OEMs are increasingly requesting suppliers to provide parts on a global basis. As the customer base of OEMs has consolidated and emerging markets have become more important to achieving growth, suppliers must be prepared to provide products any place in the world.

- Growing Importance of Emerging Markets: Because the North American and Western European automotive markets are relatively mature, OE manufacturers are increasingly focusing on emerging markets for growth opportunities, particularly China, Eastern Europe, India and Latin America. This increased OE focus has, in turn, increased the growth opportunities in the aftermarkets in these regions.
- Governmental Tariffs and Local Parts Requirements: Many governments around the world require that vehicles sold within their country contain specified percentages of locally produced parts. Additionally, some governments place high tariffs on imported parts.
- Location of Production Closer to End Markets: OE manufacturers and parts suppliers have relocated production globally on an "onsite" basis that is closer to end markets. This international expansion allows suppliers to pursue sales in developing markets and take advantage of relatively lower labor costs.

With facilities around the world, including the key regions of North America, South America, Europe and Asia, we can supply our customers on a global basis.

Global Rationalization of OE Vehicle Platforms

OE manufacturers are increasingly designing "global platforms." A global platform is a basic mechanical structure of a vehicle that can accommodate different features and is in production and/or development in more than one region. Thus, OE manufacturers can design one platform for a number of similar vehicle models. This allows manufacturers to realize significant economies of scale through limiting variations across items such as steering columns, brake systems, transmissions, axles, exhaust systems, support structures and power window and door lock mechanisms. We believe that this shift towards standardization will have a large impact on automotive parts suppliers, who should experience a reduction in production costs as OE manufacturers reduce variations in components. We also expect parts suppliers to experience higher production volumes per unit and greater economies of scale, as well as reduced total investment costs for molds, dies and prototype development. Light vehicle platforms of over one million units are expected to grow from 12 percent to 25 percent of global OE production from 2002 to 2007.

Increasing Technologically Sophisticated Content

As consumers continue to demand competitively priced vehicles with increased performance and functionality, the number of sophisticated components utilized in vehicles is increasing. By replacing mechanical functions with electronics and by integrating mechanical and electronic functions within a vehicle, OE manufacturers are achieving improved emission control, improved safety and more sophisticated features at lower costs.

Automotive parts customers are increasingly demanding technological innovation from suppliers to address more stringent emission and other regulatory standards and to improve vehicle performance. To develop innovative products, systems and modules, we have invested $201 million over the past three years into engineering, research and development and we continuously seek to take advantage of our technology investments and brand strength by extending our products into new markets and categories. For example, we were the first supplier to develop and commercialize a diesel particulate filter that can virtually eliminate carbon and hydrocarbon emissions with minimal impact on engine performance, and we recently began supplying Volvo with a computerized electronic suspension system that we co-developed with Öhlins Racing AB. As another example, in 2002 we extended our acceleration sensitive damping technology to Europe by launching our Monroe Reflex® premium aftermarket shock, which was originally launched in North America in 1999.

Increasing Environmental Standards

Automotive parts suppliers and OE manufacturers are designing products and developing materials to respond to increasingly stringent environmental requirements, a growing diesel market, the demand for better fuel economy and safety concerns. Government regulations adopted over the past decade require substantial reductions in automobile tailpipe emission, longer warranties on parts of an automobile's pollution control equipment and additional equipment to control fuel vapor emission. Some of these regulations also mandate more frequent emission and safety inspections for the existing fleet of vehicles. Manufacturers have responded by focusing their efforts towards technological development to minimize pollution. As a leading supplier of emission control systems with strong technical capabilities, we believe we are well positioned to benefit from more rigorous environmental standards. For example, we developed the diesel particulate filter to meet stricter air quality regulations in Europe. We also have development contracts with a European heavy duty truck manufacturer for our combined particulate filter and De-NOx, which can reduce particulate emissions by up to 90 percent and nitrogen oxide emissions by up to 70 percent. In our ride control product line, we have invested both in North America and Europe in new water-based paint systems to replace older solvent-based technology. These new water-based systems significantly reduce the amount of VOC's (volatile organic compounds) that are evaporated from the paint during the drying process.

Extended Product Life of Automotive Parts; Declining Vehicle Fleet Age

The average useful life of automotive parts — both OE and replacement — has been steadily increasing in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, although more vehicles are on the road than ever before, the aftermarket has experienced weakness. In addition, the average age of the vehicle fleet on the road has been declining in the last several years, further contributing to softness in the aftermarket. Accordingly, a supplier's future viability in the aftermarket will depend, in part, on its ability to reduce costs and leverage its advanced technology and recognized brand names to maintain or achieve additional sales. As a Tier 1 OE supplier, we believe we are well positioned to leverage our products and technology into the aftermarket.

Changing Aftermarket Distribution Channels

From 1992 to 2002, the number of retail automotive parts stores increased 50 percent while the number of jobber stores declined more than 20 percent. Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. This enables the retailers to offer the option of a premium brand, which is often preferred by their commercial customers, or a standard product, which is often preferred by their retail customers. We believe we are well positioned to respond to this trend in the aftermarket because of our focus on cost reduction and high-quality, premium brands.

Supplier Consolidation

Over the past few years, automotive suppliers have been consolidating in an effort to become more global, have a broader, more integrated product offering and gain scale economies in order to remain competitive amidst growing pricing pressures and increased outsourcing demands from the OEMs. Industry forecasters estimate that consolidation will drive the number of Tier 1 and Tier 2 automotive parts suppliers globally from more than 10,000 in 2002 to around 800 in 2010. A supplier's viability in this consolidating market will depend, in part, on its ability to maintain and increase operating efficiencies and provide value-added services.

Safety

Vehicle safety continues to gain increased industry attention and play a critical role in consumer purchasing decisions. As such, OEMs are seeking out suppliers with new technologies, capabilities and products that have the ability to advance vehicle safety. Continued research and development by select automotive suppliers in rollover protection systems, smart airbag systems, braking electronics and safer, more durable materials has dramatically advanced the market for safety products and its evolving functional demands. Those suppliers are able to enhance vehicle safety through innovative products and technologies and have a distinct competitive advantage with the consumer, and thus their OEM customers.

Analysis of Revenues

The following table provides, for each of the years 2003 through 2001, information relating to our net sales, by primary product lines and customer categories:

	Net Sales Years Ended December 31,		
	2003	**2002**	**2001**
		(Millions)	
Emission Control Systems & Products			
Aftermarket	$ 350	$ 359	$ 387
OE market	2,037	1,880	1,805
	2,387	2,239	2,192
Ride Control Systems & Products			
Aftermarket	579	549	548
OE market	800	671	624
	1,379	1,220	1,172
Total	$3,766	$3,459	$3,364

Brands

In each of our operating segments, we manufacture and market leading brand names. Monroe® ride control products and Walker® exhaust products are two of the most recognized brand names in the automotive parts industry. We emphasize product value differentiation with these and other key brands such as Monroe Sensa-Trac® and Reflex® (shock absorbers and struts), Quiet-Flow® (mufflers), DynoMax® (performance exhaust products), Rancho® (ride control products for the high performance light truck market) and Clevite® Elastomers (elastomeric vibration control components), and DNX™ (ride control and exhaust brand for the sport tuner market). In Europe, our Gillet™ brand is recognized as a leader in developing highly engineered exhaust systems for OE customers.

Customers

We have developed long-standing business relationships with our customers around the world. In each of our operating segments, we work together with our customers in all stages of production, including design, development, component sourcing, quality assurance, manufacturing and delivery. With a balanced mix of OE and aftermarket products and facilities in major markets worldwide, we believe we are well-positioned to meet customer needs. We believe we have a strong, established reputation with customers for providing high-quality products at competitive prices, as well as for timely delivery and customer service.

Worldwide we serve more than 30 different OE manufacturers, and our products or systems are included on six of the top 10 passenger car models produced in North America and Western Europe and all of the top 10 light truck models produced in North America for 2003. During 2003, our OE customers included:

North America
AM General
CAMI
ClubCar
DaimlerChrysler
Ford
Freightliner
General Motors
Harley-Davidson
Honda
Isuzu
Navistar
Nissan
Paccar
Toyota
Volkswagen
Volvo Truck/Mack
E-Z Go Car

South America
DaimlerChrysler
Fiat
Ford
General Motors
Honda
Mitsubishi
Nissan
PSA Peugeot/Citroen
Renault
Scania
Volkswagen
Volvo Truck

Europe
BMW
DaimlerChrysler
Fiat
Ford
General Motors/Opel
Honda
Mitsubishi
MG Rover
Nissan
Paccar
PSA-Peugeot/Citroen
Porsche
Renault
Scania
Toyota
Volkswagen
Volvo Truck

Australia
Ford
General Motors/Holden
Mazda
Mitsubishi
Navistar
Toyota
Club Car
Volvo Truck

Asia
Fiat
First Auto Works
DaimlerChrysler
Ford
General Motors
Isuzu
Jinbei
Nissan
PSA-Peugeot/Citroen
Chery
Telco
Toyota
TVS Motor Co.
Volkswagen

During 2003, our aftermarket customers were comprised of full-line and specialty warehouse distributors, retailers, jobbers, installer chains and car dealers. These customers included such wholesalers and retailers as National Auto Parts Association (NAPA), O'Reilly Automotive and Advance Auto Parts in North America and Temot and Auto Distribution International in Europe. We believe we have a balanced mix of aftermarket customers, with our top 10 aftermarket customers accounting for 33.7 percent of our total net aftermarket sales and only 8.3 percent of our total net sales for 2003.

General Motors accounted for approximately 18.9 percent, 19.8 percent, and 19.6 percent of our net sales in 2003, 2002, and 2001, respectively, Ford accounted for approximately 13.9 percent, 13.3 percent and 10.6 percent of our net sales in 2003, 2002, and 2001, respectively, DaimlerChrysler accounted for approximately 8.8 percent, 10.1 percent, and 10.4 percent of our net sales in 2003, 2002, and 2001, respectively and Volkswagen accounted for approximately 11.0 percent, 10.1 percent, and 10.9 percent of our net sales in 2003, 2002, and 2001, respectively. No other customer accounted for more than 10 percent of our net sales for those years.

Competition

In North America, Europe and the rest of the world, we operate in highly competitive markets. Customer loyalty is a key element of competition in these markets and is developed through long-standing relationships, customer service, value-added products and timely delivery. Product pricing and services provided are other important competitive factors.

In both the OE market and aftermarket, we compete with the vehicle manufacturers, some of which are also customers of ours, and numerous independent suppliers. In the OE market, we believe that we are among the top three suppliers in the world for both emission control and ride control products and systems. In the aftermarket, we believe that we are the market share leader in the supply of both emission control and ride control products in the markets we serve throughout the world.

Seasonality

Our business is somewhat seasonal. OE manufacturers' production requirements have historically been higher in the first two quarters of the year as compared to the last two quarters. Production requirements tend to decrease in the third quarter due to plant shutdowns for model changeovers. In addition, we believe this seasonality is due, in part, to consumer demand for new vehicles softening during the holiday season and as a result of the winter months in North America and Europe. Also, the major North American OE manufacturers generally close their production facilities for the last two weeks of the year. Our aftermarket business also experiences seasonality. Demand for aftermarket products increases during the spring as drivers prepare for the summer driving season. Although seasonality does impact our business, actual results may vary from the above trends due to timing of platform launches and other production related events.

Emission Control Systems

Vehicle emission control products and systems play a critical role in safely conveying noxious exhaust gases away from the passenger compartment and reducing the level of pollutants and engine exhaust noise to an acceptable level. Precise engineering of the exhaust system — from the manifold that connects an engine's exhaust ports to an exhaust pipe, to the catalytic converter that eliminates pollutants from the exhaust, to the muffler — leads to a pleasant, tuned engine sound, reduced pollutants and optimized engine performance.

We design, manufacture and distribute a variety of products and systems designed to optimize engine performance, acoustic tuning and weight, including the following:

- Mufflers and resonators — Devices to provide noise elimination and acoustic tuning;

- Catalytic converters — Devices used to convert harmful gaseous emission, such as carbon monoxide, from a vehicle's exhaust system into harmless components such as water vapor and carbon dioxide;

- Exhaust manifolds — Components that collect gases from individual cylinders of a vehicle's engine and direct them into a single exhaust pipe;
- Pipes — Utilized to connect various parts of both the hot and cold ends of an exhaust system;
- Hydroformed tubing — Forms into various geometric shapes, such as Y-pipes or T-pipes, which provides optimization in both design and installation as compared to conventional pipes;
- Hangers and isolators — Used for system installation and noise elimination; and
- Diesel Particulate Filters — Devices to eliminate particulate matter emitted from diesel engines.

We entered this product line in 1967 with the acquisition of Walker Manufacturing Company, which was founded in 1888. With the acquisition of Heinrich Gillet GmbH & Co. in 1994, we also became one of Europe's leading OE emission control systems suppliers. When the term "Walker" is used in this document, it refers to our subsidiaries and affiliates that produce emission control products and systems.

We supply our emission control offerings to over 20 automakers for use on over 130 vehicle models, including six of the top 10 passenger cars produced in North America and Western Europe and seven of the top 10 light trucks produced in North America in 2003.

In the aftermarket, we manufacture, market and distribute replacement mufflers for virtually all North American, European, and Asian makes of light vehicles under brand names including Quiet-Flow®, TruFit® and Aluminox™, in addition to offering a variety of other related products such as pipes and catalytic converters (Walker Perfection®). We also serve the specialty exhaust aftermarket, where our key offerings include Mega-Flow™ exhaust products for heavy-duty vehicle applications and DynoMax® high performance exhaust products. We continue to emphasize product value differentiation with other aftermarket brands such as Thrush® and Fonos™.

The following table provides, for each of the years 2003 through 2001, information relating to our sales of emission control products and systems for certain geographic areas:

	Percentage of Net Sales Years Ended December 31,		
	2003	2002	2001
United States			
Aftermarket	19%	20%	26%
OE market	81	80	74
	100%	100%	100%
Foreign Sales			
Aftermarket	12%	13%	13%
OE market	88	87	87
	100%	100%	100%
Total Sales by Geographic Area (a)			
United States	36%	40%	36%
European Union	42	40	44
Canada	10	10	10
Other areas	12	10	10
	100%	100%	100%

(a) See Note 10 to the consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

Ride Control Systems

Superior ride control is governed by a vehicle's suspension system, including its shock absorbers and struts. Shock absorbers and struts help maintain vertical loads placed on a vehicle's tires to help keep the tires in contact with the road. A vehicle's ability to steer, brake and accelerate depends on the contact between the vehicle's tires and the road. Worn shocks and struts can allow excess weight transfer from side to side, which is called "roll," from front to rear, which is called "pitch," and up and down, which is called "bounce." Variations in tire-to-road contact can affect a vehicle's handling and braking performance and the safe operation of a vehicle. Shock absorbers are designed to control vertical loads placed on tires by providing resistance to vehicle roll, pitch and bounce. Thus, by maintaining the tire to road contact, ride control products are designed to function as safety components of a vehicle, in addition to providing a comfortable ride.

We design, manufacture and distribute a variety of ride control products and systems. Our ride control offerings include:

- Shock absorbers — A broad range of mechanical shock absorbers and related components for light- and heavy-duty vehicles. We supply both twin-tube and monotube shock absorbers to vehicle manufacturers and the aftermarket;

- Struts — A complete line of struts and strut assemblies for light vehicles;

- Vibration control components (Clevite® Elastomers) — Generally rubber-to-metal bushings and mountings to reduce vibration between metal parts of a vehicle. Our offerings include a broad range of suspension arms, rods and links for light- and heavy-duty vehicles;

- Kinetic® roll control — A suite of roll control, near equal wheel loading systems ranging from simple mechanical systems to complex hydraulic systems featuring proprietary and patented technology. The Kinetic technology was incorporated on the Citroen World Rally Car that was featured in the World Rally Championship 2003;

- Advanced suspension systems — Electronically adjustable shock absorbers and suspension systems that change performance based on vehicle inputs such as steering and braking; and

- Other — We also offer other ride control products such as load assist products, springs, steering stabilizers, adjustable suspension systems, suspension kits and modular assemblies.

We supply our ride control offerings to over 30 vehicle-makers for use on over 190 vehicle models, including all of the top 10 light truck models produced in North America for 2003. We also supply OE ride control products and systems to a range of heavy-duty and specialty vehicle manufacturers including Volvo Truck, Scania, International Truck and Engine (Navistar), Freightliner, PACCAR and E-Z Go Car (golf carts).

In the ride control aftermarket, we manufacture, market and distribute replacement shock absorbers for virtually all North American, European and Asian makes of light vehicles under several brand names including Gas Matic®, Sensa-Trac®, Monroe Reflex® and Monroe Adventure®, as well as Clevite® Elastomers for elastomeric vibration control components. We also sell ride control offerings for the heavy duty, off-road and specialty aftermarket, such as our Gas-Magnum® shock absorbers for the North American heavy-duty category.

We entered the ride control product line in 1977 with the acquisition of Monroe Auto Equipment Company, which was founded in 1916 and introduced the world's first modern tubular shock absorber in 1930. When the term "Monroe" is used in this document it refers to our subsidiaries and affiliates that produce ride control products and systems.

The following table provides, for each of the years 2003 through 2001, information relating to our sales of ride control equipment for certain geographic areas:

	Percentage of Net Sales Year Ended December 31,		
	2003	2002	2001
United States			
Aftermarket	43%	45%	45%
OE market	57	55	55
	100%	100%	100%
Foreign Sales			
Aftermarket	41%	47%	49%
OE market	59	53	51
	100%	100%	100%
Total Sales by Geographic Area(a)			
United States	47%	52%	50%
European Union	32	27	27
Canada	4	4	4
Other areas	17	17	19
	100%	100%	100%

(a) See Note 10 to the consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

Sales, Marketing and Distribution

We have separate and distinct sales and marketing efforts for our OE and aftermarket businesses.

For OE sales, our sales and marketing team is an integrated group of professionals, including skilled engineers and program managers, that are organized by customer and product type (e.g., ride control and emission control). Our sales and marketing team provides the appropriate mix of operational and technical expertise needed to interface successfully with the OEMs. Our new business "capture process" involves working closely with the OEM platform engineering and purchasing team. Bidding on OE automotive platforms typically encompasses many months of engineering and business development activity. Throughout the process, our sales team, program managers and product engineers assist the OE customer in defining the project's technical and business requirements. A normal part of the process includes our engineering and sales personnel working on customers' integrated product teams, and assisting with the development of component/system specifications and test procedures. Given that the OE business involves long-term production contracts awarded on a platform-by-platform basis, our strategy is to leverage our engineering expertise and strong customer relationships to obtain platform awards and increase operating margins.

For aftermarket sales and marketing, in North America our sales force is organized into brand-specific teams, with a separate group for Monroe®, Rancho® and Walker®. Our sales forces in Europe and the rest of the world are generally organized by customer and cover both ride and emission control products. We sell aftermarket products through five primary channels of distribution: (1) the traditional three-step distribution system: full line warehouse distributors, jobbers and installers; (2) the specialty two-step distribution system: specialty warehouse distributors that carry only specified automotive product groups and installers; (3) direct sales to retailers; (4) direct sales to installer chains; and (5) direct sales to car dealers. Our aftermarket sales and marketing representatives cover all levels of the distribution channel, stimulating interest in our products and helping our products move through the distribution system. Also, to generate demand for our products from end-users, we run print and television advertisements and offer pricing promotions. We were one of the first parts manufacturers to offer business-to-business services to customers with TA-Direct, an on-line order entry and customer service tool. In addition, we maintain detailed web sites for each of the Walker®, Monroe®, Rancho® and DynoMax® brands and our heavy duty products.

Manufacturing and Engineering

We focus on achieving superior product quality at the lowest operating costs possible and generally use state-of-the-art manufacturing processes to achieve that goal. Our manufacturing strategy centers on a lean production system designed to reduce overall costs — especially indirect costs — while maintaining quality standards and reducing manufacturing cycle time. In addition, we have implemented Six Sigma in our processes to minimize product defects and improve operational efficiencies. We deploy new technology where it makes sense to differentiate our processes from our competitors' or to achieve balance in one-piece flow through production lines.

Emission Control

Our consolidated businesses operate nine emission control manufacturing facilities in the U.S. and 33 emission control manufacturing facilities outside of the U.S. We operate five of these international facilities through joint ventures in which we own a controlling interest. We also operate four additional manufacturing facilities outside of the U.S. through four joint ventures in which we hold a noncontrolling interest. We operate five emission control engineering and technical facilities worldwide and share two other such facilities with our ride control operations.

Within each of our emission control manufacturing facilities, operations are organized by component (muffler, catalytic converter, pipe, resonator and manifold). Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility. We continue to invest in plant and equipment to stay on top of the industry. For instance, in our Harrisonburg, Virginia, aftermarket manufacturing facility, we have developed a completely automated production process that handles all facets of pipe production from tube milling to pipe bending.

In an effort to further improve our OE customer service and position ourselves as a Tier-1 OE systems supplier, we have been developing some of our emission control manufacturing operations into "just-in-time" or "JIT" systems. In this system, a JIT facility located close to our OE customer's manufacturing plant receives product components from both our manufacturing operations and independent suppliers, assembles and then ships products to the OEMs on an as-needed basis. To manage the JIT functions and material flow, we have advanced computerized material requirements planning systems linked with our customers' and supplier partners' resource management systems. We have two emission control JIT assembly facilities in the United States and 16 in the rest of the world, including three that are operated through non-controlled joint ventures.

During the 1990's, we expanded our converter and emission system design, development, test and manufacturing capabilities. Our engineering capabilities now include advanced predictive design tools, advanced prototyping processes and state-of-the-art testing equipment. This expanded technological capability makes us a "full system" integrator, supplying complete emission control systems from the manifold to the tailpipe, to provide full emission and noise control. It also allows us to provide JIT delivery and, when feasible, sequence delivery of emission control systems to meet customer production requirements. For 2003, we introduced our new Tubular Integrated (catalytic) Converter ("TIC") to major vehicle manufacturers in North America. The TIC shortens production time, reduces manufacturing cost by up to 25 percent and reduces weight by up to 20 percent using a new cold-formed, weld-free production process.

Ride Control

Our consolidated businesses operate nine ride control manufacturing facilities in the U.S. and 21 ride control manufacturing facilities outside the U.S. We operate four of these international facilities through joint ventures in which we own a controlling interest. We operate seven engineering and technical facilities worldwide and share two other such facilities with Walker.

Within each of our ride control manufacturing facilities, operations are organized by product (shocks, struts and vibration control products) and include computer numerically controlled and conventional machine centers; tube milling and drawn-over-mandrel manufacturing equipment; metal inert gas and resistance welding; powdered metal pressing and sintering; chrome plating; stamping; and assembly/test capabilities. Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility.

As in the emission control business, in an effort to further improve our OE customer service and position us as a Tier 1 OE module supplier, we have been developing some of our manufacturing operations into JIT systems. We have two JIT ride control assembly facilities in the United States and three additional JIT ride control facilities in the rest of the world.

In designing our shock absorbers and struts, we use advanced engineering and test capabilities to provide product reliability, endurance and performance. Our engineering capabilities feature advanced computer aided design equipment and testing facilities. Our dedication to innovative solutions has led to such technological advances as:

- Adaptive damping systems — adapts to the vehicle's motion to better control undesirable vehicle motions;
- Electronically adjustable suspensions — changes suspension performance based on a variety of inputs such as steering, braking, vehicle height, and velocity; and
- Air leveling systems — manually or automatically adjust the height of the vehicle.

Conventional shock absorbers and struts generally compromise either ride comfort or vehicle control. Our innovative grooved-tube, gas-charged shock absorbers and struts provide both ride comfort and vehicle control, resulting in improved handling, less roll, reduced vibration and a wider range of vehicle control. This technology can be found in our premium quality Sensa-Trac® shock absorbers. In late 1997, we further enhanced this technology by adding the SafeTech™ fluon banded piston, which improves shock absorber performance and durability. In 1999, we introduced the Monroe Reflex® shock absorber, which incorporates our Impact Sensor™ device. This technology permits the shock absorber to automatically switch in milliseconds between firm and soft compression damping when the vehicle encounters rough road conditions, thus maintaining better tire-to-road contact and improving handling and safety. We recently began supplying Volvo with an innovative computerized electronic suspension system, which features dampers developed by Tenneco and electronic valves designed by Öhlins Racing AB. The computerized electronic suspension ("CES") ride control system is currently or will soon be featured on Volvo's new 560R, V70R, and 580R passenger cars.

Quality Control

Quality control is an important part of our production process. Our quality engineers establish performance and reliability standards in the product's design stage, and use prototypes to confirm the component/system can be manufactured to specifications. Quality control is also integrated into the manufacturing process, with shop operators being responsible for quality control of their specific work product. In addition, our inspectors test work-in-progress at various stages to ensure components are being fabricated to meet customers' requirements.

We believe our commitment to quality control and sound management practices and policies is demonstrated by our successful participation in the International Standards Organization/Quality Systems certification process ("ISO/QS"). ISO/QS certifications are yearly audits that certify that a company's facilities meet stringent quality and business systems requirements. Without either ISO or QS certification, we would not be able to supply OEMs locally or globally. Of those manufacturing facilities where we have determined that ISO 9000 certification is required or would provide us with an advantage in securing additional business, approximately 95 percent have achieved ISO 9000 certification and we are pursuing certification of the remaining five percent. Of those manufacturing facilities where we have determined that QS certification is required to service our customers or would provide us with an advantage in securing additional business, approximately 91 percent have achieved QS-9000 certification, and we are pursuing certification of the remaining nine percent. We are in the process of certifying our plants and design centers to the new Quality System Standards TS16949 and plan to have most of our plants certified to the new standard by the end of 2005.

Business Strategy

Our objective is to enhance profitability by leveraging our global position in the manufacture of emission control and ride control products and systems. We intend to apply our competitive strengths and balanced mix of products, markets, customers and distribution channels to capitalize on many of the significant existing and emerging trends in the automotive industry. The key components of our business strategy are described below.

Leverage Global Engineering and Advanced System Capabilities

We continue to focus on the development of highly engineered systems and complex assemblies and modules, which are designed to provide value-added solutions to customers and generally increase vehicle content and carry higher profit margins than individualized components. In addition, we have developed integrated, electronically linked global engineering and manufacturing facilities, which we believe help us to maintain our presence on top-selling vehicles. We have more than 10 years of experience in integrating systems and modules. In addition, our JIT and in-line sequencing manufacturing and distribution capabilities will enable us to better respond to our customers needs.

"Own" the Product Life Cycle

We seek to leverage our aftermarket expertise, which provides us with valuable consumer demand information, to strengthen our competitive position with OEMs. Our market knowledge, coupled with our leading aftermarket presence, strengthens our ties with our OE customer base and drives OE acceptance of our aftermarket products and technologies for use in original vehicle manufacturing.

Commercialize Innovative, Value-Added Products

To differentiate our offerings from those of our competitors, we focus on commercializing innovative, value-added products, both on our own and through strategic alliances, with emphasis on highly engineered systems and complex assemblies and modules. We seek to continually identify and target new, fast-growing niche markets and commercialize our new technologies for these markets, as well as our existing markets.

For example, in late 1998, we reached an agreement with Öhlins Racing AB to jointly develop advanced, electronically controlled suspension damping systems which decrease spring movement, and in 2001 Volvo selected a system designed pursuant to our agreement with Öhlins for use in Volvo's S60/V70 and XC70 models. We continue to win new business at Ford for our Gripper™ stabilizer bar system, which combines a pressurized elastomeric, mechanically bonded bushing with a multi-stabilizer bar that eliminates noise while improving vehicle ride and handling. In addition, our exclusive Kinetic® Dynamic Suspension System, a version of the Kinetic® Reversible Function Stabilizer Technology, is featured as an option on the 2004 Lexus GX470 sports utility vehicle through a licensing arrangement between us and Lexus.

Expand Our Aftermarket Business

We manufacture and market leading brand name products. Monroe® ride control products and Walker® emission control products, which have been offered to consumers for over 50 years, are two of the most recognized brand name products in the automotive parts industry. We continue to emphasize product value differentiation with these brands and our other primary brands, including:

- The Monroe Reflex® shock absorber which features an Impact Sensor™ device to maintain better tire-to-road contact and improve handling and safety under rough road conditions;
- The Monroe Sensa-Trac® line of shock absorbers, that has been enhanced by the SafeTec™ system technology which incorporates a fluon banded piston to improve performance and durability;
- Walker's Quiet-Flow® muffler, which features an open flow design that increases exhaust flow, improves sound quality and significantly reduces exhaust back pressure when compared to other replacement mufflers;
- Rancho® ride control products for the high-performance light truck market;
- DynoMax® high-performance emission control systems;
- Walker Perfection™ catalytic converters;
- Clevite® Elastomers elastomeric vibration control components, which are primarily rubber products used to reduce vibration through "cushioning" a connection or contact point; and
- In European markets, Walker™ and Aluminox™ mufflers.

We are capitalizing on our brand strength by incorporating newly acquired product lines within existing product families. We believe brand equity is a key asset in a time of customer consolidation and merging channels of distribution.

Our plans to expand our aftermarket business are focused on three key marketing initiatives: new product introductions; building customer and industry awareness of the maintenance, performance and other benefits of ensuring that a vehicle's ride control systems are in good working condition; and extending our brands and aftermarket penetration to new product segments. For example, this year we introduced our new DNX™ brand in the United States, that sport tunes cars with performance exhaust and adjustable suspension systems. We plan to introduce this brand in Europe in early 2004. We are exploring a number of opportunities to extend our existing well-known brands, such as Monroe®, and our product line generally to aftermarket product segments not previously served. For example, in 2003 we entered into an agreement with DuPont to develop, manufacture and market DuPont™-branded car appearance products in North America. Another example is our Safety Triangle™ marketing campaign, which focuses on the impact of replacing worn shock absorbers and struts on vehicle safety. We believe that, when combined with our expansive customer service network, these initiatives will yield incremental aftermarket revenues.

Achieve Greater Content per Vehicle

As a result of increasing emissions standards and the introduction of multiple catalytic converters and heat exchangers per vehicle, we believe that available emission control content per light vehicle will rise over the next several years. We believe that consumers' greater emphasis on automotive safety could also allow available ride control content per light vehicle to rise. In addition, advanced technologies and modular assemblies represent an opportunity to increase vehicle content. For example, our innovative CES system, which we recently debuted on several Volvo passenger cars, increases our content revenues five-fold compared to a standard shock offering. We plan to take advantage of these trends by leveraging our existing position on many top-selling vehicle platforms and by continuing to enhance our modular/systems capabilities.

Execute Focused Transactions

In the past, we have been successful in identifying and capitalizing on strategic acquisitions and alliances to achieve growth. Through these acquisitions and alliances, we have (1) expanded our product portfolio; (2) realized incremental business with existing customers; (3) gained access to new customers; and (4) achieved leadership positions within new geographic markets.

We have developed a strategic alliance with Futaba, a leading exhaust manufacturer in Japan that also includes a joint venture operation in Burnley, England. We also have an alliance with Tokico, a leading Japanese ride control manufacturer. These alliances help us grow our business with Japan-based OEMs by leveraging the geographical presence of each partner to serve Japan-based global platforms. We have established a presence in Thailand through a joint venture that supplies exhaust components for GMIsuzu. Our joint venture operations in Dalian and Shanghai, China have established us as one of the leading exhaust suppliers in the rapidly growing Chinese automotive market. We continue to expand our Chinese presence and, in November 2003, entered into two agreements to form new joint ventures in China. The first is with Eberspächer International GmbH to supply emission control products and systems for luxury cars produced by BMW and Audi in China, and the second is with Chengdu Lingchuan Mechanical Plant to supply emission control products and systems for various Ford platforms produced in China.

Where appropriate, we intend to continue to pursue strategic alliances, joint ventures, acquisitions and other transactions that complement or enhance our existing products, technology, systems development efforts, customer base and/or domestic or international presence. We strive to align with strong local partners to help us further develop our leadership in systems integration and to penetrate international markets and with companies that have proven products, proprietary technology, research capabilities and/or market penetration to help us achieve further leadership in product offerings, customer relationships, and systems integration and overall presence.

Growth in Adjacent Markets

One of our goals is to apply our existing design, engineering and manufacturing capabilities to penetrate a variety of adjacent markets and to achieve growth in higher-margin businesses. For example, we are aggressively leveraging our technology and engineering leadership in emission and ride control into adjacent markets, such as the heavy-duty market for trucks, buses, agricultural equipment, construction machinery and other commercial vehicles. As an established leading supplier of heavy-duty ride control and elastomer products, we are already serving customers like Volvo Truck, Mack, Navistar International, Freightliner and Scania. We also see tremendous opportunity to expand our presence in the heavy-duty market with our emission control products and systems, having recently entered this market in Europe with diesel technologies that will help customers meet Euro 4, Euro 5 and Kyoto requirements.

Improve Efficiency and Reduce Costs

We are a process-oriented company and have implemented and are continuing to implement several programs designed to improve efficiency and reduce costs, including:

- We are successfully completing Project Genesis, our primary initiative for improving global manufacturing and distribution efficiency. Since launching Project Genesis in December 2001, we have reduced excess manufacturing capacity and costs. We have closed eight facilities and improved workflow at 21 plants worldwide.
- We anticipate long-term savings through our Six Sigma program, a methodology and approach designed to minimize product defects and improve operational efficiencies.
- We have implemented a Lean manufacturing program to reduce costs, inventories and customer lead times while improving delivery.
- We have adopted the Business Operating System ("BOS"), a disciplined system to promote and manage continuous improvement. BOS focuses on the assembly and analysis of data for quick and effective problem resolution to create more efficient and profitable operations.
- We are using Economic Value Added ("EVA®"), a financial tool that more effectively measures how efficiently we employ our capital resources, and have linked the successful application of this management discipline to our incentive compensation program.

In addition, we continue to work to reduce costs by standardizing products and processes throughout our operations; further developing our global supply chain management capabilities; improving our information technology; increasing efficiency through employee training; investing in more efficient machinery; and enhancing the global coordination of costing and quoting procedures, along with other steps to reduce administrative and operational costs and improve cost management.

Reduce Borrowings and Improve Cash Flow

We are focused on a core set of goals designed to reduce borrowings and improve cash flow: (i) keeping selling, general and administrative expenses plus engineering, research and development costs ("SGA&E") level as a percentage of sales, while continuing to invest in sales and engineering; (ii) extracting significant cash flow from working capital initiatives; (iii) maintaining overall gross margins in a challenging economic environment; and (iv) strengthening existing customer relationships and winning new long-term OE business.

Environmental Matters

We estimate that we and our subsidiaries will make capital expenditures for environmental matters of approximately $7 million in 2004 and approximately $2 million in 2005.

For additional information regarding environmental matters, see Item 3, "Legal Proceedings," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental and Other Matters," and Note 11 to the financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included under Item 8.

Employees

As of December 31, 2003, we had approximately 19,139 employees, approximately 53.3 percent of which are covered by collective bargaining agreements and approximately 29.7 percent of which are governed by European works councils. Several of our existing labor agreements, including those covering plants in Spain, Belgium, France, the United Kingdom and the United States, are scheduled for renegotiation in 2004. We regard our employee relations as generally satisfactory.

Other

The principal raw material utilized by us is steel. We obtain steel from a number of sources pursuant to various contractual and other arrangements. We believe that an adequate supply of steel can presently be obtained from a number of different domestic and foreign suppliers.

We hold a number of domestic and foreign patents and trademarks relating to our products and businesses. We manufacture and distribute our products primarily under the Walker® and Monroe® brand names, which are well-recognized in the marketplace and are registered trademarks. The patents, trademarks and other intellectual property owned by or licensed to us are important in the manufacturing, marketing and distribution of our products.

ITEM 2. PROPERTIES.

We lease our principal executive offices, which are located at 500 North Field Drive, Lake Forest, Illinois, 60045.

Walker's consolidated businesses operate nine manufacturing facilities in the U.S. and 33 manufacturing facilities outside of the U.S., operate five engineering and technical facilities worldwide and share two other such facilities with Monroe. Fifteen of these manufacturing plants are JIT facilities. Walker operates four additional manufacturing facilities outside of the U.S. through four non-controlled joint ventures, three of which are JIT facilities.

Monroe's consolidated businesses operate nine manufacturing facilities in the U.S. and 21 manufacturing facilities outside the U.S., operate seven engineering and technical facilities worldwide and share two other such facilities with Walker. Five of these manufacturing plants are JIT facilities.

The above-described manufacturing locations outside of the U.S. are located in Canada, Mexico, Belgium, Spain, the United Kingdom, the Czech Republic, South Africa, France, Sweden, Germany, Poland, Portugal, Argentina, Brazil, Australia, New Zealand, China, Thailand, Russia and India. We also have sales offices located in Australia, Argentina, Brazil, Canada, India, Italy, Japan, Poland, Russia, Singapore, Thailand and Sweden.

We own approximately one half of the properties described above and lease the other half. We hold 10 of the above-described international manufacturing facilities through eight joint ventures in which we own a controlling interest. In addition, we hold four others through four joint ventures in which we own a non-controlling interest. We also have distribution facilities at our manufacturing sites and at a few offsite locations, substantially all of which we lease.

We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future.

We also believe that we have generally satisfactory title to the properties owned and used in our respective businesses.

ITEM 3. LEGAL PROCEEDINGS.

As of December 31, 2003, we are designated as a potentially responsible party in three Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $12 million. For each of the Superfund sites and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 related to on-site remediation activities and $5 million in the first quarter of 2001 following evaluation of needed off-site remediation activities. However, after further investigation of alternative remediation technologies, we were able to identify a more efficient technology and therefore reduced the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

From time to time we are subject to product warranty claims whereby we are required to bear costs of repair or replacement of certain of our products. Warranty claims may range from individual customer claims to full recalls of all products in the field. See Note 11 to our consolidated financial statements included under Item 8 for information regarding our warranty reserves.

We also from time to time are involved in legal proceedings or claims that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. For example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues. This dispute involves a court-mandated bidding process, which could result in a non-cash charge to earnings if we are required to sell our interest in the joint venture on unfavorable terms. As another example, we recently identified our failure to file certain reports under an automotive industry regulation and, although we have now made the required filings, this failure could subject us to a response, including fines or penalties, from the appropriate agency. We will continue to vigorously defend ourselves against all of these claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. On the other hand, we are experiencing an increasing number of these claims, likely due to bankruptcies of major asbestos manufacturers. We vigorously defend ourselves against these claims as part of our ordinary course of business. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

During the second quarter of 2002, we reached an agreement with an OE customer to recover our investment in development costs and related equipment, as well as amounts owed to some of our suppliers, for a platform cancelled by the customer. We collected $30 million, net of the amounts we owed to suppliers, during the second quarter pursuant to this agreement. The agreement had no effect on our results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to the vote of security holders during the fourth quarter of 2003.

ITEM 4.1. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following provides information concerning the persons who serve as our executive officers as of March 1, 2004. For periods prior to November 4, 1999, the date of the 1999 Pactiv spin-off, references to service to "us" or "our company" reflect services to Old Tenneco's automotive operations.

Name (and Age at December 31, 2003)	Offices Held
Mark P. Frissora (48)	Chairman of the Board of Directors, President and Chief Executive Officer
Timothy R. Donovan (48)	Executive Vice President, Managing Director — International and General Counsel and Director
Hari N. Nair (43)	Executive Vice President and Managing Director — Europe
Richard P. Schneider (56)	Senior Vice President — Global Administration
Brent Bauer (48)	Senior Vice President and General Manager — North American Original Equipment Emission Control
Kenneth R. Trammell (43)	Senior Vice President and Chief Financial Officer
Timothy E. Jackson (47)	Senior Vice President — Global Technology and Manufacturing
Paul Schultz (53)	Senior Vice President — Global Supply Chain Management
Neal Yanos (42)	Senior Vice President and General Manager — North American Original Equipment Ride Control and North American Aftermarket
James A. Perkins, Jr. (41)	Vice President and Controller

Mark P. Frissora — Mr. Frissora became our Chief Executive Officer in connection with the 1999 Spin-off and has been serving as President of the automotive operations since April 1999. In March 2000, he was also named our Chairman of the Board of Directors. From 1996 to April 1999, he held various positions within our automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Mr. Frissora joined our company in 1996 from AeroquipVickers Corporation, where he served since 1991 as a Vice President. In the 15 years prior to joining AeroquipVickers, he spent 10 years with General Electric and 5 years with Philips Lighting Company in management roles focusing on product development and marketing. He is a member of The Business Roundtable and the World Economic Forum's Automotive Board of Governors. He is also a director of NCR Corporation, where he serves on its Compensation Committee, and the FMC Corporation, where he serves on its Audit Committee.

Timothy R. Donovan — Mr. Donovan was named Managing Director of our International Group in May 2001 with responsibility for all operations in Asia and South America, as well as our Japanese OE business worldwide. He was named Senior Vice President and General Counsel of our company in August 1999. He was promoted to Executive Vice President in December 2001. Mr. Donovan also is in charge of our worldwide Environmental, Health and Safety Program. Mr. Donovan was a partner in the law firm of Jenner & Block from 1989 until his resignation in September 1999, and most recently served as the Chairman of Jenner & Block's Corporate and Securities Department and as a member of its Executive Committee. He is also a director of John B. Sanfilippo & Son, Inc. and is a member of its Compensation Committee and is the Chairman of its Audit Committee. On March 9, 2004, Mr. Donovan was elected to our company's Board of Directors.

Hari N. Nair — Mr. Nair was named our Executive Vice President and Managing Director — Europe effective June 2001. Previously he was Senior Vice President and Managing Director — International.

Prior to December 2000, Mr. Nair was the Vice President and Managing Director — Emerging Markets. Previously, Mr. Nair was the Managing Director for Tenneco Automotive Asia, based in Singapore and responsible for all operations and development projects in Asia. He began his career with Tenneco Inc. in 1987, holding various positions in strategic planning, marketing, business development, quality and finance. Prior to joining Tenneco, Mr. Nair was a senior financial analyst at General Motors Corp. focusing on European operations.

Richard P. Schneider — Mr. Schneider was named as our Senior Vice President — Global Administration in connection with the 1999 Spin-Off and is responsible for the development and implementation of human resources programs and policies and employee communications activities for our worldwide operations. Prior to the 1999 Spin-Off, Mr. Schneider served as our Vice President — Human Resources. He joined us in 1994 from International Paper Company where, during his 20 year tenure, he held key positions in labor relations, management development, personnel administration and equal employment opportunity.

Brent Bauer — Mr. Bauer joined Tenneco Automotive in August 1996 as a Plant Manager and was named Vice President and General Manager — European Original Equipment Emission Control in September 1999. Mr. Bauer was named Vice President and General Manager — European and North American Original Equipment Emission Control in July 2001. Currently, Mr. Bauer serves as the Senior Vice President and General Manager — North American Original Equipment Emission Control. Prior to joining Tenneco, he was employed at AeroquipVickers Corporation for 10 years in positions of increasing responsibility serving most recently as Director of Operations.

Kenneth R. Trammell — Mr. Trammell was named our Senior Vice President and Chief Financial Officer in September 2003, having served as our Vice President and Controller from September 1999. From April 1997 to November 1999 he served as Corporate Controller of Tenneco Inc. He joined Tenneco Inc. in May 1996 as Assistant Controller. Before joining Tenneco Inc., Mr. Trammell spent 12 years with the international public accounting firm of Arthur Andersen LLP, last serving as a senior manager.

Timothy E. Jackson — Mr. Jackson joined us as Senior Vice President and General Manager — North American Original Equipment and Worldwide Program Management in June 1999. He served in this position until August 2000, at which time he was named Senior Vice President — Global Technology. Mr. Jackson joined us from ITT Industries where he was President of that company's Fluid Handling Systems Division. With over 20 years of management experience, 14 within the automotive industry, he was also Chief Executive Officer for HiSAN, a joint venture between ITT Industries and Sanoh Industrial Company. Mr. Jackson has also served in senior management positions at BF Goodrich Aerospace and General Motors Corporation.

Paul Schultz — Mr. Schultz was named our Senior Vice President — Global Supply Chain Management in April 2002. Prior to joining the company, Mr. Schultz was the Vice President, Supply Chain Management at Ingersoll-Rand Company. Mr. Schultz joined Ingersoll-Rand in 1998 as Vice President, Strategic Sourcing for their joint venture company, Ingersoll Dresser Pump. He was later promoted to Vice President, Manufacturing Operations, where he successfully introduced and led the Six Sigma initiative. Prior to joining Ingersoll-Rand, Mr. Schultz was with AlliedSignal (now Honeywell International) where he served for 25 years in staff and management positions. Most recently, he was Corporate Director, Global Commodity Management.

Neal Yanos — Mr. Yanos was named our Senior Vice President and General Manager — North American Original Equipment Ride Control in December 2000. In addition, he became Senior Vice President and General Manager of our North American Aftermarket on May 8, 2003. He joined our Monroe ride control division as a process engineer in 1988 and since that time has served in a broad range of assignments including product engineering, strategic planning, business development, finance, program management and marketing, including most recently Director of our North American original equipment GM/VW business unit. Before joining our company, Mr. Yanos was employed in various engineering positions by Sheller Globe Inc. (now part of Lear Corporation) from 1985 to 1988.

James A. Perkins, Jr. — Mr. Perkins joined us as Vice President and Controller in February of 2004. Prior to joining the company, Mr. Perkins spent fifteen years with General Electric in various management positions in acquisitions integration, finance and corporate audit. Most recently, from 2001 to 2003, he was Director, Commercial Operations for GE Medical Systems Information Technology, a provider of products and services for the medical industry. Prior to that, he served as Chief Financial Officer and Vice President for GE-Fanuc Corporation from 1999 to 2000 (manufacturing related products) and for GE-Medical Systems Ultrasound from 1998 to 1999 (medical-related devices and services).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our outstanding shares of common stock, par value $.01 per share, are listed on the New York, Chicago, Pacific and London Stock Exchanges. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange Composite Transactions Tape.

Quarter	Sales Prices High	Sales Prices Low
2003		
1st	$4.32	$2.01
2nd	4.65	2.25
3rd	7.45	3.61
4th	7.32	4.66
2002		
1st	$4.10	$1.90
2nd	6.75	3.82
3rd	8.32	3.50
4th	5.97	3.28

As of February 23, 2004, there were approximately 48,841 holders of record of our common stock, including brokers and other nominees.

The declaration of dividends on our common stock is at the discretion of our Board of Directors. The Board has not adopted a dividend policy as such; subject to legal and contractual restrictions, its decisions regarding dividends are based on all considerations that in its business judgment are relevant at the time. These considerations may include past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations.

We are highly leveraged and restricted with respect to the payment of dividends under the terms of our financing arrangements. On January 10, 2001, we announced that our Board of Directors eliminated the regular quarterly dividend on the Company's common stock. The Board took this action in response to then-current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers in North America and continued softness in the global aftermarket. We have not paid dividends on our common stock since the fourth quarter of 2000. There are no current plans to reinstate a dividend on our common stock, as the Board of Directors intends to retain any earnings for use in our business for the foreseeable future. For additional information concerning our payment of dividends, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 6. SELECTED FINANCIAL DATA.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
	2003(a)	2002(a)	2001(a)	2000(a)	1999(a)
	(Millions Except Share and Per Share Amounts)				
Statements of Income Data:					
Net sales and operating revenues from continuing operations —					
North America	$ 1,887	$ 1,906	$ 1,799	$ 1,956	$ 1,749
Europe	1,480	1,254	1,305	1,292	1,273
Other	457	352	318	348	297
Intergroup sales	(58)	(53)	(58)	(68)	(59)
	$ 3,766	$ 3,459	$ 3,364	$ 3,528	$ 3,260
Income from continuing operations before interest expense, income taxes, and minority interest —					
North America	$ 131	$ 129	$ 52	$ 68	$ 166
Europe	14	18	23	40	44
Other	31	22	17	12	(62)
Total	176	169	92	120	148
Interest expense (net of interest capitalized)(b)(d)	149	141	170	188	134
Income tax expense (benefit)(d)	(6)	(7)	51	(28)	72
Minority interest	6	4	1	2	23
Income (loss) from continuing operations	27	31	(130)	(42)	(81)
Income (loss) from discontinued operations, net of income tax(c)	—	—	—	—	(208)
Cumulative effect of changes in accounting principles, net of income tax(e)	—	(218)	—	—	(134)
Net income (loss)	$ 27	$ (187)	$ (130)	$ (42)	$ (423)
Average number of shares of common stock outstanding					
Basic	40,426,136	39,795,481	37,779,837	34,735,766	33,480,686
Diluted	41,767,959	41,667,815	38,001,248	34,906,825	33,656,063
Earnings (loss) per average share of common stock —					
Basic:					
Continuing operations	$ 0.67	$ 0.78	$ (3.43)	$ (1.20)	$ (2.42)
Discontinued operations(c)	—	—	—	—	(6.23)
Cumulative effect of changes in accounting principles(e)	—	(5.48)	—	—	(3.99)
	$ 0.67	$ (4.70)	$ (3.43)	$ (1.20)	$ (12.64)
Diluted:					
Continuing operations	$ 0.65	$ 0.74	$ (3.43)	$ (1.20)	$ (2.42)
Discontinued operations(c)	—	—	—	—	(6.23)
Cumulative effect of changes in accounting principles(e)	—	(5.48)	—	—	(3.99)
	$ 0.65	$ (4.74)	$ (3.43)	$ (1.20)	$ (12.64)
Cash dividends per common share	$ —	$ —	$ —	$ .20	$ 4.50

	Years Ended December 31,				
	2003(a)	2002(a)	2001(a)	2000(a)	1999(a)
	(Millions Except Ratio and Percent Amounts)				
Balance Sheet Data:					
Total assets	$ 2,795	$ 2,504	$ 2,681	$ 2,886	$ 2,943
Short-term debt(b)	20	228	191	92	56
Long-term debt(b)	1,410	1,217	1,324	1,435	1,578
Minority interest	23	19	15	14	16
Shareholders' equity	58	(94)	74	330	422
Statement of Cash Flows Data:					
Net cash provided (used) by operating activities	$ 281	$ 188	$ 141	$ 234	$ (254)
Net cash (used) by investing activities	(127)	(107)	(126)	(157)	(1,188)
Net cash provided (used) by financing activities	(49)	(73)	3	(123)	1,495
Cash flow(h)	315	253	209	281	169
Capital expenditures for continuing operations	130	138	127	146	154
Other Data:					
EBITDA(f)	$ 339	$ 313	$ 245	$ 271	$ 292
Ratio of earnings to fixed charges(g)	1.2	1.2	0.6	0.6	0.9
Working capital as a percent of sales(i)	2.3%	3.6%	6.0%	10.1%	15.6%

NOTE: Our financial statements for the three years ended December 31, 2003, which are discussed in the following notes, are included in this Form 10-K under Item 8.

(a) For a discussion of the significant items affecting comparability of the financial information for the years ended 2003, 2002, and 2001, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have reduced revenues for 2000 and 1999 by $21 million and $19 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general and administrative expense.

(b) In 1999, we contributed the assets of our former paperboard packaging operations to a new joint venture and spun off our former specialty packaging operations (including the interest in the containerboard joint venture) to our stockholders. Debt amounts for 1999 through November 4, 1999 are net of allocations of corporate debt to the net assets of our discontinued specialty packaging and paperboard packaging segments. Interest expense for periods presented is net of interest expense allocated to income from discontinued operations. These allocations of debt and related interest expense are based on the ratio of our investment in the specialty packaging and paperboard packaging segments' respective net assets to our consolidated net assets plus debt.

(c) Discontinued operations reflected in the above periods consist of our (1) specialty packaging segment, which was discontinued in August 1999 and (2) paperboard packaging segment, which was discontinued in June 1999.

(d) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 145, the losses on prepayments of debt in 1999 and 2000 of $28 million and $2 million, respectively, were reclassified to interest expense.

(e) In 2002, we adopted SFAS No. 142 which changed the accounting for purchased goodwill from an amortization method to an impairment-only approach. In 1999, we implemented the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." In addition, effective January 1, 1999, we changed our method of accounting for customer acquisition costs from a deferred method to an expense-as-incurred method. You should also read the notes to the financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries, appearing in Item 8, for additional information.

(f) EBITDA represents income before extraordinary item, cumulative effect of change in accounting principle, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our company's performance. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. EBITDA is derived from the statements of income as follows:

	Years Ended December 31,				
	2003	2002	2001	2000	1999
			(Millions)		
Net income (loss)	$ 27	$(187)	$(130)	$(42)	$(423)
Cumulative effect of change in accounting, net of income tax	—	218	—	—	134
Loss (income) from discontinued operations, net of tax	—	—	—	—	208
Minority interest	6	4	1	2	23
Income tax expense (benefit)	(6)	(7)	51	(28)	72
Interest expense, net of interest capitalized	149	141	170	188	134
Depreciation and amortization	163	144	153	151	144
Total EBITDA	$339	$ 313	$ 245	$271	$ 292

(g) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. For the years ended December 31, 2001, 2000 and 1999 earnings were insufficient by $80 million, $76 million and $22 million, respectively, to cover fixed charges. See Exhibit 12 to this Form 10-K for the calculation of this ratio.

(h) The amounts included in the cash flow calculation are the sum of cash provided before financing activities, cash paid during the year for interest and cash paid during the year for taxes as shown in the historical statements of cash flow. We have reported cash flow because we regularly review cash flow as a measure of cash generated by our business to meet our debt and tax obligations. In addition, we believe our debt holders and others analyze our cash flow for similar purposes. We also believe that cash flow assists investors in understanding our ability to meet our obligations. Cash flow is derived from the statements of cash flows as follows:

	Years Ended December 31,				
	2003	2002	2001	2000	1999
			(Millions)		
Net cash provided (used) before financing activities	$154	$ 81	$ 15	$ 77	$(228)
Cash paid during the year for interest	115	145	177	186	260
Cash paid during the year for taxes	46	27	17	18	137
Cash Flow	$315	$253	$209	$281	$ 169

(i) For purposes of computing working capital as a percentage of sales, we exclude cash and the current portion of long term debt from the calculation. We exclude these items because we manage our working capital activity through cash and short term debt. To include these items in the calculation would distort actual working capital changes. Our calculation of working capital as a percentage of sales is as follows:

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollar amount in Millions Except Percentage Amounts)				
Current Assets:					
Receivables-Customer notes and accounts, net	$ 427	$ 394	$ 380	$ 457	$ 557
Receivables-Other	15	15	15	30	14
Inventories	343	352	326	422	412
Deferred income taxes	63	56	66	76	59
Prepayments and other	112	95	101	89	75
	$ 960	$ 912	$ 888	$1,074	$1,117
Current Liabilities:					
Trade payables	$ 621	$ 505	$ 401	$ 464	$ 348
Accrued taxes	19	40	35	16	20
Accrued interest	42	23	25	35	29
Accrued liabilities	162	172	148	134	149
Other accruals	29	48	76	68	61
	$ 873	$ 788	$ 685	$ 717	$ 607
Working Capital (Current assets less current liabilities)	$ 87	$ 124	$ 203	$ 357	$ 510
Sales	$3,766	$3,459	$3,364	$3,528	$3,260
Working capital as a percent of sales	2.3%	3.6%	6.0%	10.1%	15.6%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

As you read the following review of our financial condition and results of operations, you should also read our financial statements and related notes beginning on page 64.

Executive Summary

We are one of the world's leading manufacturers of automotive emission control and ride control products and systems. We completed the separation of our packaging business in a series of transactions during 1999, culminating in the spin-off to our shareholders of the common stock of Pactiv Corporation (formerly known as Tenneco Packaging Inc.) on November 4, 1999. We serve both original equipment vehicle manufacturers and the repair and replacement markets, or aftermarket, globally through leading brands, including Monroe®, Rancho®, Clevite® Elastomers and Fric Rot™ ride control products and Walker®, Fonos™, and Gillet™ emission control products. Worldwide we serve more than 30 different original equipment manufacturers, and our products or systems are included on six of the top 10 passenger car models produced in North American and Western Europe and all of the top 10 light truck models produced in North America for 2003. During 2003, our aftermarket customers were comprised of full-line and specialty warehouse distributors, retailers, jobbers, installer chains and car dealers. We operate more than 70 manufacturing facilities worldwide and employ more than 19,100 people to service our customer's demands.

Factors that are critical to our success include managing our overall global manufacturing footprint to ensure proper placement and workforce levels in line with business needs, maintaining competitive wages and benefits, maximizing efficiencies in manufacturing processes, fixing or eliminating unprofitable businesses and reducing overall costs. In addition, our ability to adapt to key industry trends, such as the consolidation of OE customers, changing aftermarket distribution channels, increasing environmental standards and extended product life of automotive parts, also plays a critical role in our success.

We have a substantial amount of indebtedness, with total debt, net of cash balances, of $1.285 billion as of December 31, 2003. As such, our ability to generate cash — both to fund operations and service our debt — is also a significant area of focus for our company. See "Liquidity and Capital Resources" below for further discussion of cash flows.

Total revenues for 2003 were more than $3.7 billion, a nine percent increase over 2002. Higher OE volumes in certain areas of our operations and strengthening currencies drove this increase. Gross margin for 2003 was 20.5 percent of revenues compared to 20.9 percent of revenues for 2002. The decline was driven by a lower percentage of revenues generated by the higher margin aftermarket business. We reported selling, general, administrative and engineering expenses for 2003 of 11. 4 percent of revenues, as compared to 12.1 percent of revenues for 2002. Higher revenues and improved cost management via tighter discretionary spending and expanding our shared-services strategies drove the reduction. EBIT was $176 million for 2003 up from the $169 million reported in 2002. The increase was driven by stronger operational performances in North America and the rest of the world, which includes South America, Australia and Asia. See below for a more detailed discussion of operating performances for the last three years.

Years 2003 and 2002

Net Sales and Operating Revenues

The following tables reflect our revenues for the years of 2003 and 2002. We present these reconciliations of revenues in order to reflect the trend in our sales in various product lines and geographic regions separately from the effects of doing business in currencies other than the U.S. dollar. Additionally, "pass-through" catalytic converter sales include precious metals pricing, which may be volatile. These "pass-through" catalytic converter sales occur when, at the direction of our OE customers, we purchase catalytic converters or components from suppliers, use them in our manufacturing process, and sell them as part of the completed system. While our original equipment customers assume the risk of this volatility, it impacts our reported revenue. Excluding pass-through catalytic converter sales removes this impact. We have not reflected any currency impact in the 2002 table since this is the base period for measuring the effects of currency during 2003 on our operations. We use this information to analyze the trend in our revenues before these factors. We believe investors find this information useful in understanding period to period comparisons in our revenues.

	Year Ended December 31, 2003				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 303	$ —	$ 303	$ —	$ 303
Emission Control	163	—	163	—	163
Total North America Aftermarket	466	—	466	—	466
North America Original Equipment					
Ride Control	442	—	442	—	442
Emission Control	972	18	954	306	648
Total North America Original Equipment	1,414	18	1,396	306	1,090
Total North America	1,880	18	1,862	306	1,556
Europe Aftermarket					
Ride Control	170	30	140	—	140
Emission Control	176	30	146	—	146
Total Europe Aftermarket	346	60	286	—	286
Europe Original Equipment					
Ride Control	265	40	225	—	225
Emission Control	832	132	700	216	484
Total Europe Original Equipment	1,097	172	925	216	709
Total Europe	1,443	232	1,211	216	995
Asia	161	1	160	57	103
South America	119	(2)	121	12	109
Australia	163	31	132	15	117
Total Other	443	30	413	84	329
Total Tenneco Automotive	$3,766	$280	$3,486	$606	$2,880

	Year Ended December 31, 2002				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 312	$ —	$ 312	$ —	$ 312
Emission Control	179	—	179	—	179
Total North America Aftermarket	491	—	491	—	491
North America Original Equipment					
Ride Control	410	—	410	—	410
Emission Control	997	—	997	323	674
Total North America Original Equipment	1,407	—	1,407	323	1,084
Total North America	1,898	—	1,898	323	1,575
Europe Aftermarket					
Ride Control	142	—	142	—	142
Emission Control	169	—	169	—	169
Total Europe Aftermarket	311	—	311	—	311
Europe Original Equipment					
Ride Control	187	—	187	—	187
Emission Control	723	—	723	218	505
Total Europe Original Equipment	910	—	910	218	692
Total Europe	1,221	—	1,221	218	1,003
Asia	116	—	116	35	81
South America	103	—	103	10	93
Australia	121	—	121	6	115
Total Other	340	—	340	51	289
Total Tenneco Automotive	$3,459	$ —	$3,459	$592	$2,867

Revenues from our North American operations decreased $18 million in 2003 compared to the same period last year reflecting lower sales from the aftermarket business. Total North American OE revenues were up $7 million at $1,414 million in 2003 as higher ride control volumes were partially offset by lower emission control volumes. OE emission control revenues were down $25 million to $972 million from $997 million in the prior year. Adjusted for pass-through sales, which declined five percent, and currency, OE emission control sales were down four percent from the prior year. OE ride control revenues for 2003 increased eight percent from the prior year. Total OE revenues, excluding pass-through sales and currency, increased one percent in 2003, while North American light vehicle production decreased approximately three percent from one year ago. We experienced this improvement despite the build rate decline primarily due to our strong position on top-selling platforms with General Motors, Ford, Honda and Nissan. Aftermarket revenues for North America were $466 million in 2003, representing a decrease of five percent compared to the same period in the prior year. Aftermarket ride control revenues decreased $9 million or three percent in 2003, as a result of a weak economy and lower initial orders related to new customer additions in 2003 compared to the prior year. Aftermarket emission control revenues declined nine percent in 2003 compared to 2002 reflecting the continued overall market decline in the emission control business and the longer lives of exhaust components due to the OE's use of stainless steel, which reduces aftermarket replacement rates.

Our European segment's revenues increased $222 million or 18 percent in 2003 compared to last year. Total OE revenues were $1,097 million, up 21 percent from last year. OE emission control revenues increased 15 percent to $832 million from $723 million in the prior year. Excluding a $2 million decrease in pass-through sales and a $132 million increase due to strengthening currency, OE emission control revenues decreased four percent over 2002. This was greater than the change in European production levels, which decreased approximately one percent from one year ago. Our decrease was greater than the market decline as a result of several older PSA, Volkswagen and Peugeot models where lower volumes are not yet being offset by the launch or ramp up of the replacement models. OE ride control revenues increased to $265 million in 2003 or up 42 percent from $187 million a year ago. Excluding a $40 million benefit from currency appreciation, OE ride control revenues increased 20 percent. We experienced this revenue increase despite the decline in the European build rate due to stronger sales on new platforms with Volkswagen and Ford. European aftermarket sales were $346 million in 2003 compared to $311 million last year. Excluding $60 million attributable to currency appreciation, European aftermarket revenues declined eight percent in 2003 compared to last year. Ride control aftermarket revenues, excluding the impact of currency, were down one percent compared to the prior year, reflecting the continued overall weakness in the European aftermarket, partially offset by the continued positive impact of the Monroe Reflex® introduction in the second quarter of last year. Additionally, aftermarket emission control revenues were lower as a result of the now standard use of longer lasting stainless steel by OE manufacturers. Excluding the impact of currency, European aftermarket emission control revenues declined 14 percent from the prior year.

Revenues from our Other operations, which include South America, Australia and Asia, increased $103 million to $443 million in 2003 as compared to $340 million in the prior year. Higher volumes and increased pass-through sales drove increased revenues of $45 million at our Asian operations. In Australia, stronger OE volumes and strengthening currency increased revenues by 34 percent. Excluding the impact of currency, Australian revenues increased eight percent. South American revenues were up $16 million primarily as a result of increased OE volumes and a stabilizing currency.

Earnings Before Interest Expense, Income Taxes, and Minority Interest ("EBIT")

	Years Ended December 31,		
	2003	2002	Change
	(Millions)		
North America	$131	$129	$2
Europe	14	18	(4)
Other	31	22	9
	$176	$169	$7

The EBIT results shown in the preceding table include the following items, discussed below under "Restructuring and Other Charges" and "Liquidity and Capital Resources — Capitalization", which have an effect on the comparability of EBIT results between periods:

	Years Ended December 31,	
	2003	2002
	(Millions)	
North America		
Restructuring-related expenses	$3	$ 5
Restructuring charges (reversals)	1	(2)
Amendment of senior credit facility	—	1
Europe		
Restructuring-related expenses	4	6
Restructuring charges (reversals)	—	(6)
Amendment of senior credit facility	—	1
Gain on sale of York, U.K. facility	—	(11)
Other		
Restructuring charges (reversals)	—	(1)

EBIT for North American operations increased to $131 million in 2003 from $129 million one year ago. Higher volumes in our OE ride control segment increased EBIT by $8 million, and OE manufacturing efficiencies added $8 million to EBIT in 2003 compared to the prior year. The North American aftermarket volume decreases in both product lines and related manufacturing inefficiencies reduced EBIT by $16 million, but were partially offset by $4 million in lower selling, general and administrative costs including lower year over year changeover expenses. North American EBIT was also reduced by $1 million as a result of our inventory reduction programs. This EBIT decrease was the result of inventory absorption costs—fixed manufacturing costs that the company continued to incur in spite of the lower production levels necessary to drive inventory down. Because of the lower production levels, a greater portion of fixed manufacturing costs were recognized in the income statement rather than allocated to inventory balances. Included in North America's 2003 EBIT was $4 million in restructuring and restructuring-related expenses. Included in 2002's EBIT were $3 million in restructuring-related expenses and $1 million related to amending the senior credit facility.

Our European segment's EBIT was $14 million for 2003, down $4 million from $18 million in 2002. However, included in 2002's EBIT was an $11 million gain on the sale of our York, U.K. facility and $1 million related to amending the senior credit facility. Included in 2003's EBIT were $4 million of restructuring-related expenses. Higher OE volumes primarily in ride control contributed $7 million to EBIT. Also contributing to EBIT were manufacturing efficiencies of $14 million primarily in OE emission control and currency appreciation of $11 million. Additionally, benefits we are realizing from Project Genesis, which is described further in "Restructuring and Other Charges" in this Management's Discussion and Analysis, added to EBIT. These increases were partially offset by lower aftermarket volumes that reduced EBIT by $11 million. In addition, as a result of our inventory reduction programs, EBIT was reduced by $6 million due to higher absorption costs. Also reducing EBIT were higher selling general and administrative costs.

EBIT for our Other operations increased $9 million to $31 million in 2003 compared to $22 million one year ago. Higher OE revenues in all regions drove this improvement. Additionally, favorable currency exchange rates in Australia increased EBIT by $4 million. Included in 2002's EBIT was a favorable adjustment in the reserve for our costs to complete Project Genesis, which increased EBIT by $1 million.

EBIT as a Percentage of Revenue

	Years Ended December 31, 2003	2002
North America	7%	7%
Europe	1%	1%
Other	7%	6%
Total Tenneco Automotive	5%	5%

In North America, EBIT as a percentage of revenue for 2003 remained flat to the prior year. Higher OE ride control volumes and manufacturing efficiencies were offset by lower aftermarket volumes and related manufacturing inefficiencies. In Europe, EBIT margins for 2003 also remained flat compared to the prior year. OE volume increases, manufacturing efficiencies, restructuring savings and currency appreciation were offset by the impact of a gain on a facility sale in the prior year, lower aftermarket volumes, and higher absorption costs. EBIT as a percentage of revenue for our Other operations increased one percent from the prior year. Higher OE volumes in all regions and currency appreciation in Australia drove the increase.

Restructuring and Other Charges

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Prior to the change in accounting required for exit or disposal activities described under "Changes in Accounting Principles" below, we recorded charges to income related to these plans for costs that do not benefit future activities in the period in which the plans were finalized and approved, while actions necessary to affect these restructuring plans occurred over future periods in accordance with established plans.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. Project Genesis involved closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The closed facilities include an emission control aftermarket plant and an aftermarket distribution operation in Europe, a ride control plant in Europe, an engineering center in Europe, one building at an emission control plant complex in North America, a technology facility in North America, an exhaust manufacturing facility in North America, and our London-based treasury office. In the fourth quarter of 2001, we recorded pre-tax charges related to Project Genesis of $27 million. Within the statement of income (loss), $23 million of the pre-tax charge was reflected in cost of sales, while $4 million was included in selling, general and administrative expenses. These charges were comprised of $18 million in severance and $9 million for equipment lease cancellation, asset impairment and other restructuring costs to close the eight facilities. We wrote down the assets at locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We also recorded a pre-tax charge of $4 million in cost of sales related to a strategic decision to adjust some product offerings and our customer supply strategy in the European aftermarket. The aftermarket parts were written down to their estimated scrap value, less costs to sell. Finally, we also incurred $1 million in other restructuring related costs during the fourth quarter for the value mapping and rearrangement of one of our emission control plants in North America. Since these costs relate to ongoing operations, they could not be accrued as part of the restructuring charge. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $0.81 per diluted common share. As of December 31, 2003, we have eliminated 974 positions in connection with Project Genesis. Additionally, we are executing this plan more efficiently than originally anticipated and as a result in the fourth quarter of 2002 reduced our reserves related to this restructuring activity by $6 million which was recorded in cost of sales. In the fourth quarter of 2003 we reclassified $2 million of severance reserve to the asset impairment reserve. This reclassification became necessary as actual asset impairments along with the sale of our closed facilities were different than the original estimates. We expect to complete all remaining restructuring activities related to Project Genesis in the second quarter of 2004.

We incurred other costs in 2003 of $7 million for moving and rearrangement activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for those actions.

Including the costs incurred in 2002 of $11 million, we have incurred a total of $18 million for moving and rearrangement activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for these actions.

In the first quarter of 2003, we incurred severance costs of $1 million associated with eliminating 17 salaried positions through selective layoffs and an early retirement program. Additionally, 93 hourly positions were eliminated through selective layoffs in the quarter. These reductions were done to reduce ongoing labor costs in North America. This charge was primarily recorded in cost of sales.

To date we have generated about $29 million of savings from Project Genesis. About $7 million of savings was related to closing the eight facilities, about $14 million of savings was related to value mapping and plant arrangement and about $8 million of savings was related to relocating production among facilities and centralizing some functional areas. To date, there have been no significant deviations from planned savings. When complete, we expect that the series of restructuring actions initiated in the fourth quarter of 2001 will generate annualized savings of $30 million. About $7 million of the expected savings should be generated by closing the eight facilities, about $13 million of the expected savings should be generated by improving process flow and efficiency through value mapping and plant arrangement and about $10 million of the expected savings will be generated by relocating production among facilities and centralizing some functional areas.

Amounts related to the reserves we have established regarding activities that are part of our restructuring plans are as follows:

	December 31, 2002 Restructuring Reserve	2003 Restructuring Charge	2003 Cash Payments	Charged to Asset Accounts	Impact of Exchange Rates	Adjustments	December 31, 2003 Restructuring Reserve
				(Millions)			
Severance	$9	$1	$(9)	$ —	$2	$(2)	$1
Asset Impairment	—	—	—	(2)	—	2	—
Other	—	—	—	—	—	—	—
	$9	$1	$(9)	$ (2)	$2	$—	$1

Under the terms of our amended and restated senior credit agreement that took effect on December 12, 2003, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to potential future cost reduction initiatives over the 2002-2006 period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. As of December 31, 2003, we have excluded $19 million of the $60 million available under the terms of the senior credit facility. In addition to the announced actions, we continue to evaluate additional opportunities to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution and manufacturing footprint for the future. There can be no assurances, however, that we will undertake additional restructuring actions. Actions that we take, if any, will require the approval of our Board of Directors, or its authorized committee, and if the costs of the plans exceed the amount previously approved by our senior lenders, could require approval by our senior lenders. We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with workers' councils, union representatives and others.

In October of 2003 we announced the closure of an emission control manufacturing facility in Birmingham, U.K. Approximately 130 employees will be eligible for severance benefits in accordance with union contracts and U.K. legal requirements. Charges related to this closing are not expected to exceed $5 million and will be recorded in the first half of 2004. This action is in addition to the plant closures announced in Project Genesis in the fourth quarter of 2001.

Interest Expense, Net of Interest Capitalized

We reported interest expense of $149 million in 2003 compared to $141 million in 2002. The current year's interest expense includes $12 million for the write-off of senior debt issuance costs that were deferred on the senior debt that we partially paid with the proceeds of our $350 million bond offering in June of 2003 and fully refinanced in December of 2003. Additionally, we incurred approximately $10 million in higher interest costs related to the bond offering and senior debt refinancing. Offsetting this increase was lower interest rates on our variable rate debt and the termination of our three-year floating to fixed interest rate swap agreement that expired on February 3, 2003. See more detailed explanations on our debt structure, including the $350 million bond offering in June 2003, the $125 million bond offering in December 2003 and the senior debt refinancing in December 2003 and their anticipated impact on our interest expense, in "Liquidity and Capital Resources—Capitalization" later in this Management's Discussion and Analysis.

Income Taxes

Income taxes were a benefit of $6 million in 2003, compared to a benefit of $7 million in 2002. Included in 2003 were benefits of $17 million, including book to return adjustments, settlements of prior year tax issues on a more favorable basis than originally anticipated and a foreign tax adjustment. The effective tax rate for 2003 including the $17 million benefit was a negative 21 percent. Excluding the $17 million benefit our effective tax rate was 37 percent. Included in 2002 were benefits of $19 million related to lower-than-expected costs for withholding taxes related to foreign operations, book to return adjustments and a change in the effective tax rate in Belgium. The effective tax rate for 2002 including the $19 million benefit was a negative 24 percent. Excluding the $19 million benefit our effective tax rate was 40 percent.

Earnings Per Share

We reported earnings, before cumulative effect of change in accounting principle, per diluted common share of $0.65 for 2003, compared to $0.74 per diluted share for 2002. Included in the results for 2003 are the negative impacts from expenses related to our restructuring activities, the write-off of debt issuance costs relating to the bond transactions in June and December of 2003, the senior debt refinancing in December of 2003 and tax benefits for the resolution of several audit issues. The net impact of these items increased earnings per diluted share by $0.10. Included in the results for 2002 are the negative impacts from expenses related to our restructuring activities, costs related to amending the senior credit facility, a tax benefit for lower withholding on foreign repatriation of earnings, a tax benefit for accrual to return adjustments, a tax benefit for a change in the effective tax rate in Belgium and the gain on the sale of our York, U.K. facility. In total, these items improved earnings per diluted common share by $0.53. You should also read Note 7 to the consolidated financial statements included in Item 8 for more detailed information on earnings per share.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing our financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some critical areas where estimates are required.

Revenue Recognition

We recognize revenue for sales to our OE and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and returns at the time of sale. Estimates are based upon the terms of the incentives and historical experience with returns. Where we have offered product warranty, we also provide for warranty costs. Those estimates are based upon historical experience and upon specific warranty issues as they arise. While we have not experienced any material differences between these estimates and our actual costs, it is reasonably possible that future warranty issues could arise that could have a significant impact on our financial statements.

Long-term Receivables

We expense pre-production design and development costs incurred for our original equipment customers unless we have a contractual guarantee for reimbursement of those costs from the customer. At December 31, 2003, we had $15 million recorded as a long-term receivable from OE customers for guaranteed pre-production design and development arrangements. While we believe that the vehicle programs behind these arrangements will enter production, these arrangements allow us to recover our pre-production design and development costs in the event that the programs are cancelled or do not reach expected production levels. We have not experienced any material losses on arrangements where we have a contractual guarantee of reimbursement from our customers.

Income Taxes

We have a U.S. Federal tax NOL carryforward at December 31, 2003, of $516 million, which will expire in varying amounts from 2018 to 2023. The federal tax effect of that NOL is $181 million, and is recorded as an asset on our balance sheet at December 31, 2003. We estimate, based on available evidence, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. That estimate is based upon our expectations regarding future taxable income of our U.S. operations and upon strategies available to accelerate usage of the NOL. Circumstances that could change that estimate include future U.S. earnings at lower than expected levels or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of December 31, 2003, we believe that there has been a significant change in our ownership, but not a majority change, in the last three years.

Stock-based Compensation

We utilize the intrinsic value method to account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If our compensation costs for our stock-based compensation plans were determined using the fair value method of accounting as provided in SFAS No. 123, "Accounting for Stock-Based Compensation," we estimate that our pro-forma net income and earnings per share for the full year 2003 would be lower by $1 million or $0.03 per diluted share.

Goodwill and Other Intangible Assets

We utilize an impairment-only approach to value our purchased goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Each year in the fourth quarter, we perform an impairment analysis on the balance of goodwill. Inherent in this calculation is the use of estimates as the fair value of our designated reporting units is based upon the present value of our expected future cash flows. In addition, our calculation includes our best estimate of our weighted average cost of capital and growth rate. If the calculation results in a fair value of goodwill which is less than the book value of goodwill, an impairment charge would be recorded in the operating results of the impaired reporting unit.

Pension and Other Postretirement Benefits

We have various defined benefit pension plans that cover substantially all of our employees. We also have postretirement health care and life insurance plans that cover a majority of our domestic employees. Our pension and postretirement health care and life insurance expenses and valuations are dependent on management's assumptions used by our actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend rate assumptions are developed based on historical cost data and an assessment of likely long-term trends. Retirement and mortality rates are based primarily on actual plan experience.

Our approach to establishing the discount rate assumption starts with the Moody's AA Corporate Bond Index adjusted for an incremental yield based on actual historical performance. This incremental yield adjustment is the result of selecting securities whose yields are higher than the "normal" bonds that comprise the index. Based on this approach, at September 30, 2003 we lowered the discount rate for pension plans to 6.1 percent from 6.5 percent at September 30, 2002. The discount rate for postretirement benefits was lowered from 7.0 percent at September 30, 2002 to 6.5 percent at September 30, 2003.

Our approach to determining expected return on plan asset assumptions evaluates both historical returns as well as estimates of future returns, and is adjusted for any expected changes in the long-term outlook for the equity and fixed income markets. As a result, we revised our estimate of the long-term rate of return on plan assets for our pension plans to 8.4 percent for 2003 and 2002, and 9.4 percent for 2001. See Note 9 to the financial statements for more information regarding costs and assumptions for employee retirement benefits.

Changes in Accounting Principles

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changed the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142 in January 2002. Under the provisions of SFAS No. 142, we were required to perform an impairment analysis on the balance of goodwill at January 1, 2002. The fair value of our reporting units used in determining the goodwill impairment was computed using the present value of expected future cash flows. As a result of this analysis, we determined that goodwill associated with our North American original equipment ride control and European aftermarket operations was impaired. As a result, a charge of $218 million, net of taxes of $6 million, was recorded in the first quarter of 2002 as a cumulative effect of a change in accounting principle. The balance of unamortized goodwill was $193 million at December 31, 2003. We are required to test this balance for impairment on an annual basis.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changed the definition of the date at which a liability exists for exit or disposal activities also referred to as restructuring activities. Previously, we recognized a liability for restructuring activities when we committed to a plan of restructuring and announced this plan to the employees. We are required to apply the new standard prospectively to new exit or disposal activities initiated after December 31, 2002. SFAS No. 146 generally requires that these costs be recognized at a later date and over time, rather than in a single charge. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expanded previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 provides that issuing a guarantee imposes a non-contingent obligation to stand ready to perform in the event that the conditions specified in the guarantee occur, and that a liability representing the fair value of such a guarantee must be recognized when the guarantee is issued. We are required to apply these initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 has not had a material impact on our financial position or results of operations. You should also read Note 5 to the financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," which provided alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amended the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See Note 1 to our financial statements for this information.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was revised in December 2003. FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This interpretation as revised is effective January 1, 2004. We do not believe the adoption of FIN 46 will have a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position.

In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 changes employers' disclosures about pension plans and other postretirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. The revised statement is effective for annual and interim periods ended after December 15, 2003. We adopted the revised SFAS No. 132 as of December 31, 2003, resulting in additional disclosures in our consolidated financial statements.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP No. 106-1 permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2002 (the "Act"). The Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare ("Medicare Part D") and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Act in its financial statements. The Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000, and an opportunity for a retiree to obtain a prescription drug benefit under Medicare.

We have elected to defer the adoption of FSP No. 106-1 due to lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the consolidated financial statements do not reflect the impact of the Act on the plans. Our deferral will continue until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in our consolidated financial statements to change. We are currently investigating the impacts of FSP No. 106-1's initial recognition, measurement and disclosure provisions on our consolidated financial statements.

Liquidity and Capital Resources

Capitalization

	Year Ended December 31,		
	2003	2002	% Change
	(Millions)		
Short term debt and current maturities	$ 20	$ 228	(91)%
Long term debt	1,410	1,217	16
Total debt	1,430	1,445	(1)
Total minority interest	23	19	21
Common shareholders' equity	58	(94)	162
Total capitalization	$1,511	$1,370	10

General. The year-to-date increase in shareholders' equity primarily results from a $4 million increase in the fair market value of our interest rate swaps, which expired in February 2003, and $130 million related to the translation of foreign balances into U.S. dollars. In addition, net income, premium on common stock issued pursuant to benefit plans and other transactions contributed $36 million to the increase in shareholders' equity. The increase in shareholders' equity was partially offset by an adjustment to additional minimum pension liability of $18 million as a result of a decrease in the fair market value of the plan assets. Although our book equity balance was small at December 31, 2003, it should not affect our business operations. We have no debt covenants that are based upon our book equity, and there are no other agreements that are adversely impacted by our relatively low book equity.

Short-term debt, which includes the current portion of long-term obligations and borrowings by foreign subsidiaries, as well as our revolving credit facility, decreased by $208 million during 2003. The decrease is the result of an $89 million decrease in the current portion of long-term obligations primarily resulting from the June 2003 repayment of some of our long-term obligations offset by a $2 million increase in short-term debt on foreign subsidiaries. In addition, we decreased our borrowings by approximately $121 million during 2003 under our revolving credit facility. There were no borrowings outstanding under our revolving credit facility as of December 31, 2003. Borrowings outstanding under our revolving credit facility were $121 million as of December 31, 2002. The overall increase in long-term debt resulted from the issuance of new long-term debt as described below, partially offset by payments made on outstanding long-term debt.

Senior Credit Facility. Our financing arrangements are primarily provided by a committed senior secured financing arrangement with a syndicate of banks and other financial institutions, which was $800 million at December 31, 2003. The arrangement is secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries, as well as guarantees by our material domestic subsidiaries. We originally entered into this facility in 1999 and since that time have periodically requested and received amendments to the facility for various purposes. In 2003, we engaged in a series of transactions that resulted in the full refinancing of the facility, through an amendment and restatement, in December. The following describes our activities with respect to the senior credit facility over the last several years.

We entered into an agreement to amend this facility on October 20, 2000 to (i) relax the financial covenant ratios beginning in the fourth quarter of 2000, (ii) exclude up to $80 million of cash charges and expenses related to cost reduction initiatives from the calculation of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") used in our financial covenant ratios through 2001 and (iii) make certain other technical changes. In exchange for these amendments, we agreed to certain interest rate increases, lowered our capital expenditure limits and paid an aggregate fee of about $3 million.

As a result of significant reductions in North American vehicle production levels announced in 2000 by our OE customers, as well as an accelerated weakening of the global aftermarket, we entered into a second amendment of our senior credit facility on March 22, 2001. The second amendment revised the financial covenant ratios we were required to maintain as of the end of each of the quarters ending in 2001. The second amendment also reduced the limitation on 2001 capital expenditures from $225 million to $150 million, and required that net cash proceeds from all significant, non-ordinary course asset sales be used to prepay the senior term loans. In exchange for these amendments, we agreed to a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility and paid an aggregate fee of $3 million to consenting lenders. We incurred legal, advisory and other costs related to the amendment process of $2 million.

At the time of the second amendment, we expected that we would meet with the senior lenders during the first quarter of 2002 to negotiate further amendments to the senior credit facility. Consequently, we amended the senior credit facility for a third time on March 13, 2002. The third amendment revised the financial covenant ratios we are required to maintain as of the end of each of the quarters ending in 2002, 2003 and 2004. It also extended the limitation on annual capital expenditures of $150 million through this three-year period. The amendment further provided us with the option to enter into sale and leaseback arrangements on up to $200 million of our assets. The proceeds from these arrangements would have to be used to prepay the term loans under the senior credit agreement. The amendment also allows us to exclude up to $60 million of cash charges and expenses, before taxes, related to any cost reduction initiatives over the 2002-2006 period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. It also permits us to execute exchanges of our senior subordinated bonds for shares of common stock. We do not have any current plans to enter into any debt-for-stock exchanges. Any significant debt-for-stock exchange would require approval of our stockholders. In exchange for these amendments, we agreed to a $50 million reduction in our revolving credit facility, a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility, and paid an aggregate fee of $3 million to consenting lenders. We also incurred legal, advisory and other costs related to the amendment process of $2 million.

In June 2003, we issued $350 million of 10¼ percent senior secured notes in a private placement. The notes have a final maturity date of July 15, 2013. The notes accrue interest from June 19, 2003 with a first interest payment date of January 15, 2004. In October 2003, we completed an offer to exchange all of the notes issued in the June 2003 private placement for a like amount of the 10¼ percent senior secured notes, with substantially identical terms, which had been registered under the Securities Act of 1933. These notes are described in more detail below under "—Senior and Subordinated Notes."

We received net proceeds in the second quarter from the offering of the notes, after deducting underwriting discounts and commissions and our expenses, of $338 million. We used the net proceeds of the offering to repay outstanding amounts under our senior credit facility as follows: (i) first, to prepay $199 million on the term loan A due November 4, 2005, (ii) second, to prepay $52 million on the term loans B and C due November 4, 2007 and May 4, 2008, respectively, and (iii) third, to prepay outstanding borrowings of $87 million under the revolving credit portion of our senior credit facility.

In connection with issuing $350 million of 10¼ percent senior secured notes due July 15, 2013, we amended the senior credit facility for the fourth time effective May 29, 2003. The fourth amendment allowed us to incur debt secured by a second lien on our U.S. assets and to have that debt guaranteed by our major U.S. subsidiaries. The amendment also allowed us to use a portion of the proceeds from the new senior secured notes to repay outstanding borrowings under the revolving credit facility, without having to reduce the $450 million size of the revolving credit facility, and to prepay the term loans under the senior credit facility on a non pro-rata basis with the remaining net proceeds from the notes. In exchange for these amendments, we agreed to pay an aggregate sum of $1 million to consenting lenders. We also incurred legal, advisory and other costs related to the amendment process of $1 million. These costs were included in the capitalized debt issuance costs.

In December 2003, we amended and restated our senior credit facility and in connection therewith, we issued an additional $125 million of 10¼ percent senior secured notes in a private placement. We received $136 million of net proceeds from the offering of the additional $125 million of 10¼ percent senior secured notes, after deducting underwriting discounts and commissions and other expenses and including a 13 percent price premium over par. We also received $391 million in net proceeds from the new term loan B borrowings under the amended and restated senior credit facility, after deducting fees and other expenses. We used the combined net proceeds of $527 million to prepay the $514 million outstanding under term loans A, B and C under the senior credit facility immediately prior to the completion of the transaction. The remaining $13 million of net proceeds were used for general corporate purposes. In addition, we received $6 million of accrued interest on the new notes for the period from June 19 through December 12, 2003 that investors paid us and that we subsequently used to pay, on January 15, 2004, accrued interest on the notes from June 19, 2003.

We incurred $27 million in fees associated with the issuance of the aggregate $475 million of 10¼ percent senior secured notes and the amendment and restatement of our senior credit facility which will be amortized over the term of the senior secured notes and the amended and restated senior credit facility.

After giving effect to the use of the net proceeds from both the June and December transactions, we expect our annual interest expense will increase by approximately $20 million. In addition, we expensed approximately $12 million of existing deferred debt issuance costs as a result of retiring the term loans under the senior credit facility.

Our amended and restated senior credit facility consists of a seven-year, $400 million term loan B facility maturing in December 2010; a five-year, $220 million revolving credit facility maturing in December 2008; and a seven-year, $180 million tranche B letter of credit/revolving loan facility maturing in December 2010. Although the term loan facility and the tranche B letter of credit/revolving loan facility mature in 2010, the two facilities are subject to mandatory prepayment in full, and any letters of credit issued under the term loan B/revolving loan facility are subject to full cash collateralization, (a) on April 15, 2009, if by that date our senior subordinated notes are not refinanced or extended with a maturity not earlier than April 15, 2011, and (b) on the date which is six months prior to the date to which the senior subordinated notes have been refinanced or had their maturity extended, if our senior subordinated notes have been refinanced or had their maturity extended to a date prior to April 15, 2011. Quarterly principal repayment installments of $1 million on the term loan B facility will begin on March 31, 2004 and continue until December 31, 2009, then rise to $94 million each on March 31, June 30, and September 30 of 2010, with the remaining $94 million final principal repayment due on December 12, 2010. As of December 31, 2003, borrowings under the term loan B facility and the revolving credit facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 325 basis points; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 225 basis points. We also pay a commitment fee of 50 basis points on the unused portion of the revolving credit facility. Under the provisions of the senior credit facility agreement, the interest margins for borrowings under the revolving credit facility and fees paid on letters of credit issued under our revolving credit facility are subject to adjustment based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter beginning with the fourth quarter of 2004. The interest margins for borrowings under the term loan B facility will reduce by 25 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 4.0. Our senior secured credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

The new $180 million tranche B letter of credit/revolving loan facility is available for borrowings of revolving loans and to support letters of credit issued from time to time under the senior credit facility. On December 12, 2003, the tranche B letter of credit/revolving loan facility lenders deposited $180 million with the administrative agent, who will invest that amount in time deposits. Revolving loans can be drawn, repaid and reborrowed thereunder. Such revolving loans will be funded from such deposits and such repayments will be redeposited with the administrative agent. If a letter of credit is paid under this facility and not reimbursed in full by us, each participating lender's ratable share of the deposit will be applied automatically in satisfaction of the reimbursement obligation. We will not have an interest in any such funds on deposit, and we will not account for such funds as our indebtedness when deposited with the administrative agent until drawn by us as described below. Revolving loans borrowed under such facility will be funded with the funds on deposit in such accounts and accrue interest at a rate per annum equal to LIBOR plus 325 basis points. Letters of credit issued thereunder will accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility and a fronting fee for the ratable account of the issuers thereof at a per annum rate in an amount to be agreed upon payable monthly in arrears. The administrative agent will pay on a monthly basis to the lenders under the facility a return on their funds actually on deposit in such accounts in an amount equal to a per annum rate of monthly LIBOR (reset every business day during such monthly period) minus 10 basis points. We will be obligated to pay such lenders on a monthly basis a fee equal to the excess of (x) a per annum rate equal to monthly LIBOR (reset at the start of the applicable month) plus 325 basis points on the size of such facility (i.e., $180 million initially) over (y) the sum of (1) the amount of such return for such month, (2) the amount of interest accrued on such loans under such facility for such month and (3) the letter of credit fees (but not the fronting fees) accrued on such letters of credit under such facility for such month; provided, that except in certain circumstances, the aggregate amount of such interest and fees shall not exceed the amount determined pursuant to clause (x) above minus such return. The interest margins paid on revolving loans and the fees paid on letters of credit issued under the tranche B letter of credit/revolving loan facility will reduce by 25 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 4.0.

The tranche B letter of credit/revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit. We will not be liable for any losses to or misappropriation of any (i) return due to the administrative agent's failure to achieve the return described above or to pay all or any portion of such return to any lender under such facility or (ii) funds on deposit in such account by such lender (other than the obligation to repay funds released from such accounts and provided to us as revolving loans under such facility).

The amended and restated senior credit facility requires that we maintain financial ratios equal to or better than the following consolidated leverage ratios (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratios (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratios (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated. The financial ratios required under the amended senior credit facility and, in the case of the year ended December 31, 2003, the actual ratios we achieved are shown in the following tables:

	Quarter Ended							
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003	
	Req.	Act.	Req.	Act.	Req.	Act.	Req.	Act.
Leverage Ratio (maximum)	5.75	4.35	5.50	4.56	5.25	4.32	5.00	4.17
Interest Coverage Ratio (minimum)	1.65	2.31	1.75	2.33	1.80	2.54	1.95	3.04
Fixed Charge Coverage Ratio (minimum)	0.80	1.31	0.90	1.32	0.95	1.46	1.00	1.87

	Quarters Ending							
	March 31- June 30, 2004	September 30, 2004- June 30, 2005	September 30- December 31, 2005	March 31- December 31, 2006	March 31- December 31, 2007	March 31- December 31, 2008	March 31- December 31, 2009	March 31- December 31, 2010
	Req.	Req.	Req.	Req.	Req.	Req.	Req.	Req.
Leverage Ratio (maximum)	5.00	4.75	4.50	4.25	3.75	3.50	3.50	3.50
Interest Coverage Ratio (minimum)	2.00	2.00	2.00	2.10	2.20	2.35	2.50	2.75
Fixed Charge Coverage Ratio (minimum)	1.10	1.10	1.10	1.15	1.25	1.35	1.50	1.75

As part of the amendment and restatement, the terms of our senior credit facility were also revised to: (i) extend the period of time during which we can exclude up to $60 million of cash charges and expenses, before taxes, related to any cost reduction initiatives from the calculation of the financial covenant ratios by another two years through 2006; (ii) permit the refinancing of our senior subordinated notes and/or our 10¼ percent senior secured notes using the net cash proceeds from the issuance of similarly structured debt; (iii) permit the repurchase of our senior subordinated notes and/or our 10¼ percent senior secured notes using the net cash proceeds form the issuance of shares of common stock of Tenneco Automotive Inc.; and (iv) delete the mandatory prepayment of term loans from excess cash flow in 2003 and reduced the percentage of excess cash flow that must be used to prepay term loans in subsequent years from 75 percent to 50 percent.

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (i) incurring additional liens; (ii) sale and leaseback transactions (except for the permitted transactions described above); (iii) liquidations and dissolutions; (iv) incurring additional indebtedness or guarantees; (v) capital expenditures; (vi) dividends; (vii) mergers and consolidations; and (viii) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2003, we were in compliance with both the financial covenants (as indicated above) and operational restrictions of the facility.

Senior and Subordinated Notes. Our outstanding debt also includes $500 million of 11⅝ percent senior subordinated notes due October 15, 2009 in addition to the $475 million of 10¼ percent senior secured notes due July 15, 2013 described above. We can redeem some or all of the notes at any time after July 15, 2008, in the case of the senior secured notes, and October 15, 2004, in the case of the senior subordinated notes. If we sell certain of our assets or experience specified kinds of changes in control, we must offer to repurchase the notes. We are permitted to redeem up to 35 percent of the senior secured notes with the proceeds of certain equity offerings completed before July 15, 2006.

From time to time, we evaluate opportunities to refinance our senior and subordinated notes. For example, the 11⅝ percent senior subordinated notes are callable beginning in October 2004. We could refinance the senior subordinated notes with the cash proceeds of sales of new debt, debt securities or preferred stock convertible into common equity, or common stock, or through any combination thereof. The existing terms of our financing arrangements contemplate these types of refinancings and, accordingly, we could effect appropriate transactions without any further consent of our lenders. Any decision to refinance our current debt will be based upon the current economic conditions and the benefits to our company.

The senior subordinated debt and senior secured debt indentures both require that we, as a condition to incurring certain types of indebtedness not otherwise permitted, maintain an interest coverage ratio of not less than 2.25. We have not incurred any of the types of indebtedness not otherwise permitted by the indentures. The indentures also contain restrictions on our operations, including limitations on: (i) incurring additional indebtedness or liens; (ii) dividends; (iii) distributions and stock repurchases; (iv) investments; and (v) mergers and consolidations. Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. In addition, the senior secured notes and related guarantees are secured by second priority liens, subject to specified exceptions, on all of our and our subsidiary guarantors' assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our and our subsidiary guarantor's domestic subsidiaries is provided as collateral and no assets or capital stock of our direct or indirect foreign subsidiaries secure the notes or guarantees. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us. As of December 31, 2003, we were in compliance with the covenants and restrictions of these indentures.

Accounts Receivable Securitization. In addition to our senior credit facility, senior secured notes and senior subordinated notes, we also sell some of our accounts receivable. In North America, we have an accounts receivable securitization program with a commercial bank. We sell original equipment and aftermarket receivables on a daily basis under this program. We had sold accounts receivable under this program of $36 million and $46 million at December 31, 2003 and 2002, respectively. This program is subject to cancellation prior to its maturity date if we were to (i) fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million, (ii) default on the financial covenant ratios under the senior credit facility, or (iii) fail to maintain certain financial ratios in connection with the accounts receivable securitization program. In January 2003, this program was amended to extend its term to January 31, 2005 and reduce the size of the program to $50 million. The program has since been amended to increase its size to $75 million with its termination date unchanged at January 31, 2005. We also sell some receivables in our European operations to regional banks in Europe. At December 31, 2003 we had sold $87 million of accounts receivable in Europe up from $55 million at December 31, 2002. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreements would increase. These accounts receivable securitization programs provide us with access to cash at costs that are generally favorable to alternative sources of financing, and allow us to reduce borrowings under our revolving credit agreements.

Capital Requirements. We believe that cash flows from operations, combined with available borrowing capacity described above, assuming that we maintain compliance with the financial covenants and other requirements of our loan agreement, will be sufficient to meet our future capital requirements for the following year, including scheduled debt principal amortization payments. Our ability to meet the financial covenants depends upon a number of operational and economic factors, many of which are beyond our control. Factors that could impact our ability to comply with the financial covenants include the rate at which consumers continue to buy new vehicles and the rate at which they continue to repair vehicles already in service, as well as our ability to successfully implement our restructuring plans. Lower North American vehicle production levels, weakening in the global aftermarket, or a reduction in vehicle production levels in Europe, beyond our expectations, could impact our ability to meet our financial covenant ratios. In the event that we are unable to meet these financial covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our senior credit lenders, additional cost reduction or restructuring initiatives, sales of assets or common stock, or other alternatives to enhance our financial and operating position. Should we be required to implement any of these actions to meet our cash flow needs, we believe we can do so in a reasonable time frame.

Contractual Obligations

Our remaining required debt principal amortization and payment obligations under lease and certain other financial commitments are shown in the following table:

	Payments due in:						
	2004	2005	2006	2007	2008	Beyond 2008	Total
				(Millions)			
Obligations:							
Revolver borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Senior long-term debt	4	4	4	4	4	380	400
Long-term notes	—	1	—	1	—	478	480
Capital leases	3	3	3	3	3	5	20
Subordinated long-term debt	—	—	—	—	—	500	500
Other subsidiary debt	1	1	—	—	—	—	2
Short-term debt	12	—	—	—	—	—	12
Debt and capital lease obligations	20	9	7	8	7	1,363	1,414
Operating leases	17	14	11	11	3	6	62
Interest payments	127	127	127	127	126	308	942
Capital commitments	60	—	—	—	—	—	60
Total Payments	$224	$150	$145	$146	$136	$1,677	$2,478

We principally use our revolving credit facilities to finance our short-term capital requirements. As a result, we classify the outstanding balances of the revolving credit facilities within our short-term debt even though the revolving credit facility has a termination date of December 13, 2008 and the tranche B letter of credit facility/revolving loan facility has a termination date of December 13, 2010. The revolving credit facilities balances included in short-term debt are zero and $121 million at December 31, 2003 and 2002, respectively.

If we do not maintain compliance with the terms of our senior credit facility, senior secured notes indenture and senior subordinated debt indenture described above, all amounts under those arrangements could, automatically or at the option of the lenders or other debt holders, become due. Additionally, each of those facilities contains provisions that certain events of default under one facility will constitute a default under the other facility, allowing the acceleration of all amounts due. We currently expect to maintain compliance with terms of all of our various credit agreements for the foreseeable future.

Included in our contractual obligations is the amount of interest to be paid on our long-term debt. As our debt structure contains both fixed and variable rate interest debt, we have made assumptions in calculating the amount of the future interest payments. Interest on our senior secured notes and senior subordinated notes is calculated using the fixed rates of $10^1/_4$ percent and $11^5/_8$ percent, respectively. Interest on our variable rate debt is calculated as 350 basis point plus LIBOR of 1.5 percent which is the current rate at December 31, 2003. We have assumed that LIBOR will remain unchanged for the outlying years.

We have not included purchase obligations as part of our contractual obligations as we generally do not enter into long-term agreements with our suppliers. In addition, the agreements we currently have do not specify the volumes we are required to purchase. If any commitment is provided, in many cases the agreements state only the minimum percentage of our purchase requirements we must buy from the supplier. As a result, these purchase obligations fluctuate from year to year and we are not able to quantify the amount of our future obligation.

We have also not included material cash requirements for taxes and funding requirements for pension and postretirement benefits. We have not included cash requirements for taxes as we are a taxpayer in certain foreign jurisdictions but not in domestic locations. Additionally, it is difficult to estimate taxes to be paid as shifts in where we generate income can have a significant impact on future tax payments. We have not included cash requirements for funding pension and postretirement costs, as based upon current estimates we believe we will be required to make contributions between $34 million to $41 million to those plans in 2004. Pension and postretirement contributions beyond 2004 will be required but those amounts will vary based upon many factors, including the performance of our pension fund investments during 2004.

We occasionally provide guarantees that could require us to make future payments in the event that the third party primary obligor does not make its required payments. We have not recorded a liability for any of these guarantees. The only third party guarantee we have made is the performance of lease obligations by a former affiliate. Our maximum liability under this guarantee was approximately $4 million at both December 31, 2003 and 2002, respectively. We have no recourse in the event of default by the former affiliate. However, we have not been required to make any payments under this guarantee.

Additionally, we have from time to time issued guarantees for the performance of obligations by some of our subsidiaries, and some of our subsidiaries have guaranteed our debt. All of our then existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee the $800 million senior secured credit facility, the $475 million senior secured notes and the $500 million senior subordinated notes on a joint and several basis. The arrangement for the senior secured credit facility is also secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries. The arrangement for the $475 million senior secured notes is secured by second priority liens, subject to specified exceptions, on all of our domestic assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our domestic subsidiaries is provided as collateral. No assets or capital stock of our direct or indirect foreign subsidiaries secure these notes. You should also read Note 12 where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

We have issued guarantees through letters of credit in connection with some obligations of our affiliates. We have guaranteed through letters of credit support for local credit facilities, travel and procurement card programs, and cash management requirements for some of our subsidiaries totaling $41 million. We have also issued $17 million in letters of credit to support some of our subsidiaries' insurance arrangements. In addition, we have issued $3 million in guarantees through letters of credit to guarantee other obligations of subsidiaries primarily related to environmental remediation activities.

Dividends on Common Stock

On January 10, 2001, we announced that our Board of Directors eliminated the quarterly dividend on our common stock. The Board took the action in response to industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers and continued softness in the global light vehicle aftermarket. There are no current plans to reinstate a dividend on our common stock.

Cash Flows

	Year Ended December 31,	
	2003	2002
	(Millions)	
Cash provided (used) by:		
Operating activities	$ 281	$ 188
Investing activities	(127)	(107)
Financing activities	(49)	(73)

Operating Activities

For the year ended December 31, 2003, cash flows provided from operating activities was $281 million as compared to $188 million in the prior year. For 2003 cash flow provided from working capital was $78 million as compared to $67 million for 2002. The primary driver was the inventory reduction program, which generated $55 million in cash flow during 2003. This was partially offset by higher cash tax payments and the timing of accruals versus payments in the current year as compared to the prior year. Also included in operating cash flows were $12 million in positive cash flows from the write off of debt issuance costs as a result of the bond issuances in June and December of 2003 and the refinancing of the senior debt in December of 2003. Additionally, we generated positive operating cash flows due to higher minority interest income and non-cash restructuring adjustments taken against the reserve in 2003.

In June 2001, we entered into arrangements with two major OE customers in North America under which, in exchange for a discount, payments for product sales are made earlier than otherwise required under existing payment terms. These arrangements reduced accounts receivable by $83 million and $40 million as of December 31, 2003 and 2002, respectively. In June 2003, we entered into a similar arrangement with a third major OE customer in North America. This arrangement further reduced accounts receivable by $16 million at December 31, 2003. These arrangements can be cancelled at any time.

Investing Activities

Cash used for investing activities was $20 million higher in 2003 compared to the same period a year ago. In 2002, we received $17 million in cash from the sale of our York, U.K. facility and also recorded $19 million from a settlement with an OE customer for reimbursement of expenses related to a cancelled platform. Capital expenditures were $130 million in 2003, down $8 million from the $138 million in the prior year.

Financing Activities

Cash flow from financing activities was a $49 million outflow in 2003 compared to an outflow of $73 million in the same period of 2002. The primary reason for the change is attributable to the $350 million bond offering in June 2003, the $125 million bond offering in December 2003 and the senior debt refinancing in December of 2003.

Outlook

North America light vehicle production continued at a relatively strong pace in 2002. Manufacturer incentives kept consumer purchases higher than estimates at the beginning of the year. Consequently, the 2002 North America light vehicle build rate was an estimated 16.4 million units. Production rates for 2003 weakened slightly to an annualized rate of 15.9 million units or a three percent decline from the prior year. Additionally, North American heavy-duty truck production was down three percent from the previous year. We expect North American OE light vehicle production to increase to approximately 16 million units in 2004, however we remain cautious regarding volumes due to continuing uncertain economic conditions in the U.S. and uncertainty about the willingness of the original equipment manufacturers to continue to support consumer automobile sales through incentives. We expect that the heavy-duty truck market could increase between 15 to 25 percent in 2004. In Europe, new vehicle yearly production rates appear to be down one percent from last year. Expectations for 2004 European vehicle production are an increase of approximately two percent as compared to 2003. We plan to build on the OE ride control business launched in 2003 and the ramp up of OE exhaust replacement programs in 2004 along with new OE exhaust business expected to launch in 2004. In the global aftermarket, issues that have impacted volumes over the last twelve months will continue to challenge us for 2004. Customer consolidation, longer product replacement cycles, a weaker economy and competition from short-liners in the exhaust business will continue to impact our volumes. We saw some signs of improvement in the North American aftermarket in the fourth quarter of 2003 and are optimistic that these improvements will continue in 2004.

Based on anticipated vehicle production levels our global original equipment customer book of business is currently $2,911 million and $3,152 million for 2004 and 2005 respectively. Adjusted for pass-through sales our global original equipment customer book of business is $2,230 million and $2,455 million for 2004 and 2005 respectively. When we refer to our book of business, we mean revenues for original equipment manufacturer programs that have been formally awarded to us as well as programs which we are highly confident will result in revenues based on either informal customer indications consistent with past practices and/or our status as supplier for the existing program and relationship with the customer. This book of business is subject to increase or decrease due to changes in customer requirements, customer and consumer preferences, and the number of vehicles actually produced by our customers. We do not intend, however, to update the amounts shown above due to these changes. In addition, our book of business is based on our anticipated pricing for each applicable program over its life. However, we are under continuing pricing pressures from our OE customers. We do not intend to update the amounts shown above for any price changes. Finally, for our foreign operations the book of business assumes a fixed foreign currency value. This value is used to translate foreign business to the US dollar. Currency in our foreign operations is subject to fluctuation based on the economic conditions in each of our foreign operations. We do not intend to update the amounts shown above due to these fluctuations. See "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995."

Environmental and Other Matters

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experiences and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed or reliably determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

As of December 31, 2003, we are designated as a potentially responsible party in three Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $12 million. For each of the Superfund sites and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 related to on-site remediation activities and $5 million in the first quarter of 2001 following evaluation of needed off-site remediation activities. However, after further investigation of alternative remediation technologies, we were able to identify a more efficient technology and therefore reduced the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

From time to time we are subject to product warranty claims whereby we are required to bear costs of repair or replacement of certain of our products. Warranty claims may range from individual customer claims to full recalls of all products in the field. See Note 11 to our consolidated financial statements included under Item 8 for information regarding our warranty reserves.

We also from time to time are involved in legal proceedings or claims that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. For example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues. This dispute involves a court-mandated bidding process, which could result in a non-cash charge to earnings if we are required to sell our interest in the joint venture on unfavorable terms. As another example, we recently identified our failure to file certain reports under an automotive industry regulation and, although we have now made the required filings, this failure could subject us to a response, including fines or penalties, from the appropriate agency. We will continue to vigorously defend ourselves against all of these claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. On the other hand, we are experiencing an increasing number of these claims, likely due to bankruptcies of major asbestos manufacturers. We vigorously defend ourselves against these claims as part of our ordinary course of business. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

During the second quarter of 2002, we reached an agreement with an OE customer to recover our investment in development costs and related equipment, as well as amounts owed to some of our suppliers, for a platform cancelled by the customer. We collected $30 million, net of the amounts we owed to suppliers, during the second quarter pursuant to this agreement. The agreement had no effect on our results of operations.

Employee Stock Ownership Plans

We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans, participants may elect to defer up to 50 percent of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. We currently match in cash 50 percent of each employee's contribution up to 8 percent of the employee's salary. We recorded expense for these matching contributions of approximately $6 million and $7 million for the years ended December 31, 2003 and 2002. All contributions vest immediately.

Derivative Financial Instruments

Foreign Currency Exchange Rate Risk

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on certain intercompany and third-party trade receivables and payables. We manage counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. We have from time to time also entered into forward contracts to hedge our net investment in foreign subsidiaries. We do not currently enter into derivative financial instruments for speculative purposes.

In managing our foreign currency exposures, we identify and aggregate existing offsetting positions and then hedge residual exposures through third-party derivative contracts. The following table summarizes by major currency the notional amounts, weighted average settlement rates, and fair value for foreign currency forward purchase and sale contracts as of December 31, 2003. All contracts in the following table mature in 2004.

		December 31, 2003		
		Notional Amount in Foreign Currency	Weighted Average Settlement Rates	Fair Value in U.S. Dollars
		(Millions Except Settlement Rates)		
Australian dollars	—Purchase	1	.753	$ 1
	—Sell	(37)	.771	(29)
British pounds	—Purchase	114	1.786	203
	—Sell	(81)	1.786	(144)
Canadian dollars	—Purchase	—	—	—
	—Sell	(80)	.773	(61)
Czech Republic koruna	—Purchase	—	—	—
	—Sell	(448)	.039	(17)
Danish kroner	—Purchase	89	.169	15
	—Sell	(474)	.169	(80)
European euro	—Purchase	58	1.261	74
	—Sell	—	—	—
Norwegian krone	—Purchase	39	.150	6
	—Sell	—	—	—
Polish zloty	—Purchase	26	.268	7
	—Sell	(68)	.267	(18)
Swedish krona	—Purchase	236	.139	33
	—Sell	(140)	.139	(20)
U.S. dollars	—Purchase	104	1.004	105
	—Sell	(73)	1.004	(74)
Other	—Purchase	120	.752	2
	—Sell	(2)	1.244	(2)
				$ 1

Interest Rate Risk

Our financial instruments that are sensitive to market risk for changes in interest rates are our debt securities. We primarily use our revolving credit facilities to finance our short-term capital requirements. We pay a current market rate of interest on these borrowings. We have financed our long-term capital requirements with long-term debt with original maturity dates ranging from six to ten years.

Under the terms of our senior credit facility agreement, we were required to hedge our exposure to floating interest rates by April 2000 so that at least 50 percent of our long-term debt was fixed for a period of at least three years. In February 2000, we hedged $250 million of our floating rate long-term debt with three-year, floating to fixed interest rate swaps. In April 2000, we hedged an additional $50 million of our floating rate long-term debt with three-year, floating to fixed interest rate swaps. The hedges that we executed fully satisfied the interest rate hedging requirement of the senior credit facility agreement. The swaps expired in February 2003 and we are not required to renew them. On December 31, 2003, we had $995 million in long-term debt obligations that have fixed interest rates. Of that amount, $500 million is fixed through October 2009 and $487 million through July 2013, while the remainder is fixed over periods of 2004 through 2025. There is also $415 million in long-term debt obligations that have variable interest rates based on a current market rate of interest.

We estimate that the fair value of our long-term debt at December 31, 2003 was about 108 percent of its book value. A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize in the income statement and the cash we pay for interest expense by about $3 million after tax.

The statements and other information (including the tables) in this "Derivative Financial Instruments" section constitute "forward-looking statements."

Years 2002 and 2001

Net Sales and Operating Revenues

The following tables reflect our revenues for the years of 2002 and 2001. See "-Years 2003 and 2002-Net Sales and Operating Revenues" for a description of why we present these reconciliations of revenues.

	Year Ended December 31, 2002				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 312	$ —	$ 312	$ —	$ 312
Emission Control	179	—	179	—	179
Total North America Aftermarket	491	—	491	—	491
North America Original Equipment					
Ride Control	410	—	410	—	410
Emission Control	997	—	997	323	674
Total North America Original Equipment	1,407	—	1,407	323	1,084
Total North America	1,898	—	1,898	323	1,575
Europe Aftermarket					
Ride Control	142	9	133	—	133
Emission Control	169	9	160	—	160
Total Europe Aftermarket	311	18	293	—	293
Europe Original Equipment					
Ride Control	187	12	175	—	175
Emission Control	723	39	684	218	466
Total Europe Original Equipment	910	51	859	218	641
Total Europe	1,221	69	1,152	218	934
Asia	116	—	116	35	81
South America	103	9	94	10	84
Australia	121	(35)	156	6	150
Total Other	340	(26)	366	51	315
Total Tenneco Automotive	$3,459	$ 43	$3,416	$592	$2,824

	Year Ended December 31, 2001				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 308	$ —	$ 308	$ —	$ 308
Emission Control	207	—	207	—	207
Total North America Aftermarket	515	—	515	—	515
North America Original Equipment					
Ride Control	373	—	373	—	373
Emission Control	902	—	902	274	628
Total North America Original Equipment	1,275	—	1,275	274	1,001
Total North America	1,790	—	1,790	274	1,516
Europe Aftermarket					
Ride Control	135	—	135	—	135
Emission Control	169	—	169	—	169
Total Europe Aftermarket	304	—	304	—	304
Europe Original Equipment					
Ride Control	176	—	176	—	176
Emission Control	786	—	786	277	509
Total Europe Original Equipment	962	—	962	277	685
Total Europe	1,266	—	1,266	277	989
Asia	71	—	71	14	57
South America	131	—	131	15	116
Australia	106	—	106	4	102
Total Other	308	—	308	33	275
Total Tenneco Automotive	$3,364	$ —	$3,364	$584	$2,780

Revenues from our North American operations increased $108 million in 2002 compared to the prior year. Higher sales from the OE business were partially offset by aftermarket volume softness in both product lines, primarily in the fourth quarter. Total North American OE revenues increased 10 percent to $1,407 million in 2002 due to higher volumes and increased catalytic converter sales that are passed through to our customers. OE exhaust revenues were up 11 percent in 2002 primarily due to increased volumes and higher pass-through sales. These "pass-through" catalytic converter sales occur when, at the direction of our OE customers, we purchase catalytic converters or components from suppliers, use them in our manufacturing process, and sell them as part of the completed system. OE ride control revenues for 2002 increased 10 percent, driven by increased volumes in both the light vehicle and heavy-duty market. Total OE revenues, excluding $323 million of pass-through sales, increased 8 percent in 2002, while North American light vehicle production increased approximately 6 percent over 2001. Our revenue increase was greater than the build rate increase as a result of the introduction of new platforms, on which we are a supplier, ramping up and outpacing the overall build rate. Aftermarket revenues for North America were $491 million for 2002, representing a decrease of 5 percent compared to the prior year. Aftermarket ride control revenues increased one percent in 2002, as a result of new customer additions in the second half of 2001 and the first quarter of 2002 offsetting overall softness in the ride control aftermarket, particularly in the second half of 2002. Aftermarket exhaust revenues declined 14 percent in 2002 reflecting an overall market decline in the exhaust business. Partially offsetting the volume decreases were price increases in both product lines and a shift toward premium products, which positively impacted revenues by $8 million in 2002.

Our European segment's revenues decreased $45 million or 4 percent in 2002 compared to the prior year. Total OE revenues were $910 million for 2002. OE exhaust revenues declined 8 percent to $723 million from $786 million the prior year. Excluding a $59 million decrease in pass-through sales and a $39 million net increase due to strengthening currency, OE exhaust revenues declined 8 percent. OE ride control revenues increased to $187 million or 6 percent, from $176 million for 2002. Excluding a $12 million net benefit from currency appreciation, OE ride control revenues declined one percent. Light vehicle production by European OE manufacturers was down about 2 percent in 2002 versus 2001. Our OE exhaust decline was greater than the decline in the European light vehicle build rate primarily due to timing issues experienced in the second and third quarters of 2002 between retiring platforms and the launch of new platforms on which we are the supplier. Nearly all of the platforms planned for launch during this period have commenced production and most are now at or near expected volumes. Our OE ride control revenue decline was less than the decline in the European light vehicle build rate as a result of stronger sales on our existing platforms. European aftermarket sales were $311 million in 2002 compared to $304 million in the prior year. Excluding $18 million attributable to currency appreciation, aftermarket revenues declined 4 percent due primarily to the continued decline in exhaust replacement rates as a result of the increasing use of stainless steel new vehicles. This decline was partially offset by the launch of Monroe Reflex® shocks and struts, our premium ride control product, in the second quarter of 2002.

Revenues from our Other operations increased $32 million to $340 million in 2002 as compared to $308 million in the prior year. Higher volumes and increased pass-through sales drove increased revenues of $45 million at our Asian operations. Stronger volumes and strengthening currency also increased Australian revenues by $15 million. These increases were partially offset by the effects of the weakened South American economy, where revenues declined by $28 million.

EBIT

	Year Ended December 31, 2002	Year Ended December 31, 2001	Change
	(Millions)		
North America	$129	$52	$77
Europe	18	23	(5)
Other	22	17	5
	$169	$92	$77

The EBIT results shown in the preceding table include the following items, discussed below, which have an effect on the comparability of EBIT results between periods:

	Year Ended December 31,	
	2002	2001
	(Millions)	
North America		
Restructuring charges (reversals)	$(2)	$20
Non-accruable restructuring-related expenses	5	6
Amendment of senior credit facility	1	—
Environmental reserve	—	1
Europe		
Restructuring charges (reversals)	(6)	22
Non-accruable restructuring-related expenses	6	—
Amendment of senior credit facility	1	1
Environmental reserve	—	1
Gain on sale of York, U.K. facility	(11)	—
Other		
Restructuring charges (reversals)	(1)	3
Amendment of senior credit facility	—	1

EBIT for North American operations increased to $129 million in 2002 from $52 million the prior year as higher sales volumes in our OE segment improved our earnings for the year. Stronger volumes and volume-related manufacturing efficiencies contributed $37 million to OE profitability. The elimination of goodwill amortization, discussed in this Management's Discussion and Analysis under the section "Changes in Accounting Principles," contributed $12 million to the EBIT increase. Partially offsetting these increases were increased selling, general and administrative costs, $3 million in restructuring-related expenses that could not be accrued related to our Project Genesis restructuring efforts (net of a $2 million favorable adjustment to the reserve for the costs to complete the first phase of Project Genesis) and $1 million in costs associated with amending our senior credit facility. In the North American aftermarket, price increases instituted in 2002 and a shift toward premium products increased EBIT by $8 million and lower changeover costs and manufacturing efficiencies and distribution increased EBIT by $6 million. Partially offsetting these increases were lower volumes in the aftermarket emission control product line which reduced EBIT by $9 million. Included in North America's prior year results were charges related to our 2001 restructuring efforts and the establishment of an environmental reserve that reduced EBIT by $27 million in the aggregate.

Our European segment's EBIT declined to $18 million in 2002 from $23 million the prior year. Volume decreases and related operating inefficiencies in both the OE and aftermarket operations negatively impacted EBIT by $36 million. In 2002, we also incurred approximately $6 million in restructuring-related expenses that could not be accrued related to our Project Genesis restructuring efforts and $1 million in costs associated with amending our senior credit facility. European EBIT in 2002 was also reduced by $1 million due to an increase in reserves for warranty issues. See "Environmental and Other Matters" in this Management's Discussion and Analysis for a more detailed discussion of these warranty issues. Partially offsetting these decreases was the gain on the sale of our York, U.K. facility, which increased EBIT by $11 million. A favorable adjustment in the reserve for our costs to complete our restructuring efforts also increased EBIT by $6 million. Additionally, the elimination of goodwill amortization and lower selling, general and administrative overhead costs offset some of the decrease. Included in Europe's prior year results were charges related to our 2001 restructuring efforts, the establishment of an environmental reserve and costs associated with amending our senior credit facility that reduced EBIT by $24 million in the aggregate.

EBIT for our Other operations increased by $5 million in 2002 compared to the prior year. Stronger volumes in Asia and Australia were offset by manufacturing inefficiencies and a weakened South American economy. Included in our 2002 results was a favorable adjustment in the reserve for our costs to complete the first phase of Project Genesis, which increased EBIT by $1 million. Included in our Other operations' prior year's results were charges related to our restructuring efforts and costs associated with amending our senior credit facility that reduced EBIT by $4 million, in the aggregate.

EBIT as a Percentage of Revenue

	Year Ended December 31,	
	2002	2001
North America	7%	3%
Europe	1%	2%
Other	6%	6%
Total Tenneco Automotive	5%	3%

In North America, EBIT as a percentage of revenue increased by 4 percent for 2002. Stronger OE volumes drove the increase. Additionally, volume-related manufacturing efficiencies and the elimination of goodwill amortization contributed to the increase. North American EBIT margins in 2001, on the other hand, were significantly impacted by our restructuring activities. In Europe, EBIT margins declined in 2002 due to significant decreases in both OE and aftermarket volumes. Also contributing to the decline were volume-related manufacturing inefficiencies. Partially offsetting these decreases was the gain on the sale of our York, U.K. facility. EBIT as a percentage of revenue for our Other operations remained flat year over year as improved operating performance was offset by manufacturing inefficiencies and a weakened South American economy.

Interest Expense, Net of Interest Capitalized

We reported interest expense of $141 million in 2002, compared to $170 million in the prior year. The decrease in total interest expense is due to lower interest rates on our variable rate debt and overall lower debt balances. Capitalized interest was $4 million in 2002 and $3 million in 2001. See "Liquidity and Capital Resources — Capitalization" in this Management's Discussion and Analysis for a more detailed description of our borrowings.

Included in our 2002 interest expense is the financial impact of the three-year floating-to-fixed rate swaps we put in place in early 2000 on $300 million of our senior term loans, as required by our senior credit agreement. Based on then-current short-term interest rates, these swaps added approximately $16 million to our interest expense for 2002. These swaps expired on February 4, 2003.

Income Taxes

We recorded a tax benefit of $7 million in 2002. The 2002 year benefit included a $4 million tax benefit related to lower-than-expected costs for withholding taxes related to our foreign operations. The lower cost of tax withholding for the first half of 2002 tax repatriation transaction resulted from an amendment to our bank agreement allowing a more tax efficient transaction to be completed. We also recorded an $11 million benefit in the 2002 year related to accrual-to-return adjustments in foreign jurisdictions and a $4 million benefit related to a decrease in the corporate tax rate in Belgium from 40 percent to 34 percent. Including all these items, the effective tax rate was a negative 24 percent for 2002. Excluding these items our effective tax rate was 40 percent for 2002.

We recorded tax expense in 2001 of $51 million. Tax expense for 2001 included a $66 million expense for repatriation of earnings from some of our foreign subsidiaries. We took this action to better facilitate movement of cash balances among our overseas subsidiaries while minimizing cash tax payments in foreign jurisdictions. Including this item, our effective tax rate was an expense of 67 percent for 2001. Excluding this adjustment our effective tax rate was a 19 percent benefit on our pre-tax loss. The primary reason that this differed from our statutory tax rate of 35 percent was the non-deductible portion of our restructuring charges. See Note 6 to the consolidated financial statements included in Item 8 for a reconciliation of our tax expense to the statutory rate.

Earnings Per Share

We reported earnings per diluted common share (before extraordinary items and cumulative effect of change in accounting principle) of $.74 for the year ended December 31, 2002, compared to a loss of $3.43 for the same period in 2001. Included in 2002 results are the negative impacts from expenses related to our restructuring plans and the costs related to the amendment of certain terms of the senior credit facility, offset by the gain on the sale of our York, U.K. facility, tax benefits related to lower-than-expected costs for withholding taxes and an accrual-to-return adjustment in a foreign jurisdiction and favorable adjustments to our reserves for restructuring activities. The net impact of these items improved earnings per diluted common share by $.53. In addition, in 2002 we recorded the cumulative effect of a change in accounting principle of $5.48 per diluted share to record the impact of the new accounting standard for goodwill. See "Changes in Accounting Principles" for more information about this charge. Included in results for 2001 are the impacts from charges and expenses related to our restructuring plans, the tax charge for repatriation of foreign earnings, environmental remediation activities and the costs related to the amendment of certain terms of the senior credit facility. These items reduced earnings per diluted common share by $2.95. You should also read Note 7 to the financial statements included in Item 8 for more detailed information on earnings per share.

Dividends on Common Stock

On January 10, 2001, we announced that our Board of Directors eliminated the quarterly dividend on our common stock. The Board took the action in response to current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers and continued softness in the global light vehicle aftermarket. There are no current plans to reinstate a dividend on our common stock.

Cash Flows

	Year Ended December 31,	
	2002	2001
	(Millions)	
Cash provided (used) by:		
Operating activities	$ 188	$ 141
Investing activities	(107)	(126)
Financing activities	(73)	3

Operating Activities

For the year ended December 31, 2002, cash flows provided by operating activities were $188 million compared to $141 million in the prior year. Higher earnings in the 2002 year were a key driver to the increased cash provided. In addition, we generated $67 million in cash flow from working capital during 2002, compared to $90 million in the prior year. In 2002, we generated $102 million in cash flow through better management of our payables. At the end of 2001, we reduced payable balances by taking advantage of early payment discounts in Europe. During 2002 we returned to our customary payment schedule, which increased payables balances and improved working capital. Additionally, in June of 2002, we received a payment from an OE customer for the reimbursement of expenses related to a cancelled platform. Of the total cash payment, $11 million was recorded in operating activities and the remaining balance was recorded in investing activities. Primarily offsetting these increases were increases in receivables as a result of lowered factoring levels and increases in inventories in anticipation of platform launches in 2003. See "Capitalization" above for a description of our accounts receivable factoring program.

In June 2001, we entered into arrangements with two major OE customers in North America under which, in exchange for a discount that is less than our marginal borrowing cost, payments for product sales are made earlier than otherwise required under existing payment terms. These arrangements reduced accounts receivable by $40 million and $34 million as of December 31, 2002 and 2001, respectively. These arrangements can be cancelled at any time.

On January 28, 2003 we signed a two-year extension to our accounts receivable securitization program in the U.S. The two-year program will next be subject to renewal on January 31, 2005. With the two-year extension, the size of the program has been reduced from $65 million to $50 million.

Investing Activities

Cash used for investing activities was $19 million lower in 2002 compared to the prior year, due primarily to $17 million in net proceeds from the sale of our York, U.K. facility and a $19 million settlement from an OE customer for reimbursement of expenses related to a cancelled platform. Capital expenditures were $138 million in 2002, up $11 million from $127 million in the prior year. The increase is partially attributable to capital spending for Project Genesis, which was $11 million in 2002.

Financing Activities

Cash used for financing activities was $73 million in 2002, compared to cash provided of $3 million in the prior year. We made senior debt principal payments of $111 million on our senior credit facility in 2002. Included in these payments was a pre-payment on the senior term loans of $16 million in September using the net cash proceeds we received in the second quarter from the sale of our York, U.K. facility. Partially offsetting these payments was an estimated increase in our revolving credit facility borrowings of $53 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The section entitled "Derivative Financial Instruments" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS OF TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Tenneco Automotive Inc.

We have audited the accompanying consolidated balance sheets of Tenneco Automotive Inc. and consolidated subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), cash flows, changes in shareholders' equity and comprehensive income (loss) for the years then ended. Our audit also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended, prior to the addition of the transitional disclosures discussed in Note 3, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

As discussed above, the consolidated financial statements of the Company as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 3, these consolidated financial statements have been revised to include the transitional disclosures required by SFAS No. 142. We audited the transitional disclosures in Note 3. In our opinion, the transitional disclosures for 2001 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Chicago, Illinois
March 9, 2004

The following report is a copy of the report previously issued by Arthur Andersen LLP ("Andersen") in connection with the filing of our Form 10-K for the year ended December 31, 2001. The inclusion of this previously issued Andersen report is pursuant to the "Temporary and Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the SEC in March 2002. Note that this previously issued Andersen report includes references to fiscal years 2000 and 1999, which is not required to be presented in the accompanying consolidated financial statements for the period ended December 31, 2003. This audit report has not been reissued by Andersen in connection with the filing of this Form 10-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tenneco Automotive Inc.:

We have audited the accompanying balance sheets of Tenneco Automotive Inc. (a Delaware corporation) and consolidated subsidiaries (see Note 1) as of December 31, 2001 and 2000, and the related statements of income, cash flows, changes in shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements and schedule referred to below are the responsibility of Tenneco Automotive Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tenneco Automotive Inc. and consolidated subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 1999 Tenneco Automotive Inc. changed its methods of accounting for the costs of start-up activities and for customer acquisition costs.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Tenneco Automotive Inc. and consolidated subsidiaries is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements of Tenneco Automotive Inc. and consolidated subsidiaries taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
January 28, 2002

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,		
	2003	2002	2001
	(Millions Except Share and Per Share Amounts)		
Revenues			
Net sales and operating revenues	$ 3,766	$ 3,459	$ 3,364
Costs and expenses			
Cost of sales (exclusive of depreciation shown below)	2,994	2,735	2,699
Engineering, research, and development	67	67	67
Selling, general, and administrative	364	351	353
Depreciation and amortization of other intangibles	163	144	137
Amortization of goodwill	—	—	16
	3,588	3,297	3,272
Other income (expense)			
Gain on sale of assets	—	10	3
Loss on sale of receivables	(2)	(2)	(5)
Other income (loss)	—	(1)	2
	(2)	7	—
Income before interest expense, income taxes, and minority interest	176	169	92
Interest expense (net of interest capitalized)	149	141	170
Income tax expense (benefit)	(6)	(7)	51
Minority interest	6	4	1
Income (loss) before cumulative effect of change in accounting principle	27	31	(130)
Cumulative effect of change in accounting principle, net of income tax	—	(218)	—
Net income (loss)	$ 27	$ (187)	$ (130)
Earnings (loss) per share			
Average shares of common stock outstanding —			
Basic	40,426,136	39,795,481	37,779,837
Diluted	41,767,959	41,667,815	38,001,248
Basic earnings (loss) per share of common stock —			
Before cumulative effect of change in accounting principle	$ 0.67	$ 0.78	$ (3.43)
Cumulative effect of change in accounting principle	—	(5.48)	—
	$ 0.67	$ (4.70)	$ (3.43)
Diluted earnings (loss) per share of common stock —			
Before cumulative effect of change in accounting principle	$ 0.65	$ 0.74	$ (3.43)
Cumulative effect of change in accounting principle	—	(5.48)	—
	$ 0.65	$ (4.74)	$ (3.43)

The accompanying notes to financial statements are an integral part of these statements of income (loss).

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(Millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 145	$ 54
Receivables —		
Customer notes and accounts, net	427	394
Other	15	15
Inventories	343	352
Deferred income taxes	63	56
Prepayments and other	112	95
	1,105	966
Other assets:		
Long-term notes receivable, net	21	14
Goodwill	193	185
Intangibles, net	25	20
Deferred income taxes	189	141
Pension assets	6	17
Other	145	135
	579	512
Plant, property, and equipment, at cost	2,303	2,011
Less — Reserves for depreciation and amortization	1,192	985
	1,111	1,026
	$ 2,795	$ 2,504
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt (including current maturities of long-term debt)	$ 20	$ 228
Trade payables	621	505
Accrued taxes	19	40
Accrued interest	42	23
Accrued liabilities	162	172
Other	29	48
	893	1,016
Long-term debt	1,410	1,217
Deferred income taxes	119	103
Postretirement benefits	266	225
Deferred credits and other liabilities	26	18
Commitments and contingencies		
Minority interest	23	19
Shareholders' equity:		
Common stock	—	—
Premium on common stock and other capital surplus	2,751	2,749
Accumulated other comprehensive loss	(241)	(357)
Retained earnings (accumulated deficit)	(2,212)	(2,246)
	298	146
Less — Shares held as treasury stock, at cost	240	240
	58	(94)
	$ 2,795	$ 2,504

The accompanying notes to financial statements are an integral part of these balance sheets.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
		(Millions)	
Operating Activities			
Income (loss) before cumulative effect of change in accounting principle	$ 27	$ 31	$(130)
Adjustments to reconcile income (loss) before cumulative effect of change in accounting principle to cash provided (used) by operating activities—			
Depreciation and amortization	163	144	153
Deferred income taxes	(29)	(39)	30
(Gain) loss on sale of assets, net	2	(8)	2
Changes in components of working capital—			
(Increase) decrease in receivables	13	9	64
(Increase) decrease in inventories	55	—	75
(Increase) decrease in prepayments and other current assets	(1)	6	(18)
Increase (decrease) in payables	52	56	(46)
Increase (decrease) in accrued taxes	(30)	3	2
Increase (decrease) in accrued interest	19	(2)	(9)
Increase (decrease) in other current liabilities	(30)	(5)	22
Other	40	(7)	(4)
Net cash provided by operating activities	281	188	141
Investing Activities			
Net proceeds from sale of fixed assets	8	24	11
Expenditures for plant, property, and equipment	(130)	(138)	(127)
Investments and other	(5)	7	(10)
Net cash used by investing activities	(127)	(107)	(126)
Net cash provided before financing activities	154	81	15
Financing Activities			
Issuance of common and treasury shares	—	—	10
Proceeds from capital contributions	1	—	—
Issuance of long-term debt	891	3	—
Debt issuance costs on long-term debt	(27)	—	—
Retirement of long-term debt	(791)	(123)	(57)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	(121)	47	49
Other	(2)	—	1
Net cash provided (used) by financing activities	(49)	(73)	3
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	(7)	—
Increase (decrease) in cash and cash equivalents	91	1	18
Cash and cash equivalents, January 1	54	53	35
Cash and cash equivalents, December 31 (Note)	$ 145	$ 54	$ 53
Cash paid during the year for interest	$ 115	$ 145	$ 177
Cash paid during the year for income taxes (net of refunds)	$ 46	$ 27	$ 17
Non-cash Investing and Financing Activities			
Obligation for long-term capital lease	$ —	$ (3)	$ —

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

The accompanying notes to financial statements are an integral part of these statements of cash flows.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31,					
	2003		2002		2001	
	Shares	Amount	Shares	Amount	Shares	Amount
	(Millions Except Share Amounts)					
Common Stock						
Balance January 1	41,347,340	$ —	41,355,074	$ —	37,797,256	$ —
Issued (Reacquired) pursuant to benefit plans	534,221	—	(35,960)	—	3,557,818	—
Stock options exercised	285,735	—	28,226	—	—	—
Balance December 31	42,167,296	—	41,347,340	—	41,355,074	—
Premium on Common Stock and Other Capital Surplus						
Balance January 1		2,749		2,748		2,738
Premium on common stock issued pursuant to benefit plans		2		1		10
Balance December 31		2,751		2,749		2,748
Accumulated Other Comprehensive Income (Loss)						
Balance January 1		(357)		(375)		(239)
Other comprehensive income (loss)		116		18		(136)
Balance December 31		(241)		(357)		(375)
Retained Earnings (Accumulated Deficit)						
Balance January 1		(2,246)		(2,059)		(1,929)
Net income (loss)		27		(187)		(130)
Other		7		—		—
Balance December 31		(2,212)		(2,246)		(2,059)
Less — Common Stock Held as Treasury Stock, at Cost						
Balance January 1	1,294,692	240	1,294,692	240	1,298,498	240
Shares issued pursuant to benefit and dividend reinvestment plans	—	—	—	—	(3,806)	—
Balance December 31	1,294,692	240	1,294,692	240	1,294,692	240
Total		$ 58		$ (94)		$ 74

The accompanying notes to financial statements are an integral part of these statements of changes in shareholders' equity.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,					
	2003		2002		2001	
	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	(Millions)					
Net Income (Loss)		$ 27		$(187)		$(130)
Accumulated Other Comprehensive Income (loss)						
Cumulative Translation Adjustment						
Balance January 1	$(273)		$(316)		$(237)	
Translation of foreign currency statements	130	130	43	43	(79)	(79)
Balance December 31	(143)		(273)		(316)	
Fair Value of Interest Rate Swaps						
Balance January 1	(4)		(17)		—	
Fair value adjustment	4	4	13	13	(17)	(17)
Balance December 31	—		(4)		(17)	
Additional Minimum Pension Liability Adjustment						
Balance January 1	(80)		(42)		(2)	
Additional minimum pension liability adjustment	(29)	(29)	(61)	(61)	(64)	(64)
Income tax benefit	11	11	23	23	24	24
Balance December 31	(98)		(80)		(42)	
Balance December 31	$(241)		$(357)		$(375)	
Other comprehensive income (loss)		116		18		(136)
Comprehensive Income (Loss)		$143		$(169)		$(266)

The accompanying notes to financial statements are an integral part of these statements of comprehensive income (loss).

1. Summary of Accounting Policies

Consolidation and Presentation

Our financial statements include all majority-owned subsidiaries. We carry investments in 20 percent to 50 percent owned companies at cost plus equity in undistributed earnings since the date of acquisition and cumulative translation adjustments. We have eliminated all significant intercompany transactions.

Sales of Accounts Receivable

We entered into an agreement during the third quarter of 2000 to sell an interest in some of our U.S. trade accounts receivable to a third party. Receivables become eligible for the program on a daily basis, at which time the receivables are sold to the third party, net of a factoring discount, through a wholly-owned subsidiary. Under this agreement, as well as individual agreements with third parties in Europe, we have sold accounts receivable of $123 million, $101 million, and $110 million at December 31, 2003, 2002, and 2001, respectively. We recognized a loss of $2 million, $2 million, and $5 million during 2003, 2002, and 2001, respectively, on these sales of trade accounts, representing the discount from book values at which these receivables were sold to the third party. The discount rate varies based on funding cost incurred by the third party, and it averaged three percent during the time period in 2003 when we sold receivables. We retained ownership of the remaining interest in the pool of receivables not sold to the third party. The retained interest represents a credit enhancement for the program. We value the retained interest based upon the amount we expect to collect from our customers, which approximates book value.

Inventories

At December 31, 2003 and 2002, inventory by major classification was as follows:

	2003	2002
	(Millions)	
Finished goods	$149	$164
Work in process	73	74
Raw materials	83	76
Materials and supplies	38	38
	$343	$352

Our inventories are stated at the lower of cost or market value. A portion of total inventories (19 percent and 23 percent at December 31, 2003 and 2002, respectively) is valued using the last-in, first-out method. If we had used the first-in, first-out ("FIFO") method of accounting for these inventories, they would have been $11 million and $13 million higher at December 31, 2003 and 2002, respectively. We value all other inventories using the FIFO or average cost methods at the lower of cost or market value.

Goodwill and Intangibles, net

At December 31, 2003 and 2002, goodwill and intangibles, net of amortization, by major category were as follows:

	2003	2002
	(Millions)	
Goodwill	$193	$185
Other intangible assets, net	25	20
	$218	$205

Through the end of 2001 goodwill was being amortized on a straight-line basis over periods ranging from 15 to 40 years. Goodwill amortization amounted to $16 million in 2001 and is shown separately in the statements of income caption "Amortization of goodwill." The overall decrease in goodwill resulted from an impairment charge of $218 million, net of taxes of $6 million, related to a change in accounting principle and fluctuations in exchange rates applied to remaining goodwill balances. The changes in the carrying amount of goodwill for the twelve months ended December 31, 2003, are as follows:

	North America	Europe	Other	Total
		(Millions)		
Balance at 12/31/02	$136	$18	$31	$185
Translation adjustments	1	2	5	8
Balance at 12/31/03	$137	$20	$36	$193

You should read "Changes in Accounting Principles" below for information about the new goodwill accounting requirement and the charge we recorded in 2002 to recognize the cumulative effect of this change in accounting principle. You should also read Note 3 to the financial statements for additional information related to the charge recorded.

We have capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at the date we acquired them. We amortize these intangible assets on a straight-line basis over periods ranging from five to 30 years. Amortization of intangibles amounted to less than $1 million in both 2003 and 2002, and $2 million in 2001, and is included in the statements of income caption "Depreciation and amortization." The carrying amount and accumulated amortization are as follows:

	December 31, 2003	
	Gross Carrying Value	Accumulated Amortization
	(Millions)	
Amortized Intangible Assets		
Patents	$3	$(2)
Noncompete covenants	2	(1)
Trademarks	1	(1)
Technology rights & capital subsidies	2	(1)
Total	$8	$(5)

Non-amortized intangible assets include $22 million for the company's intangible pension assets.

Estimated amortization of intangibles assets over the next five years is expected to be less than $1 million each year.

Plant, Property, and Equipment, at Cost

At December 31, 2003 and 2002, plant, property, and equipment, at cost, by major category were as follows:

	2003	2002
	(Millions)	
Land, buildings, and improvements	$ 389	$ 342
Machinery and equipment	1,732	1,462
Other, including construction in progress	182	207
	$2,303	$2,011

We depreciate these properties on a straight-line basis over the estimated useful lives of the assets. Useful lives range from 10 to 40 years for buildings and improvements and from three to 25 years for machinery and equipment.

Notes Receivable and Allowance for Doubtful Accounts

Short and long-term notes receivable outstanding were $28 million and $19 million at December 31, 2003 and 2002, respectively. There was no allowance for doubtful accounts on short- and long-term notes receivable at December 31, 2003 and the allowance was less than $1 million at December 31, 2002.

At December 31, 2003 and 2002, the allowance for doubtful accounts on short- and long-term accounts receivable was $23 million and $22 million, respectively.

Other Long-Term Assets

We expense pre-production design and development costs as incurred unless we have a contractual guarantee for reimbursement from the original equipment customer. We had long-term receivables of $15 million and $8 million on the balance sheet at December 31, 2003 and 2002, respectively, for guaranteed pre-production design and development reimbursement arrangements with our customers. In addition, property, plant and equipment includes $49 million and $50 million at December 31, 2003 and 2002, respectively, for original equipment tools and dies that we own, and prepayments and other includes $34 million and $27 million at December 31, 2003 and 2002, respectively, for in-process tools and dies that we are building for our original equipment customers.

We capitalize certain costs related to the purchase and development of software that we use in our business operations. We amortize the costs attributable to these software systems over their estimated useful lives, ranging from three to 12 years, based on various factors such as the effects of obsolescence, technology, and other economic factors. Capitalized software development costs, net of amortization, were $89 million at both December 31, 2003 and 2002, respectively, and is recorded in other long-term assets.

Income Taxes

We utilize the liability method of accounting for income taxes whereby we recognize deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in our financial statements. We reduce deferred tax assets by a valuation allowance when, based upon our estimates, it is more likely than not that we will not realize a portion of the deferred tax assets in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Revenue Recognition

We recognize revenue for sales to our original equipment and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and estimated returns at the time of sale, which are deducted from revenues. Where we have offered product warranty, we also provide for estimated warranty costs, based upon historical experience and specific warranty issues. For our OE customers, we recognize "pass-through" sales. These pass-through sales occur when, at the direction of our OE customers, we purchase components from suppliers, use them in our manufacturing process, and sell them as part of the completed system.

Earnings Per Share

We compute basic earnings per share by dividing income available to common shareholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that we adjust the weighted-average number of shares outstanding to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, we adjust income available to common shareholders to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares.

Engineering, Research and Development

We expense engineering, research, and development costs as they are incurred. Engineering, research and development expenses were $67 million for 2003, 2002 and 2001, and are included in the income statement caption of the same name. Of these amounts, $9 million in 2003, and $6 million for both 2002 and 2001 relate to research and development, which includes the search, design, and development of a new unproven product or process. Additionally, $35 million, $36 million, and $37 million of engineering, research, and development expense for 2003, 2002, and 2001, respectively, relates to improvements and enhancements to existing products and processes. The remainder of the expenses in each year relate to engineering costs we incurred for application of existing products and processes to vehicle platforms. Further, our customers reimburse us for engineering, research, and development costs on some platforms when we prepare prototypes and incur costs before platform awards. Our engineering research and development expense for 2003, 2002, and 2001 has been reduced by $11 million, $13 million, and $16 million, respectively, for these reimbursements.

Foreign Currency Translation

We translate the financial statements of foreign subsidiaries into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted-average exchange rate for revenues and expenses in each period. We record translation adjustments for those subsidiaries whose local currency is their functional currency as a component of accumulated other comprehensive loss in shareholders' equity. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments. Net income (loss) included foreign currency transaction losses of $3 million in 2003, $9 million in 2002, and $2 million in 2001.

Risk Management Activities

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates, and interest rate swaps to hedge our exposure to changes in interest rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Net gains or losses on these foreign currency exchange contracts that are designated as hedges are recognized in the income statement to offset the foreign currency gain or loss on the underlying transaction. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on some intercompany and third party trade receivables and payables. Since these anticipated transactions are not firm commitments, we mark these forward contracts to market each period and record any gain or loss in the income statement. From time to time we have also entered into forward contracts to hedge our net investment in foreign subsidiaries. We recognize the after-tax net gains or losses on these contracts on the accrual basis in the balance sheet caption "Accumulated other comprehensive income (loss)." In the statement of cash flows, cash receipts or payments related to these exchange contracts are classified consistent with the cash flows from the transaction being hedged.

We do not currently enter into derivative financial instruments for speculative purposes.

Stock Options

We account for our stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Our stock-based employee compensation plans are described more fully in Note 7. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," and amended by SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," we follow the disclosure requirements only of SFAS No. 123. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123:

	Years Ended December 31,		
	2003	2002	2001
	(Millions Except Per Share Amounts)		
Net income (loss)	$ 27	$ (187)	$ (130)
Add: Stock-based employee compensation expense included in net income, net of income tax	4	4	2
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of income tax	(5)	(6)	(4)
Pro forma net income (loss)	$ 26	$ (189)	$ (132)
Earnings (loss) per share:			
Basic — as reported	$0.67	$(4.70)	$(3.43)
Basic — pro forma	$0.64	$(4.74)	$(3.48)
Diluted — as reported	$0.65	$(4.74)	$(3.43)
Diluted — pro forma	$0.62	$(4.78)	$(3.48)

The fair value of each option granted during 2003, 2002, and 2001 is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for grants in 2003, 2002, and 2001, respectively: (i) risk-free interest rates of 4.01 percent, 5.09 percent, and 4.9 percent; (ii) expected lives of 10.0, 10.0, and 10.0 years; (iii) expected volatility 40.45 percent,

39.56 percent, and 43.80 percent; and (iv) dividend yield of 0.0 percentage, 0.0 percentage, and 0.0 percentage.

Changes in Accounting Principles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changed the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142 in January 2002. Under the provisions of SFAS No. 142, we were required to perform an impairment analysis on the balance of goodwill at January 1, 2002. The fair value of our reporting units used in determining the goodwill impairment was computed using the present value of expected future cash flows. As a result of this analysis, we determined that goodwill associated with our North American original equipment ride control and European aftermarket operations was impaired. As a result, a charge of $218 million, net of taxes of $6 million, was recorded in the first quarter of 2002 as a cumulative effect of a change in accounting principle. The balance of unamortized goodwill was $193 million at December 31, 2003. We are required to test this balance for impairment on an annual basis.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changed the definition of the date at which a liability exists for exit or disposal activities also referred to as restructuring activities. Previously, we recognized a liability for restructuring activities when we committed to a plan of restructuring and announced this plan to the employees. We are required to apply the new standard prospectively to new exit or disposal activities initiated after December 31, 2002. SFAS No. 146 generally requires that these costs be recognized at a later date and over time, rather than in a single charge. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expanded previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 provides that issuing a guarantee imposes a non-contingent obligation to stand ready to perform in the event that the conditions specified in the guarantee occur, and that a liability representing the fair value of such a guarantee must be recognized when the guarantee is issued. We are required to apply these initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 has not had a material impact on our financial position or results of operations. See Note 5 to the financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB No. 123," which provided alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amended the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was revised in December 2003. FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This interpretation as revised is effective January 1, 2004. We do not believe the adoption of FIN 46 will have a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position.

In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits." The revised SFAS No. 132 changes employers' disclosures about pension plans and other postretirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. The revised statement is effective for annual and interim periods ended after December 15, 2003. We adopted the revised SFAS No. 132 as of December 31, 2003, resulting in additional disclosures in our consolidated financial statements.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, "Accounting Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003." FSP No. 106-1 permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2002 (the "Act"). The Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare ("Medicare Part D") and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Act in its financial statements. The Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000, and an opportunity for a retiree to obtain a prescription drug benefit under Medicare.

We have elected to defer the adoption of FSP No. 106-1 due to lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the consolidated financial statements do not reflect the impact of the Act on the plans. Our deferral will continue until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in our consolidated financial statements to change. We are currently investigating the impacts of FSP No. 106-1's initial recognition, measurement and disclosure provisions on our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include allowances for doubtful receivables, promotional and product returns, pension and post-retirement benefit plans, income taxes, and contingencies. These items are covered in more detail in Note 1, Note 6, Note 9, and Note 11. Actual results could differ from those estimates.

Reclassifications

Prior years' financial statements have been reclassified where appropriate to conform to 2003 presentations.

2. Restructuring and Other Charges

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Prior to the change in accounting required for exit or disposal activities described below, we recorded charges to income related to these plans for costs that do not benefit future activities in the period in which the plans were finalized and approved, while actions necessary to affect these restructuring plans occurred over future periods in accordance with established plans.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. Project Genesis involved closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The closed facilities include an emission control aftermarket plant and an aftermarket distribution operation in Europe, a ride control plant in Europe, an engineering center in Europe, one building at an emission control plant complex in North America, a technology facility in North America, an exhaust manufacturing facility in North America, and our London-based treasury office. In the fourth quarter of 2001, we recorded pre-tax charges related to Project Genesis of $27 million. Within the statement of income (loss), $23 million of the pre-tax charge was reflected in cost of sales, while $4 million was included in selling, general and administrative expenses. These charges were comprised of $18 million in severance and $9 million for equipment lease cancellation, asset impairment and other restructuring costs to close the eight facilities. We wrote down the assets at locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We also recorded a pre-tax charge of $4 million in cost of sales related to a strategic decision to adjust some product offerings and our customer supply strategy in the European aftermarket. The aftermarket parts were written down to their estimated scrap value, less costs to sell. Finally, we also incurred $1 million in other restructuring related costs during the fourth quarter for the value mapping and rearrangement of one of our emission control plants in North America. Since these costs relate to ongoing operations, they could not be accrued as part of the restructuring charge. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $0.81 per diluted common share. As of December 31, 2003, we have eliminated 974 positions in connection with Project Genesis. Additionally, we are executing this plan more efficiently than originally anticipated and as a result in the fourth quarter of 2002 reduced our reserves related to this restructuring activity by $6 million which was recorded in cost of sales. In the fourth quarter of 2003 we reclassified $2 million of severance reserve to the asset impairment reserve. This reclassification became necessary as actual asset impairments along with the sale of our closed facilities were different than the original estimates. We expect to complete all remaining restructuring activities related to Project Genesis in the second quarter of 2004.

We incurred other costs in 2003 of $7 million for moving and rearrangement activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for those actions.

Including the costs incurred in 2002 of $11 million, we have incurred a total of $18 million for moving and rearrangement activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for these actions.

In the first quarter of 2003, we incurred severance costs of $1 million associated with eliminating 17 salaried positions through selective layoffs and an early retirement program. Additionally, 93 hourly positions were eliminated through selective layoffs in the quarter. These reductions were done to reduce ongoing labor costs in North America. This charge was primarily recorded in cost of sales.

Amounts related to the reserves we have established regarding activities that are part of our restructuring plans are as follows:

	December 31, 2002 Restructuring Reserve	2003 Restructuring Charge	2003 Cash Payments	Charged to Asset Accounts	Impact of Exchange Rates	Adjustments	December 31, 2003 Restructuring Reserve
			(Millions)				
Severance	$9	$1	$(9)	$—	$2	$(2)	$1
Asset Impairment	—	—	—	(2)	—	2	—
Other	—	—	—	—	—	—	—
	$9	$1	$(9)	$(2)	$2	$—	$1

Under the terms of our amended and restated senior credit agreement that took effect on December 12, 2003, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to potential future cost reduction initiatives over the 2002-2006 period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. As of December 31, 2003, we have excluded $19 million of the $60 million available under the terms of the senior credit facility. In addition to the announced actions, we continue to evaluate additional opportunities to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution and manufacturing footprint for the future. There can be no assurances, however, that we will undertake additional restructuring actions. Actions that we take, if any, will require the approval of our Board of Directors, or its authorized committee, and if the costs of the plans exceed the amount previously approved by our senior lenders, could require approval by our senior lenders. We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with workers' councils, union representatives and others.

3. Cumulative Effect of Change in Accounting Principle

Effective January 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore, amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, ceased upon adoption. Prior to the adoption of SFAS No. 142, goodwill was amortized using the straight-line method over periods ranging from 15 to 40 years.

As required by this standard, we performed an impairment analysis using discounted cash flows and market multiples. As a result, we recorded an impairment loss of $218 million, net of tax, as a cumulative effect of a change in accounting principle in the first quarter of 2002. The impaired goodwill was associated with our North American ride control and the European aftermarket businesses. We are required to test the remaining goodwill balance for impairment on an annual basis. There has been no further impairment of goodwill since January 1, 2002.

SFAS No. 142 requires transitional disclosures of income before the cumulative effect of a change in accounting principle and basic and diluted earnings per share before the cumulative effect of the accounting change had we been accounting for goodwill under SFAS No. 142 for the year ended December 31, 2001.

	2003	2002	2001
		(Millions)	
Reported income (loss) before cumulative effect of accounting change	$ 27	$ 31	$ (130)
Add back goodwill amortization expense, net of tax	—	—	13
Adjusted income (loss) before cumulative effect of accounting change	$ 27	$ 31	$ (117)
Reported basic earnings (loss) per share before cumulative effect of accounting change	$0.67	$0.78	$(3.43)
Add back goodwill amortization expense, net of tax	—	—	0.35
Adjusted basic earnings (loss) per share before cumulative effect of accounting change	$0.67	$0.78	$(3.08)
Reported diluted earnings (loss) per share before cumulative effect of accounting change	$0.65	$0.74	$(3.43)
Add back goodwill amortization expense, net of tax	—	—	0.35
Adjusted diluted earnings (loss) per share before cumulative effect of accounting change	$0.65	$0.74	$(3.08)

4. Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

A summary of our long-term debt obligations at December 31, 2003 and 2002, is set forth in the following table:

	2003	2002
	(Millions)	
Tenneco Automotive Inc. —		
Senior Term Loans due 2003 through 2008, average effective interest rate 5.5% in 2002	$ —	$ 789
Senior Term Loans due 2010, average effective interest rate 4.4% in 2003	400	—
10¼% Senior Secured Notes due 2013, including unamortized premium	491	—
11⅝% Senior Subordinated Notes due 2009	500	500
Debentures due 2008 through 2025, average effective interest rate 9.3% in 2003 and 9.3% in 2002	3	3
Notes due 2004 through 2007, average effective interest rate 7.2% in 2003 and 7.2% in 2002	2	2
Other subsidiaries —		
Notes due 2004 through 2011, average effective interest rate 4.7% in 2003 and 4.9% in 2002	22	20
	1,418	1,314
Less — current maturities	8	97
Total long-term debt	$1,410	$1,217

The aggregate maturities and sinking fund requirements applicable to the issues outstanding at December 31, 2003, are $8 million, $9 million, $7 million, $8 million, and $7 million for 2004, 2005, 2006, 2007, and 2008, respectively.

Short-Term Debt

We principally use revolving credit facilities to finance our short-term capital requirements. As a result, we classify the outstanding balance of borrowings under the revolving credit facilities within our short-term debt. The revolving credit facility balance included in short-term debt is zero at December 31, 2003 and $121 million at December 31, 2002. Information regarding our short-term debt as of and for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
	(Millions)	
Current maturities on long-term debt	$ 8	$ 97
Notes payable	12	131
Total short-term debt	$20	$228

	2003 Notes Payable (a)	2002 Notes Payable (a)
	(Dollars in Millions)	
Outstanding borrowings at end of year	$ 12	$131
Weighted average interest rate on outstanding borrowings at end of year (b)	4.8%	5.7%
Approximate maximum month-end outstanding borrowings during year	$291	$134
Approximate average month-end outstanding borrowings during year	$137	$ 91
Weighted average interest rate on approximate average month-end outstanding borrowings during year (b)	5.0%	6.3%

(a) Includes borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

(b) This calculation does not include the commitment fees to be paid on the unused revolving credit facilities balances which are recorded as interest expense for accounting purposes.

Financing Arrangements

		Committed Credit Facilities (a) December 31, 2003			
	Term	Commitments	Borrowings	Letters of Credit (b)	Available
			(Millions)		
Tenneco Automotive Inc. revolving credit agreement	2008	$220	$—	$—	$220
Tenneco Automotive Inc. Tranche B letter of credit/revolving loan agreement	2010(c)	180	—	61	119
Subsidiaries' credit agreements	Various	12	12	—	—
		$412	$12	$61	$339

(a) We generally are required to pay commitment fees on the unused portion of the total commitment.

(b) Letters of credit reduce the available borrowings under the revolving credit agreement.

(c) Letter of credit/revolving loan agreement is subject to termination in April 2009 if the $500 million of 11⅝ percent senior subordinated notes are not refinanced by that time. See below for further discussion.

Senior Credit Facility. Our financing arrangements are primarily provided by a committed senior secured financing arrangement with a syndicate of banks and other financial institutions, which was $800 million at December 31, 2003. The arrangement is secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries, as well as guarantees by our material domestic subsidiaries. We originally entered into this facility in 1999 and since that time have periodically requested and received amendments to the facility for various purposes. In 2003, we engaged in a series of transactions that resulted in the full refinancing of the facility, through an amendment and restatement, in December. The following describes our activities with respect to the senior credit facility over the last several years.

We entered into an agreement to amend this facility on October 20, 2000 to (i) relax the financial covenant ratios beginning in the fourth quarter of 2000, (ii) exclude up to $80 million of cash charges and expenses related to cost reduction initiatives from the calculation of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") used in our financial covenant ratios through 2001 and

(iii) make certain other technical changes. In exchange for these amendments, we agreed to certain interest rate increases, lowered our capital expenditure limits and paid an aggregate fee of about $3 million.

As a result of significant reductions in North American vehicle production levels announced in 2000 by our OE customers, as well as an accelerated weakening of the global aftermarket, we entered into a second amendment of our senior credit facility on March 22, 2001. The second amendment revised the financial covenant ratios we were required to maintain as of the end of each of the quarters ending in 2001. The second amendment also reduced the limitation on 2001 capital expenditures from $225 million to $150 million, and required that net cash proceeds from all significant, non-ordinary course asset sales be used to prepay the senior term loans. In exchange for these amendments, we agreed to a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility and paid an aggregate fee of $3 million to consenting lenders. We incurred legal, advisory and other costs related to the amendment process of $2 million.

At the time of the second amendment, we expected that we would meet with the senior lenders during the first quarter of 2002 to negotiate further amendments to the senior credit facility. Consequently, we amended the senior credit facility for a third time on March 13, 2002. The third amendment revised the financial covenant ratios we are required to maintain as of the end of each of the quarters ending in 2002, 2003 and 2004. It also extended the limitation on annual capital expenditures of $150 million through this three-year period. The amendment further provided us with the option to enter into sale and leaseback arrangements on up to $200 million of our assets. The proceeds from these arrangements would have to be used to prepay the term loans under the senior credit agreement. The amendment also allows us to exclude up to $60 million of cash charges and expenses, before taxes, related to any cost reduction initiatives over the 2002-2006 period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. It also permits us to execute exchanges of our senior subordinated bonds for shares of common stock. We do not have any current plans to enter into any debt-for-stock exchanges. Any significant debt-for-stock exchange would require approval of our stockholders. In exchange for these amendments, we agreed to a $50 million reduction in our revolving credit facility, a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility, and paid an aggregate fee of $3 million to consenting lenders. We also incurred legal, advisory and other costs related to the amendment process of $2 million.

In June 2003, we issued $350 million of 10¼ percent senior secured notes in a private placement. The notes have a final maturity date of July 15, 2013. The notes accrue interest from June 19, 2003 with a first interest payment date of January 15, 2004. In October 2003, we completed an offer to exchange all of the notes issued in the June 2003 private placement for a like amount of the 10¼ percent senior secured notes, with substantially identical terms, which had been registered under the Securities Act of 1933. These notes are described in more detail below under "—Senior and Subordinated Notes."

We received net proceeds in the second quarter from the offering of the notes, after deducting underwriting discounts and commissions and our expenses, of $338 million. We used the net proceeds of the offering to repay outstanding amounts under our senior credit facility as follows: (i) first, to prepay $199 million on the term loan A due November 4, 2005, (ii) second, to prepay $52 million on the term loans B and C due November 4, 2007 and May 4, 2008, respectively, and (iii) third, to prepay outstanding borrowings of $87 million under the revolving credit portion of our senior credit facility.

In connection with issuing $350 million of 10¼ percent senior secured notes due July 15, 2013, we amended the senior credit facility for the fourth time effective May 29, 2003. The fourth amendment allowed us to incur debt secured by a second lien on our U.S. assets and to have that debt guaranteed by our major U.S. subsidiaries. The amendment also allowed us to use a portion of the proceeds from the new senior secured notes to repay outstanding borrowings under the revolving credit facility, without having to reduce the $450 million size of the revolving credit facility, and to prepay the term loans under the senior credit facility on a non pro-rata basis with the remaining net proceeds from the notes. In exchange for these amendments, we agreed to pay an aggregate sum of $1 million to consenting lenders. We also incurred legal, advisory and other costs related to the amendment process of $1 million. These costs were included in the capitalized debt issuance costs.

In December 2003, we amended and restated our senior credit facility and in connection therewith, we issued an additional $125 million of 10¼ percent senior secured notes in a private placement. We received $136 million of net proceeds from the offering of the additional $125 million of 10¼ percent senior secured notes, after deducting underwriting discounts and commissions and other expenses and including a 13 percent price premium over par. We also received $391 million in net proceeds from the new term loan B borrowings under the amended and restated senior credit facility, after deducting fees and other expenses. We used the combined net proceeds of $527 million to prepay the $514 million outstanding under term loans A, B and C under the senior credit facility immediately prior to the completion of the transaction. The remaining $13 million of net proceeds were used for general corporate purposes. In addition, we received $6 million of accrued interest on the new notes for the period from June 19 through December 12, 2003 that investors paid us and that we subsequently used to pay, on January 15, 2004, accrued interest on the notes from June 19, 2003.

We incurred $27 million in fees associated with the issuance of the aggregate $475 million of 10¼ percent senior secured notes and the amendment and restatement of our senior credit facility which will be amortized over the term of the senior secured notes and the amended and restated senior credit facility.

After giving effect to the use of the net proceeds from both the June and December transactions, we expect our annual interest expense will increase by approximately $20 million. In addition, we expensed approximately $12 million of existing deferred debt issuance costs as a result of retiring the term loans under the senior credit facility.

Our amended and restated senior credit facility consists of a seven-year, $400 million term loan B facility maturing in December 2010; a five-year, $220 million revolving credit facility maturing in December 2008; and a seven-year, $180 million tranche B letter of credit/revolving loan facility maturing in December 2010. Although the term loan facility and the tranche B letter of credit/revolving loan facility mature in 2010, the two facilities are subject to mandatory prepayment in full, and any letters of credit issued under the term loan B/revolving loan facility are subject to full cash collateralization, (a) on April 15, 2009, if by that date our senior subordinated notes are not refinanced or extended with a maturity not earlier than April 15, 2011, and (b) on the date which is six months prior to the date to which the senior subordinated notes have been refinanced or had their maturity extended, if our senior subordinated notes have been refinanced or had their maturity extended to a date prior to April 15, 2011. Quarterly principal repayment installments of $1 million on the term loan B facility will begin on March 31, 2004 and continue until December 31, 2009, then rise to $94 million each on March 31, June 30, and September 30 of 2010, with the remaining $94 million final principal repayment due on December 12, 2010. As of December 31, 2003, borrowings under the term loan B facility and the revolving credit facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 325 basis points; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 225 basis points. We also pay a commitment fee of 50 basis points on the unused portion of the revolving credit facility. Under the provisions of the senior credit facility agreement, the interest margins for borrowings under the revolving credit facility and fees paid on letters of credit issued under our revolving credit facility are subject to adjustment based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter beginning with the fourth quarter of 2004. The interest margins for borrowings under the term loan B facility will reduce by 25 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 4.0. Our senior secured credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

The new $180 million tranche B letter of credit/revolving loan facility is available for borrowings of revolving loans and to support letters of credit issued from time to time under the senior credit facility. On December 12, 2003, the tranche B letter of credit/revolving loan facility lenders deposited $180 million with the administrative agent, who will invest that amount in time deposits. Revolving loans can be drawn, repaid and reborrowed thereunder. Such revolving loans will be funded from such deposits and such repayments will be redeposited with the administrative agent. If a letter of credit is paid under this facility and not reimbursed in full by us, each participating lender's ratable share of the deposit will be applied automatically in satisfaction of the reimbursement obligation. We will not have an interest in any such funds on deposit, and we will not account for such funds as our indebtedness when deposited with the administrative agent until drawn by us as described below. Revolving loans borrowed under such facility will be funded with the funds on deposit in such accounts and accrue interest at a rate per annum equal to LIBOR plus 325 basis points. Letters of credit issued thereunder will accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility and a fronting fee for the ratable account of the issuers thereof at a per annum rate in an amount to be agreed upon payable monthly in arrears. The administrative agent will pay on a monthly basis to the lenders under the facility a return on their funds actually on deposit in such accounts in an amount equal to a per annum rate of monthly LIBOR (reset every business day during such monthly period) minus 10 basis points. We will be obligated to pay such lenders on a monthly basis a fee equal to the excess of (x) a per annum rate equal to monthly LIBOR (reset at the start of the applicable month) plus 325 basis points on the size of such facility (i.e., $180 million initially) over (y) the sum of (1) the amount of such return for such month, (2) the amount of interest accrued on such loans under such facility for such month and (3) the letter of credit fees (but not the fronting fees) accrued on such letters of credit under such facility for such month; provided, that except in certain circumstances, the aggregate amount of such interest and fees shall not exceed the amount determined pursuant to clause (x) above minus such return. The interest margins paid on revolving loans and the fees paid on letters of credit issued under the tranche B letter of credit/revolving loan facility will reduce by 25 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 4.0.

The tranche B letter of credit/revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit. We will not be liable for any losses to or misappropriation of any (i) return due to the administrative agent's failure to achieve the return described above or to pay all or any portion of such return to any lender under such facility or (ii) funds on deposit in such account by such lender (other than the obligation to repay funds released from such accounts and provided to us as revolving loans under such facility).

The amended and restated senior credit facility requires that we maintain financial ratios equal to or better than the following consolidated leverage ratios (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratios (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratios (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated. The financial ratios required under the amended senior credit facility and, in the case of the year ended December 31, 2003, the actual ratios we achieved are shown in the following tables:

	Quarter Ended							
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003	
	Req.	Act.	Req.	Act.	Req.	Act.	Req.	Act.
Leverage Ratio (maximum)	5.75	4.35	5.50	4.56	5.25	4.32	5.00	4.17
Interest Coverage Ratio (minimum)	1.65	2.31	1.75	2.33	1.80	2.54	1.95	3.04
Fixed Charge Coverage Ratio (minimum)	0.80	1.31	0.90	1.32	0.95	1.46	1.00	1.87

	Quarters Ending							
	March 31-June 30, 2004	September 30, 2004-June 30, 2005	September 30-December 31, 2005	March 31-December 31, 2006	March 31-December 31, 2007	March 31-December 31, 2008	March 31-December 31, 2009	March 31-December 31, 2010
	Req.	Req.	Req.	Req.	Req.	Req.	Req.	Req.
Leverage Ratio (maximum)	5.00	4.75	4.50	4.25	3.75	3.50	3.50	3.50
Interest Coverage Ratio (minimum)	2.00	2.00	2.00	2.10	2.20	2.35	2.50	2.75
Fixed Charge Coverage Ratio (minimum)	1.10	1.10	1.10	1.15	1.25	1.35	1.50	1.75

As part of the amendment and restatement, the terms of our senior credit facility were also revised to: (i) extend the period of time during which we can exclude up to $60 million of cash charges and expenses, before taxes, related to any cost reduction initiatives from the calculation of the financial covenant ratios by another two years through 2006; (ii) permit the refinancing of our senior subordinated notes and/or our 10¼ percent senior secured notes using the net cash proceeds from the issuance of similarly structured debt; (iii) permit the repurchase of our senior subordinated notes and/or our 10¼ percent senior secured notes using the net cash proceeds form the issuance of shares of common stock of Tenneco Automotive Inc.; and (iv) delete the mandatory prepayment of term loans from excess cash flow in 2003 and reduced the percentage of excess cash flow that must be used to prepay term loans in subsequent years from 75 percent to 50 percent.

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (i) incurring additional liens; (ii) sale and leaseback transactions (except for the permitted transactions described above); (iii) liquidations and dissolutions; (iv) incurring additional indebtedness or guarantees; (v) capital expenditures; (vi) dividends; (vii) mergers and consolidations; and (viii) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2003, we were in compliance with both the financial covenants (as indicated above) and operational restrictions of the facility.

Senior and Subordinated Notes. Our outstanding debt also includes $500 million of 11⅝ percent senior subordinated notes due October 15, 2009 in addition to the $475 million of 10¼ percent senior secured notes due July 15, 2013 described above. We can redeem some or all of the notes at any time after July 15, 2008, in the case of the senior secured notes, and October 15, 2004, in the case of the senior subordinated notes. If we sell certain of our assets or experience specified kinds of changes in control, we must offer to repurchase the notes. We are permitted to redeem up to 35 percent of the senior secured notes with the proceeds of certain equity offerings completed before July 15, 2006.

From time to time, we evaluate opportunities to refinance our senior and subordinated notes. For example, the 11⅝ percent senior subordinated notes are callable beginning in October 2004. We could refinance the senior subordinated notes with the cash proceeds of sales of new debt, debt securities or preferred stock convertible into common equity, or common stock, or through any combination thereof. The existing terms of our financing arrangements contemplate these types of refinancings and, accordingly, we could effect appropriate transactions without any further consent of our lenders. Any decision to refinance our current debt will be based upon the current economic conditions and the benefits to our company.

The senior subordinated debt and senior secured debt indentures both require that we, as a condition to incurring certain types of indebtedness not otherwise permitted, maintain an interest coverage ratio of not less than 2.25. We have not incurred any of the types of indebtedness not otherwise permitted by the indentures. The indentures also contain restrictions on our operations, including limitations on: (i) incurring additional indebtedness or liens; (ii) dividends; (iii) distributions and stock repurchases; (iv) investments; and (v) mergers and consolidations. Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. In addition, the senior secured notes and related guarantees are secured by second priority liens, subject to specified exceptions, on all of our and our subsidiary guarantors' assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our and our subsidiary guarantor's domestic subsidiaries is provided as collateral and no assets or capital stock of our direct or indirect foreign subsidiaries will secure the notes or guarantees. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us. As of December 31, 2003, we were in compliance with the covenants and restrictions of these indentures.

Accounts Receivable Securitization. In addition to our senior credit facility, senior secured notes and senior subordinated notes, we also sell some of our accounts receivable. In North America, we have an accounts receivable securitization program with a commercial bank. We sell original equipment and aftermarket receivables on a daily basis under this program. We had sold accounts receivable under this program of $36 million and $46 million at December 31, 2003 and 2002, respectively. This program is subject to cancellation prior to its maturity date if we were to (i) fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million, (ii) default on the financial covenant ratios under the senior credit facility, or (iii) fail to maintain certain financial ratios in connection with the accounts receivable securitization program. In January 2003, this program was amended to extend its term to January 31, 2005 and reduce the size of the program to $50 million. The program has since been amended to increase its size to $75 million with its termination date unchanged at January 31, 2005. We also sell some receivables in our European operations to regional banks in Europe. At December 31, 2003 we had sold $87 million of accounts receivable in Europe up from $55 million at December 31, 2002. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreements would increase. These accounts receivable securitization programs provide us with access to cash at costs that are generally favorable to alternative sources of financing, and allow us to reduce borrowings under our revolving credit agreements.

5. *Financial Instruments*

The carrying and estimated fair values of our financial instruments by class at December 31, 2003 and 2002, were as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions) Assets (Liabilities)			
Long-term debt (including current maturities)	$(1,418)	$(1,533)	$(1,314)	$(1,072)
Instruments with off-balance-sheet risk:				
Foreign currency contracts	—	1	—	1
Financial guarantees	—	—	—	—
Interest rate swaps	—	—	—	(4)

Asset and Liability Instruments

The fair value of cash and temporary cash investments, short and long-term receivables, accounts payable, and short-term debt was considered to be the same as or was not determined to be materially different from the carrying amount.

Long-term Debt — The fair value of fixed rate long-term debt was based on the market value of debt with similar maturities and interest rates.

Instruments With Off-Balance-Sheet Risk

Foreign Currency Contracts — Note 1, "Summary of Accounting Policies — Risk Management Activities" describes our use of and accounting for foreign currency exchange contracts. The following table summarizes by major currency the contractual amounts of foreign currency contracts we utilize:

	Notional Amount			
	December 31, 2003		December 31, 2002	
	Purchase	Sell	Purchase	Sell
	(Millions)			
Foreign currency contracts (in U.S.$):				
Australian dollars	$ 1	$ 29	$ 10	$ 36
British pounds	203	144	152	77
Canadian dollars	—	61	12	22
Czech Republic koruna	—	17	1	17
Danish kroner	15	80	7	65
European euro	74	—	19	2
Norwegian krone	6	—	5	—
Polish zloty	7	18	14	28
Swedish krona	33	20	10	4
U.S. dollars	105	74	49	29
Other	2	2	2	2
	$446	$445	$281	$282

We manage counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. Based on exchange rates at December 31, 2003 and 2002, the cost of replacing these contracts in the event of non-performance by the counterparties would not have been material.

Guarantees — We occasionally provide guarantees that could require us to make future payments in the event that the third party primary obligor does not make its required payments. We have not recorded a liability for any of these guarantees. The only third party guarantee we have made is the performance of lease obligations by a former affiliate. Our maximum liability under this guarantee was approximately $4 million at both December 31, 2003 and 2002, respectively. We have no recourse in the event of default by the former affiliate. However, we have not been required to make any payments under this guarantee.

Additionally, we have from time to time issued guarantees for the performance of obligations by some of our subsidiaries, and some of our subsidiaries have guaranteed our debt. All of our then existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee the $800 million senior secured credit facility, the $475 million senior secured notes and the $500 million senior subordinated notes on a joint and several basis. The arrangement for the senior secured credit facility is also secured by first-priority liens on substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries. The arrangement for the $475 million senior secured notes is also secured by second-priority liens on substantially all our domestic assets, excluding some of the stock of our domestic subsidiaries. This arrangement is not secured by any pledges of stock or assets of our foreign subsidiaries. You should also read Note 12 where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

We have issued guarantees through letters of credit in connection with some obligations of our affiliates. We have guaranteed through letters of credit support for local credit facilities, travel and procurement card programs, and cash management requirements for some of our subsidiaries totaling $41 million. We have also issued $17 million in letters of credit to support some of our subsidiaries' insurance arrangements. In addition, we have issued $3 million in guarantees through letters of credit to guarantee other obligations of subsidiaries primarily related to environmental remediation activities.

Interest Rate Swaps — Under the terms of our senior credit facility agreement, we hedged our exposure to floating interest rates by entering into floating to fixed interest rate swaps covering $300 million of our floating rate debt. The cost of replacing these contracts in the event of non-performance by the counterparties were not material. These hedges are effective, so we have not recognized in earnings any amounts related to the ineffectiveness of the interest rate swaps. No amounts were excluded from the assessment of hedge effectiveness. The amount reported in other comprehensive income for these interest rate swaps will be recognized in income over the remaining period of the swaps. The swaps expired in February 2003.

6. Income Taxes

The domestic and foreign components of our income before income taxes and minority interest are as follows:

	Years Ended December 31,		
	2003	2002	2001
		(Millions)	
U.S. loss before income taxes	$(40)	$(65)	$(173)
Foreign income before income taxes	67	93	95
Income (loss) before income taxes and minority interest	$ 27	$ 28	$ (78)

Following is a comparative analysis of the components of income tax expense:

	Years Ended December 31,		
	2003	2002	2001
		(Millions)	
Current —			
U.S.	$ —	$ 6	$(8)
State and local	2	7	(6)
Foreign	21	19	35
	23	32	21
Deferred —			
U.S.	(22)	(31)	16
Foreign, state, and other	(7)	(8)	14
	(29)	(39)	30
Income tax expense (benefit)	$ (6)	$ (7)	$51

Following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate (35 percent for all years presented) to the income tax expense reflected in the statements of income:

	Years Ended December 31,		
	2003	2002	2001
		(Millions)	
Tax expense (benefit) computed at the statutory U.S. federal income tax rate	$ 10	$10	$(18)
Increases (reductions) in income tax expense resulting from:			
Foreign income taxed at different rates and foreign losses with no tax benefit	14	3	2
Taxes on repatriation of dividends	—	(4)	66
State and local taxes on income, net of U.S. federal income tax benefit	1	1	(2)
Recognition of previously unbenefitted tax loss carryforwards	(1)	(1)	(1)
Tax amortization of goodwill	(2)	—	4
Income exempt from tax due to tax holidays	(8)	(4)	(6)
Nondeductible restructuring expenses	(5)	(6)	8
Foreign earnings subject to U.S. federal income tax	5	7	4
Adjustment of prior years taxes	(13)	(2)	—
Impact of Belgium rate reduction	—	(4)	—
Other	(7)	(7)	(6)
Income tax expense (benefit)	$ (6)	$(7)	$ 51

The components of our net deferred tax liability were as follows:

	December 31, 2003	December 31, 2002
	(Millions)	
Deferred tax assets —		
Tax loss carryforwards:		
U.S	$181	$171
State	21	20
Foreign	61	42
Postretirement benefits other than pensions	40	37
Pensions	57	42
Inventory reserves	11	(7)
Bad debts	5	4
Sales allowances	8	5
Investment tax credit benefits	9	0
Other	23	6
Valuation allowance	(53)	(45)
Net deferred tax asset	363	275
Deferred tax liabilities —		
Tax over book depreciation	163	163
Other	71	24
State taxes	9	4
Total deferred tax liability	243	191
Net deferred tax asset	$120	$ 84

Following is a reconciliation of deferred taxes to the deferred taxes shown in the balance sheet:

	December 31, 2003	December 31, 2002
	(Millions)	
Balance Sheet:		
Current portion — deferred tax asset	$ 63	$ 56
Non-current portion — deferred tax asset	189	141
Current portion — deferred tax liability shown in accrued taxes	(13)	(10)
Non-current portion — deferred tax liability	(119)	(103)
Net Deferred Tax Assets	$ 120	$ 84

As shown by the valuation allowance in the table above, we had potential tax benefits of $53 million and $45 million at December 31, 2003 and 2002, respectively, that we did not recognize in the statements of income (loss) when they were generated. These unrecognized tax benefits resulted primarily from foreign tax loss carryforwards that are available to reduce future foreign tax liabilities.

We have a U.S. Federal tax net operating loss carryforward ("NOL") at December 31, 2003, of $516 million, which will expire in varying amounts from 2018 to 2023. The federal tax effect of that NOL is $181 million, and is recorded as an asset on our balance sheet at December 31, 2003. We estimate, based on available evidence, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. That estimate is based upon our expectations regarding future taxable income of our U.S. operations and upon strategies available to accelerate usage of the NOL. Circumstances that could change that estimate include future U.S. earnings at lower than expected levels or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of December 31, 2003, we believe that there has been a significant change in our ownership, but not a majority change, in the last three years.

As of December 31, 2003, for foreign income tax purposes, we have $61 million of foreign tax NOLs. Of the $61 million of foreign tax NOLs, $34 million does not expire and the remainder will expire in varying amounts from 2004 to 2011.

We do not provide for U.S. income taxes on unremitted earnings of foreign subsidiaries as our present intention is to reinvest the unremitted earnings in our foreign operations. Unremitted earnings of foreign subsidiaries are approximately $337 million at December 31, 2003. We estimated that the amount of U.S. income taxes that would be accrued upon remittance of the assets that represent those unremitted earnings is $118 million.

We have tax sharing agreements with our former affiliates that allocate tax liabilities for prior periods.

7. Common Stock

We have authorized 135 million shares ($.01 par value) of common stock, of which 42,167,296 shares and 41,347,340 shares were issued at December 31, 2003 and 2002, respectively. We held 1,294,692 shares of treasury stock at both December 31, 2003 and 2002.

Reserved

The total number of shares of our common stock reserved at December 31, 2003 and 2002, were as follows:

	December 31,	
Original Issue Shares	**2003**	**2002**
Tenneco Automotive Inc. Stock Ownership Plan (stock award plan)*	3,108,994	3,438,105
Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (stock award plan)	3,827,256	2,000,000
	6,936,250	5,438,105
Treasury Stock		
Tenneco Automotive Inc. Supplemental Stock Ownership Plan (stock award plan)*	696,500	1,013,601
	696,500	1,013,601

* These plans expired as to new awards on December 31, 2001.

Stock Plans

Tenneco Automotive Inc. 2002 Long-Term Incentive Plan and Other Equity Plans — In December 1996, we adopted the 1996 Stock Ownership Plan, which permitted the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights ("SARs"), and stock options to our directors, officers, and employees. The plan, which terminated as to new awards on December 31, 2001, was renamed the "Tenneco Automotive Inc. Stock Ownership Plan." In December 1999, we adopted the Tenneco Automotive Inc. Supplemental Stock Ownership Plan, which permitted the granting of a variety of similar awards to our directors, officers and employees. We were authorized to deliver up to about 1.1 million treasury shares of common stock under the Supplemental Stock Ownership Plan, which also terminated as to new awards on December 31, 2001. In March 2002, we adopted the Tenneco Automotive Inc. 2002 Long-Term Incentive Plan which permits the granting of a variety of similar awards to our officers, directors and employees. Up to 4 million shares of our common stock have been authorized for delivery under the 2002 Long-Term Incentive Plan, of which 172,744 has been delivered.

Restricted Stock/Units, Performance Units, and Stock Equivalent Units — We have granted restricted stock and restricted units to certain key employees. These awards generally require, among other things, that the employee remains our employee during the restriction period. We have also granted performance units to certain key employees that are payable in common stock at the end of a three year performance period after the date of grant based on the attainment of specified performance goals for the three years. We have also granted stock equivalent units to certain key employees that are payable in cash annually at the then current market price of our common stock based on the attainment of specified performance goals. During 2003, 2002, and 2001, we granted 1,111,543, 285,822, and 360,710 shares and units, respectively, with a weighted average fair value based on the price of our common stock on the grant date of $3.79, $3.20, and $3.37 per share, respectively. At December 31, 2003, 132,000 restricted shares at an average price of $3.74 per share, and 862,461 stock equivalent units at an average price of $3.80 per unit were outstanding.

We have granted performance units to certain members of the Board of Directors who are not also an employee of the company. We also granted restricted stock to certain directors in satisfaction of residual obligations under the discontinued retirement plan for directors. During 2003, no performance units for non-employee directors were issued under this program. During 2002 and 2001, 7,000 and 8,000 performance units, respectively, were issued under this program at a weighted average fair value of our stock on the grant date of $3.90 and $3.66 per share, respectively. During 2003, 4,164 restricted shares were issued under this program to a non-employee director at the weighted average fair value of our stock on the grant date of $3.77 per share. During 2002, 3,949 restricted shares were issued under this program at a weighted average fair value of our stock on the grant date of $3.90. At December 31, 2003, 14,741 restricted shares and 15,000 performance units at an average price of $4.20 and $3.77, respectively, per unit were outstanding under this program.

We recognized after-tax stock based compensation expense in 2003 of $4 million, in 2002 of $4 million, and in 2001 of $2 million.

Employee Stock Ownership Plans (401(k) Plans) — We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans, participants may elect to defer up to 50 percent of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. Through December 31, 2001, we matched qualified contributions with a contribution of 75 percent of each employee's contribution up to 8 percent of the employee's salary. Beginning January 1, 2002, this match was reduced to 50 percent of each employee's contribution up to 8 percent of the employee's salary. These matching contributions were made in company stock and approximated $10 million (representing 3.7 million common shares) for the year ended December 31, 2001. These matching contributions were made in cash starting January 1, 2002 and approximated $6 million and $7 million for the years ended December 31, 2003 and 2002, respectively. All contributions vest immediately.

Stock Options — The following table reflects the status and activity for all options to purchase common stock we have issued for the periods indicated:

Stock Options	2003 Shares Under Option	2003 Weighted Avg. Exercise Prices	2002 Shares Under Option	2002 Weighted Avg. Exercise Prices	2001 Shares Under Option	2001 Weighted Avg. Exercise Prices
Outstanding, beginning of year	5,991,048	$6.66	5,923,743	$6.68	2,752,945	$12.59
Granted	1,489,521	3.76	182,801	4.51	3,527,250	2.13
Cancelled	(488,576)	5.00	(87,270)	4.70	(356,452)	7.30
Exercised	(285,735)	2.10	(28,226)	3.26	—	—
Outstanding, end of year	6,706,258	6.33	5,991,048	6.66	5,923,743	6.68
Options exercisable at end of year	4,391,900	$8.01	3,577,152	$9.48	1,979,399	$14.06
Weighted average fair value of options granted during the year		$2.19		$2.71		$ 1.33

The following table reflects summarized information about stock options outstanding at December 31, 2003:

Range of Exercise Price	Options Outstanding: Number Outstanding at 12/31/03	Options Outstanding: Weighted Avg. Remaining Contractual Life	Options Outstanding: Weighted Avg. Exercise Price	Options Exercisable: Weighted Number Exercisable at 12/31/03	Options Exercisable: Avg. Exercise Price
$ 1.57 – $ 8.00	4,416,711	8.1 years	$ 2.68	2,102,353	$ 2.18
$ 8.01 – $14.00	1,550,895	5.9 years	8.58	1,550,895	8.58
$14.01 – $21.00	102,029	12.7 years	19.54	102,029	19.54
$21.01 – $27.00	636,623	3.3 years	24.03	636,623	24.03
	6,706,258			4,391,900	

Rights Plan

On September 9, 1998, we adopted a Rights Plan and established an independent Board committee to review it every three years. The Rights Plan was adopted to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of us in a transaction that is not in the best interests of our shareholders. Generally, under the Rights Plan, as it has been amended, if a person becomes the beneficial owner of 15 percent or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, a number of shares of our common stock or, under certain circumstances, of the acquiring person's common stock, having a market value of twice the right's exercise price. Rights held by the 15 percent or more holders will become void and will not be exercisable.

In March 2000, we amended the Rights Plan to (i) reduce from 20 percent to 15 percent the level of beneficial ownership at which the rights became exercisable, as described above, and (ii) eliminate the "qualified offer" terms of the plan. These terms provided that the rights would not become exercisable in connection with a "qualified offer," which was defined as an all-cash tender offer for all outstanding common stock that was fully financed, remained open for a period of at least 60 business days, resulted in the offeror owning at least 85 percent of our common stock after consummation of the offer, assured a prompt second-step acquisition of shares not purchased in the initial offer, at the same price as the initial offer, and met certain other requirements.

In connection with the adoption of the Rights Plan, our Board of Directors also adopted a three-year independent director evaluation ("TIDE") mechanism. Under the TIDE mechanism, an independent Board committee will review, on an ongoing basis, the Rights Plan and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Rights Plan. The independent committee will report to our Board at least every three years as to whether the Rights Plan continues to be in the best interests of our shareholders.

Dividend Reinvestment and Stock Purchase Plan

Under the Tenneco Automotive Inc. Dividend Reinvestment and Stock Purchase Plan, holders of our common stock may apply cash dividends, if any, and optional cash investments to the purchase of additional shares of our common stock. We have not paid dividends on our common stock since fourth quarter of 2000.

Earnings Per Share

Earnings (loss) per share of common stock outstanding were computed as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Millions Except Share and Per Share Amounts)		
Basic earnings (loss) per share —			
Income (loss) before cumulative effect of change in accounting principle	$ 27	$ 31	$ (130)
Average shares of common stock outstanding	40,426,136	39,795,481	37,779,837
Earnings (loss) per average share of common stock before cumulative effect of change in accounting principle	$ 0.67	$ 0.78	$ (3.43)
Diluted earnings (loss) per share —			
Income (loss) before cumulative effect of change in accounting principle	$ 27	$ 31	$ (130)
Average shares of common stock outstanding	40,426,136	39,795,481	37,779,837
Effect of dilutive securities:			
Restricted stock	67,462	117,578	—
Stock options	1,274,361	1,302,410	61,715
Performance shares	—	452,346	159,696
Average shares of common stock outstanding including dilutive securities	41,767,959	41,667,815	38,001,248
Earnings (loss) per average share of common stock before cumulative effect of change in accounting principle	$ 0.65	$ 0.74	$ (3.43)

Options to purchase 2,367,094, 2,551,872, and 3,322,083 shares of common stock were outstanding at December 31, 2003, 2002, and 2001, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares on such dates.

8. Preferred Stock

We had 50 million shares of preferred stock ($.01 par value) authorized at December 31, 2003 and 2002. No shares of preferred stock were outstanding at those dates. We have designated and reserved 2 million shares of the preferred stock as junior preferred stock for the Rights Plan.

9. Pension Plans and Other Postretirement Benefits

We have various defined benefit pension plans that cover substantially all of our employees. The measurement date used to determine measurement of the majority of our pension plan assets and benefit obligations is September 30th. Benefits are based on years of service and, for most salaried employees, on final average compensation. Our funding policy is to contribute to the plans amounts necessary to satisfy the funding requirement of applicable federal or foreign laws and regulations. Domestic pension plan assets were invested in the following classes of securities:

	Percentage of Fair Market Value	
	September 30, 2003	September 30, 2002
Equity securities	70%	66%
Debt securities	26%	34%
Other	4%	—%

Our investment policy is to invest more heavily in equity securities rather than debt securities.

Targeted pension plan allocations are 70 percent in equity securities and 30 percent in debt securities, with acceptable tolerance levels of plus or minus five percent within each category.

Our approach to determining expected return on plan asset assumptions evaluates both historical returns as well as estimates of future returns, and adjusts for any expected changes in the long term outlook for the equity and fixed income markets.

A summary of the change in benefit obligation, the change in plan assets, the development of net amount recognized, and the amounts recognized in the balance sheets for the pension plans and postretirement benefit plans follows:

	Pension		Postretirement	
	2003	2002	2003	2002
	(Millions)			
Change in benefit obligation:				
Benefit obligation at September 30 of the previous year	$ 409	$ 348	$ 155	$ 137
Currency rate conversion	25	14	—	—
Curtailment	—	(1)	—	—
Service cost	16	14	4	4
Interest cost	28	24	9	10
Plan amendments/new salaried plan	6	1	(59)	(12)
Actuarial loss	34	27	22	27
Benefits paid	(19)	(18)	(13)	(12)
Participants' contributions	—	—	1	1
Benefit obligation at September 30	$ 499	$ 409	$ 119	$ 155
Change in plan assets:				
Fair value at September 30 of the previous year	$ 224	$ 235	$ —	$ —
Currency rate conversion	14	9	—	—
Curtailment	—	(1)	—	—
Actual return on plan assets	35	(21)	—	—
Employer contributions	24	19	12	11
Participants' contributions	1	1	1	1
Benefits paid	(19)	(18)	(13)	(12)
Fair value at September 30	$ 279	$ 224	$ —	$ —
Development of net amount recognized:				
Funded status at September 30	$(220)	$(185)	$(119)	$(155)
Contributions during the fourth quarter	5	3	3	3
Unrecognized cost:				
Actuarial loss	191	156	94	78
Prior service cost	38	35	(78)	(24)
Transition asset	(2)	(2)	—	—
Net amount recognized at December 31	$ 12	$ 7	$(100)	$ (98)
Amounts recognized in the balance sheets:				
Prepaid benefit cost	$ 9	$ 17	$ —	$ —
Accrued benefit cost	(176)	(154)	(100)	(98)
Intangible asset	22	16	—	—
Accumulated other comprehensive income	157	128	—	—
Net amount recognized	$ 12	$ 7	$(100)	$ (98)

Notes: Assets of one plan may not be utilized to pay benefits of other plans. Additionally, the prepaid (accrued) pension cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

Net periodic pension costs (income) for the years 2003, 2002, and 2001, consist of the following components:

	2003	2002	2001
		(Millions)	
Service cost — benefits earned during the year	$ 16	$ 14	$ 13
Interest on prior year's projected benefit obligation	28	24	22
Expected return on plan assets	(28)	(28)	(25)
Curtailment gain	—	—	(1)
Net amortization:			
Actuarial loss	2	1	—
Prior service cost	4	3	3
Net pension costs	$ 22	$ 14	$ 12
Other comprehensive income (loss)	$ 29	$ 61	$ 64

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for all pension plans with accumulated benefit obligations in excess of plan assets at September 30, 2003 and 2002 were as follows:

	September 30,	
	2003	2002
	(Millions)	
Projected benefit obligation	$482	$383
Accumulated benefit obligation	438	341
Fair value of plan assets	263	194

The following assumptions were used in the accounting for the plans for the years of 2003, 2002, and 2001:

Weighted-average assumptions used to determine benefit obligations	2003	2002	
Discount rate	6.1%	6.5%	
Rate of compensation increase	4.3%	4.2%	
Weighted-average assumptions used to determine net periodic benefit cost	2003	2002	2001
Discount rate	6.5%	6.9%	7.3%
Expected long-term return on plan assets	8.4%	8.4%	9.4%
Rate of compensation increase	4.2%	4.3%	4.3%

We made contributions of $26 million to these pension plans during 2003. Based on current actuarial estimates, we believe we will be required to make contributions of $28 million to $35 million to those plans during 2004. Pension contributions beyond 2004 will be required, but those amounts will vary based upon many factors, including the performance of our pension fund investments during 2004.

We have postretirement health care and life insurance plans that cover a majority of our domestic employees. For salaried employees, the plans cover our employees retiring on or after attaining age 55 who have had at least 10 years of service with us after attaining age 45. For hourly employees, the postretirement benefit plans generally cover employees who retire according to one of our hourly employee retirement plans. All of these benefits may be subject to deductibles, copayment provisions, and other limitations, and we have reserved the right to change these benefits. Our postretirement healthcare and life insurance plans are not funded. The measurement date used to determine postretirement benefit obligations is September 30th.

Net periodic postretirement benefit cost for the years 2003, 2002, and 2001, consists of the following components:

	2003	2002	2001
		(Millions)	
Service cost — benefits earned during the year	$ 4	$ 4	$ 3
Interest on accumulated postretirement benefit obligation	9	10	8
Net amortization:			
Actuarial loss	5	3	1
Prior service cost	(4)	(1)	(2)
Curtailment gain	—	—	(2)
Net periodic postretirement benefit cost	$14	$16	$ 8

The weighted average assumed health care cost trend rate used in determining the 2003 accumulated postretirement benefit obligation was 10 percent, declining to 5 percent by 2009. In 2002 and 2001 the health care cost trend rate was 9 percent and 10 percent, respectively.

The following assumptions were used in the accounting for postretirement cost for the years of 2003, 2002 and 2001:

Weighted-average assumptions used to determine benefit obligations	2003	2002	
Discount rate	6.5%	7.0%	
Rate of compensation increase	4.5%	4.5%	
Weighted-average assumptions used to determine net periodic benefit cost	2003	2002	2001
Discount rate	7.0%	7.3%	8.0%
Rate of compensation increase	4.5%	4.5%	4.5%

The effect of a one-percentage-point increase or decrease in the assumed health care cost trend rates on total service cost and interest and the post retirement benefit obligation are as follows:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(Millions)	
Effect on total of service cost and interest cost	$1	$(1)
Effect on postretirement benefit obligation	9	(8)

Based on current actuarial estimates, we believe we will be required to make postretirement contributions of approximately $6 million during 2004.

On September 1, 2003, we changed our retiree medical benefits program to provide participating retirees with continued access to group health coverage while reducing our subsidization of the program. This negative plan amendment will be amortized over the average remaining service life to retirement eligibility of active plan participants as a reduction of service cost beginning September 1, 2003.

10. Segment and Geographic Area Information

We are a global manufacturer with two geographic reportable segments: North America and Europe. Each segment manufactures and distributes ride control and emission control products primarily for the automotive industry. We have not aggregated individual operating segments within these reportable segments. The accounting policies of the segments are the same as described in Note 1, "Summary of Accounting Policies." We evaluate segment performance based primarily on income before interest expense, income taxes, and minority interest. Products are transferred between segments and geographic areas on a basis intended to reflect as nearly as possible the "market value" of the products. Segment results for 2003, 2002, and 2001 are as follows:

	Segment				
	North America	Europe	Other	Reclass & Elims	Consolidated
			(Millions)		
At December 31, 2003, and for the Year Then Ended					
Revenues from external customers	$1,880	$1,443	$443	$ —	$3,766
Intersegment revenues	7	37	14	(58)	—
Interest income	—	2	2	—	4
Depreciation and amortization	81	59	23	—	163
Income before interest, income taxes, and minority interest	131	14	31	—	176
Cumulative effect of change in accounting principle	—	—	—	—	—
Total assets	749	1,078	876	92	2,795
Investment in affiliated companies	—	1	5	—	6
Capital expenditures	54	58	18	—	130
Noncash items other than depreciation and amortization	(5)	(4)	21	—	12
At December 31, 2002, and for the Year Then Ended					
Revenues from external customers	$1,898	$1,221	$340	$ —	$3,459
Intersegment revenues	8	33	12	(53)	—
Interest income	—	1	1	—	2
Depreciation and amortization	78	43	23	—	144
Income before interest, income taxes, and minority interest	129	18	22	—	169
Cumulative effect of change in accounting principle	192	26	—	—	218
Total assets	795	984	623	102	2,504
Investment in affiliated companies	—	1	7	—	8
Capital expenditures	66	56	16	—	138
Noncash items other than depreciation and amortization	4	(9)	(4)	—	(9)
At December 31, 2001, and for the Year Then Ended					
Revenues from external customers	$1,790	$1,266	$308	$ —	$3,364
Intersegment revenues	9	39	10	(58)	—
Interest income	—	1	2	—	3
Depreciation and amortization	91	38	24	—	153
Income before interest, income taxes, and minority interest	52	23	17	—	92
Cumulative effect of change in accounting principle	—	—	—	—	—
Total assets	1,072	893	614	102	2,681
Investment in affiliated companies	—	1	9	—	10
Capital expenditures	50	64	13	—	127
Noncash items other than depreciation and amortization	12	(11)	(13)	—	(12)

The following table shows information relating to our external customer revenues for each product or each group of similar products:

	Net Sales and Operating Revenues Year Ended December 31,		
	2003	2002	2001
		(Millions)	
Emission Control Systems & Products			
Aftermarket	$ 350	$ 359	$ 387
Original equipment market	2,037	1,880	1,805
	2,387	2,239	2,192
Ride Control Systems & Products			
Aftermarket	579	549	548
Original equipment market	800	671	624
	1,379	1,220	1,172
Total	$3,766	$3,459	$3,364

During 2003, sales to four major customers comprised approximately 18.9 percent, 13.9 percent, 11.0 percent and 8.8 percent of consolidated net sales and operating revenues. During 2002, sales to four major customers comprised approximately 19.8 percent, 13.3 percent, 10.1 percent and 10.1 percent of consolidated net sales and operating revenues. During 2001, sales to four major customers comprised approximately 19.6 percent, 10.9 percent, 10.6 percent and 10.4 percent of consolidated net sales and operating revenues.

	Geographic Area				
	United States	Germany	Other Foreign(a)	Reclass & Elims	Consolidated
			(Millions)		
At December 31, 2003, and for the Year Then Ended					
Revenues from external customers(b)	$1,818	$467	$1,481	$ —	$3,766
Long-lived assets(c)	428	142	731	—	1,301
Total assets	1,198	282	1,375	(60)	2,795
At December 31, 2002, and for the Year Then Ended					
Revenues from external customers(b)	$1,544	$443	$1,472	$ —	$3,459
Long-lived assets(c)	487	112	625	—	1,224
Total assets	1,122	240	1,200	(58)	2,504
At December 31, 2001, and for the Year Then Ended					
Revenues from external customers(b)	$1,409	$475	$1,480	$ —	$3,364
Long-lived assets(c)	518	84	419	—	1,021
Total assets	1,353	216	1,179	(67)	2,681

Notes: (a) Revenues from external customers and long-lived assets for individual foreign countries other than Germany are not material.

(b) Revenues are attributed to countries based on location of the seller.

(c) Long-lived assets include all long-term assets except goodwill, intangibles, and deferred tax assets.

11. Commitments and Contingencies

Capital Commitments

We estimate that expenditures aggregating approximately $60 million will be required after December 31, 2003 to complete facilities and projects authorized at such date, and we have made substantial commitments in connection with these facilities and projects.

Lease Commitments

We have long-term leases for certain facilities, equipment, and other assets. The minimum lease payments under non-cancelable leases with lease terms in excess of one year are:

	2004	2005	2006	2007	2008	Subsequent Years
			(Millions)			
Operating Leases	$17	$14	$11	$11	$3	$6
Capital Leases	$ 3	$ 3	$ 3	$ 3	$3	$5

Total rental expense for the year 2003, 2002, and 2001 was $33 million, $33 million, and $30 million respectively.

Contingencies

During the second quarter of 2002, we reached an agreement with an OE customer to recover our investment in development costs and related equipment, as well as amounts owed to some of our suppliers, for a platform cancelled by the customer. We collected $30 million, net of the amounts we owed to suppliers, during the second quarter pursuant to this agreement. The agreement had no effect on our results of operations.

Litigation

We also from time to time are involved in legal proceedings or claims that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. For example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues. This dispute involves a court-mandated bidding process, which could result in a non-cash charge to earnings if we are required to sell our interest in the joint venture on unfavorable terms. As another example, we recently identified our failure to file certain reports under an automotive industry regulation and, although we have now made the required filings, this failure could subject us to a response, including fines or penalties, from the appropriate agency. We will continue to vigorously defend ourselves against all of these claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. On the other hand, we are experiencing an increasing number of these claims, likely due to bankruptcies of major asbestos manufacturers. We vigorously defend ourselves against these claims as part of our ordinary course of business. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

Product Warranties

We provide warranties on some of our products. The warranty terms vary but range from one year up to limited lifetime warranties on some of our premium aftermarket products. Provisions for estimated expenses related to product warranty are made at the time products are sold or when specific warranty issues are identified on OE products. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. We actively study trends of warranty claims and take action to improve product quality and minimize warranty claims. We believe that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. The reserve is included in both long-term and short-term liabilities on the balance sheet.

Below is a table that shows the activity in the warranty accrual accounts:

	Years Ended December 31,		
	2003	2002	2001
	(Millions)		
Beginning Balance	$ 21	$ 19	$ 16
Accruals related to product warranties	13	15	18
Reductions for payments made	(16)	(13)	(15)
Ending Balance	$ 18	$ 21	$ 19

Environmental Matters

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experiences and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed or reliably determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

As of December 31, 2003, we are designated as a potentially responsible party in three Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $12 million. For each of the Superfund sites and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 related to on-site remediation activities and $5 million in the first quarter of 2001 following evaluation of needed off-site remediation activities. However, after further investigation of alternative remediation technologies, we were able to identify a more efficient technology and therefore reduced the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

12. Supplemental Guarantor Condensed Consolidating Financial Statements

Basis of Presentation

Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries (which are referred to as the Guarantor Subsidiaries) fully and unconditionally guarantee our senior subordinated notes due in 2009 and our senior secured notes due 2013 on a joint and several basis. You should also read Note 5, "Financial Instruments" for further discussion of the notes and related guarantee. We have not presented separate financial statements and other disclosures concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to the holders of the notes. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

These condensed consolidating financial statements are presented on the equity method. Under this method, our investments are recorded at cost and adjusted for our ownership share of a subsidiary's cumulative results of operations, capital contributions and distributions, and other equity changes. You should read the condensed consolidating financial statements of the Guarantor Subsidiaries in connection with our consolidated financial statements and related notes of which this note is an integral part.

Distributions

There are no significant restrictions on the ability of the Guarantor Subsidiaries to make distributions to us.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,810	$1,956	$ —	$ —	$3,766
Affiliated companies	53	328	—	(381)	—
	1,863	2,284	—	(381)	3,766
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,442	1,933	—	(381)	2,994
Engineering, research, and development	27	40	—	—	67
Selling, general, and administrative	178	186	—	—	364
Depreciation and amortization of other intangibles	72	91	—	—	163
Amortization of goodwill	—	—	—	—	—
	1,719	2,250	—	(381)	3,588
Other income (expense)					
Gain (loss) on sale of assets	—	—	—	—	—
Loss on sale of receivables	—	(2)	—	—	(2)
Other income (loss)	(10)	12	37	(39)	—
	(10)	10	37	(39)	(2)
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	134	44	37	(39)	176
Interest expense —					
External (net of interest capitalized)	(1)	6	144	—	149
Affiliated companies (net of interest income)	83	(3)	(80)	—	—
Income tax expense (benefit)	(143)	24	60	53	(6)
Minority interest	—	6	—	—	6
	195	11	(87)	(92)	27
Equity in net income (loss) from affiliated companies	26	(2)	114	(138)	—
Income (loss) before cumulative effect of change in accounting principle	221	9	27	(230)	27
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—
Net income (loss)	$ 221	$ 9	$ 27	$(230)	$ 27

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2002				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,544	$1,915	$ —	$ —	$3,459
Affiliated companies	48	82	—	(130)	—
	1,592	1,997	—	(130)	3,459
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,218	1,647	—	(130)	2,735
Engineering, research, and development	20	47	—	—	67
Selling, general, and administrative	196	155	—	—	351
Depreciation and amortization of other intangibles	72	72	—	—	144
Amortization of goodwill	—	—	—	—	—
	1,506	1,921	—	(130)	3,297
Other income (expense)					
Gain (loss) on sale of assets	(1)	11	—	—	10
Loss on sale of receivables	(2)	—	—	—	(2)
Other income (loss)	95	(14)	98	(180)	(1)
	92	(3)	98	(180)	7
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	178	73	98	(180)	169
Interest expense —					
External (net of interest capitalized)	(1)	3	139	—	141
Affiliated companies (net of interest income)	72	4	(76)	—	—
Income tax expense (benefit)	(8)	23	(22)	—	(7)
Minority interest	—	4	—	—	4
	115	39	57	(180)	31
Equity in net income (loss) from affiliated companies	35	(2)	(244)	211	—
Income (loss) before cumulative effect of change in accounting principle	150	37	(187)	31	31
Cumulative effect of change in accounting principle, net of income tax	(171)	(47)	—	—	(218)
Net income (loss)	$ (21)	$ (10)	$(187)	$ 31	$ (187)

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2001				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,409	$1,955	$ —	$ —	$3,364
Affiliated companies	54	60	—	(114)	—
	1,463	2,015	—	(114)	3,364
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,155	1,658	—	(114)	2,699
Engineering, research, and development	23	44	—	—	67
Selling, general, and administrative	204	149	—	—	353
Depreciation and amortization of other intangibles	73	64	—	—	137
Amortization of goodwill	9	7	—	—	16
	1,464	1,922	—	(114)	3,272
Other income (expense)					
Gain (loss) on sale of assets	2	1	—	—	3
Loss on sale of receivables	(5)	—	—	—	(5)
Other income (loss)	26	(24)	—	—	2
	23	(23)	—	—	—
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	22	70	—	—	92
Interest expense —					
External (net of interest capitalized)	(1)	8	163	—	170
Affiliated companies (net of interest income)	104	2	(106)	—	—
Income tax expense (benefit)	45	25	(19)	—	51
Minority interest	—	1	—	—	1
	(126)	34	(38)	—	(130)
Equity in net income (loss) from affiliated companies	18	(1)	(92)	75	—
Income (loss) before cumulative effect of change in accounting principle	(108)	33	(130)	75	(130)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—
Net income (loss)	$ (108)	$ 33	$(130)	$ 75	$ (130)

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

BALANCE SHEET

	December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 70	$ 75	$ —	$ —	$ 145
Receivables, net	136	449	19	(162)	442
Inventories	89	254	—	—	343
Deferred income taxes	85	9	—	(31)	63
Prepayments and other	40	72	—	—	112
	420	859	19	(193)	1,105
Other assets:					
Investment in affiliated companies	331	4	2,105	(2,440)	—
Notes and advances receivable from affiliates	2,741	33	3,243	(6,017)	—
Long-term notes receivable, net	2	19	—	—	21
Goodwill	136	57	—	—	193
Intangibles, net	14	11	—	—	25
Deferred income taxes	124	—	78	(13)	189
Pension assets	(14)	20	—	—	6
Other	39	70	36	—	145
	3,373	214	5,462	(8,470)	579
Plant, property, and equipment, at cost	877	1,426	—	—	2,303
Less — Reserves for depreciation and amortization	511	681	—	—	1,192
	366	745	—	—	1,111
	$4,159	$1,818	$5,481	$(8,663)	$2,795
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term debt (including current maturities of long-term debt)					
Short-term debt — non-affiliated	$ —	$ 16	$ 4	$ —	$ 20
Short-term debt — affiliated	—	123	10	(133)	—
Trade payables	184	464	—	(27)	621
Accrued taxes	—	32	17	(30)	19
Other	100	94	40	(1)	233
	284	729	71	(191)	893
Long-term debt-non-affiliated	—	17	1,393	—	1,410
Long-term debt-affiliated	2,063	—	3,959	(6,022)	—
Deferred income taxes	92	40	1	(14)	119
Postretirement benefits and other liabilities	196	91	(1)	6	292
Commitments and contingencies					
Minority interest	—	23	—	—	23
Shareholders' equity	1,524	918	58	(2,442)	58
	$4,159	$1,818	$5,481	$(8,663)	$2,795

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

BALANCE SHEET

	December 31, 2002				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 2	$ 52	$ —	$ —	$ 54
Receivables, net	187	282	19	(79)	409
Inventories	108	244	—	—	352
Deferred income taxes	47	9	64	(64)	56
Prepayments and other	41	54	—	—	95
	385	641	83	(143)	966
Other assets:					
Investment in affiliated companies	200	—	1,854	(2,054)	—
Notes and advances receivable from affiliates	2,644	1	3,264	(5,909)	—
Long-term notes receivable, net	3	11	—	—	14
Goodwill	135	50	—	—	185
Intangibles, net	15	5	—	—	20
Deferred income taxes	135	6	78	(78)	141
Pension assets	10	7	—	—	17
Other	47	63	25	—	135
	3,189	143	5,221	(8,041)	512
Plant, property, and equipment, at cost	855	1,156	—	—	2,011
Less — Reserves for depreciation and amortization	467	518	—	—	985
	388	638	—	—	1,026
	$3,962	$1,422	$5,304	$(8,184)	$2,504
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term debt (including current maturities of long-term debt)					
Short-term debt — non-affiliated	$ —	$ 14	$ 214	$ —	$ 228
Short-term debt — affiliated	4	1	10	(15)	—
Trade payables	153	411	—	(59)	505
Accrued taxes	79	25	—	(64)	40
Other	130	92	25	(4)	243
	366	543	249	(142)	1,016
Long-term debt-non-affiliated	—	16	1,201	—	1,217
Long-term debt-affiliated	1,934	26	3,949	(5,909)	—
Deferred income taxes	128	53	—	(78)	103
Postretirement benefits and other liabilities	174	64	(1)	6	243
Commitments and contingencies					
Minority interest	—	19	—	—	19
Shareholders' equity	1,360	701	(94)	(2,061)	(94)
	$3,962	$1,422	$5,304	$(8,184)	$2,504

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$ 259	$204	$(182)	$—	$ 281
Investing Activities					
Net proceeds from the sale of fixed assets	1	7	—	—	8
Expenditures for plant, property, and equipment	(44)	(86)	—	—	(130)
Investments and other	—	(5)	—	—	(5)
Net cash used by investing activities	(43)	(84)	—	—	(127)
Financing Activities					
Issuance of common and treasury shares	—	—	—	—	—
Proceeds from capital contributions	—	—	1	—	1
Issuance of long-term debt	—	—	891	—	891
Debt issuance cost on long-term debt	—	—	(27)	—	(27)
Retirement of long-term debt	—	(3)	(788)	—	(791)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(1)	(120)	—	(121)
Intercompany dividends and net increase (decrease) in intercompany obligations	(148)	(77)	225	—	—
Other	—	(2)	—	—	(2)
Net cash provided (used) by financing activities	(148)	(83)	182	—	(49)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(14)	—	—	(14)
Increase (decrease) in cash and cash equivalents	68	23	—	—	91
Cash and cash equivalents, January 1	2	52	—	—	54
Cash and cash equivalents, December 31 (Note)	$ 70	$ 75	$ —	$—	$ 145

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2002				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$300	$ 7	$(119)	$—	$ 188
Investing Activities					
Net proceeds from the sale of fixed assets	—	24	—	—	24
Expenditures for plant, property, and equipment	(55)	(83)	—	—	(138)
Investments and other	19	(12)	—	—	7
Net cash used by investing activities	(36)	(71)	—	—	(107)
Financing Activities					
Issuance of common and treasury shares	—	—	—	—	—
Proceeds from capital contributions	—	—	—	—	—
Issuance of long-term debt	—	3	—	—	3
Debt issuance cost on long-term debt	—	—	—	—	—
Retirement of long-term debt	—	(2)	(121)	—	(123)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(5)	52	—	47
Intercompany dividends and net increase (decrease) in intercompany obligations	(264)	76	188	—	—
Other	—	—	—	—	—
Net cash provided (used) by financing activities	(264)	72	119	—	(73)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(7)	—	—	(7)
Increase (decrease) in cash and cash equivalents	—	1	—	—	1
Cash and cash equivalents, January 1	2	51	—	—	53
Cash and cash equivalents, December 31 (Note)	$ 2	$ 52	$ —	$—	$ 54

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$46	$115	$(20)	$—	$ 141
Investing Activities					
Net proceeds from the sale of fixed assets	4	7	—	—	11
Expenditures for plant, property, and equipment	(37)	(90)	—	—	(127)
Investments and other	(8)	(2)	—	—	(10)
Net cash used by investing activities	(41)	(85)	—	—	(126)
Financing Activities					
Issuance of common and treasury shares	—	—	10	—	10
Proceeds from capital contributions	—	—	—	—	—
Issuance of long-term debt	—	—	—	—	—
Debt issuance cost on long-term debt	—	—	—	—	—
Retirement of long-term debt	—	(4)	(53)	—	(57)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(7)	56	—	49
Intercompany dividends and net increase (decrease) in intercompany obligations	(11)	5	6	—	—
Other	—	—	1	—	1
Net cash provided (used) by financing activities	(11)	(6)	20	—	3
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—	—
Increase (decrease) in cash and cash equivalents	(6)	24	—	—	18
Cash and cash equivalents, January 1	8	27	—	—	35
Cash and cash equivalents, December 31 (Note)	$ 2	$ 51	$ —	$—	$ 53

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months at the date of purchase.

13. Quarterly Financial Data (Unaudited)

Quarter	Net Sales and Operating Revenues	Income Before Interest Expense, Income Taxes and Minority Interest	Income (Loss) Before Cumulative Effect of Change in Accounting Principle	Cumulative Effect of Change in Accounting Principle	Net Income (Loss)
			(Millions)		
2003					
1st	$ 921	$ 31	$ 1	$ —	$ 1
2nd	998	67	24	—	24
3rd	914	38	4	—	4
4th	933	40	(2)	—	(2)
	$3,766	$176	$27	$ —	$ 27
2002					
1st	$ 809	$ 27	$(2)	$(218)	$(220)
2nd	948	71	19	—	19
3rd	856	40	5	—	5
4th	846	31	9	—	9
	$3,459	$169	$31	$(218)	$(187)

	Basic Earnings (Loss) per Share of Common Stock			Diluted Earnings (Loss) per Share of Common Stock		
Quarter	Income (Loss) Before Cumulative Effect of Change in Accounting Principle	Cumulative Effect of Change in Accounting Principle	Net Income (Loss)	Income (Loss) Before Cumulative Effect of Change in Accounting Principle	Cumulative Effect of Change in Accounting Principle	Net Income (Loss)
2003						
1st	$ .02	$ —	$ .02	$ .02	$ —	$ .02
2nd	.59	—	.59	.58	—	.58
3rd	.11	—	.11	.10	—	.10
4th	(.04)	—	(.04)	(.04)	—	(.04)
Full Year	.67	—	.67	.65	—	.65
2002						
1st	$(.05)	$(5.49)	$(5.54)	$(.05)	$(5.49)	$(5.54)
2nd	.48	—	.48	.45	—	.45
3rd	.13	—	.13	.13	—	.13
4th	.22	—	.22	.21	—	.21
Full Year	.78	(5.48)	(4.70)	$ .74	(5.48)	(4.74)

Note: The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

(The preceding notes are an integral part of the foregoing financial statements.)

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
			(Millions)		
Allowance for Doubtful Accounts and Notes Deducted from Assets to Which it Applies:					
Year Ended December 31, 2003	$22	$ 6	$—	$ 5	$23
Year Ended December 31, 2002	$29	$ 8	$—	$15	$22
Year Ended December 31, 2001	$24	$12	$—	$ 7	$29

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the year covered by this report. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by our company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2003 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004 is incorporated herein by reference. In addition, Item 4.1 of this Annual Report on Form 10-K, which appears at the end of Part I, is incorporated herein by reference.

A copy of our Code of Ethical Conduct for Financial Managers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other key financial managers, is filed as Exhibit 14.1 to this Form 10-K. We further plan to post a copy of the Code of Ethical Conduct for Financial Managers on our Internet website at *www.tenneco-automotive.com* on or before April 1, 2004. We will make a copy of this code available to any person, without charge, upon written request to Tenneco Automotive Inc., 500 North Field Drive, Lake Forest, Illinois 60045, Attn: General Counsel. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K and applicable NYSE rules regarding amendments to or waivers of our Code of Ethical Conduct by posting this information on our Internet website at *www.tenneco-automotive.com.*

ITEM 11. EXECUTIVE COMPENSATION.

The sections entitled "Executive Compensation" and "Election of Directors — Compensation of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The section entitled "Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004 is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows, as of December 31, 2003, information regarding outstanding awards available under our compensation plans (including individual compensation arrangements) under which our equity securities may be delivered:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance(1)
Equity compensation plans approved by security holders:			
Tenneco Automotive Inc. Stock Ownership Plan(2)	4,800,653	$6.87	—
Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (as amended and restated)	1,461,105(3)	$3.89(3)	2,391,782(4)
Equity compensation plans not approved by security holders:			
Tenneco Automotive Inc. Supplemental Stock Ownership Plan(5)	444,500	$8.56	—

(1) Reflects the number of shares of the Company's common stock. Does not include 237,315 shares that may be issued in settlement of common stock equivalent units that were credited to outside directors as payment for their retainer fee. In general, these units are settled in cash. At the option of the Company, however, the units may be settled in shares of the Company's common stock.

(2) This plan terminated as to new awards on December 31, 2001 (except awards pursuant to commitments outstanding at that date). Does not include 14,628 shares subject to outstanding restricted stock (vest over time) and stock-settled performance share awards (vest based on the achievement of performance goals over a specified period) outstanding as of December 31, 2003 that were issued at a weighted-average issue price of $4.11 per share.

(3) Does not include 445,387 shares subject to outstanding restricted stock (vest over time) and stock-settled performance share awards (vest based on the achievement of performance goals over a specified period) outstanding as of December 31, 2003 that were issued at a weighted-average issue price of $7.05 per share.

(4) Under this plan, as of December 31, 2003, a maximum of 820,506 shares remained available for delivery under full value awards (i.e., bonus stock, stock equivalent units, performance units, restricted stock and restricted stock units). At February 29, 2004, the Company had outstanding awards granted under this plan covering the delivery of up to a total of 2,445,963 shares of common stock. Accordingly, at February 29, 2004, 1,554,037 shares remained available under the plan, all of which could be delivered as full value awards.

(5) The plan described in the table above as not having been approved by security holders is the Tenneco Automotive Inc. Supplemental Stock Ownership Plan. This plan, which terminated on December 31, 2001 as to new awards (except awards pursuant to commitments outstanding at that date), originally covered the delivery of up to 1.5 million shares of common stock held in the Company's treasury. This plan was and continues to be administered by the Compensation/Nominating/Governance Committee. The Company's directors, officers and other employees were eligible to receive awards under this plan, although awards under the plan were limited to the Company's non-executive employees. Awards under the plan could take the form of non-statutory stock options, stock appreciation rights, restricted stock, stock equivalent units or performance units. All awards made under this plan were discretionary. The committee determined which eligible persons received awards and determined all terms and conditions (including form, amount and timing) of each award.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The section entitled "Election of Directors — Transactions with Management and Others" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004 is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The sections entitled "Ratify Appointment of Independent Public Accountants — Audit, Audit-Related, Tax and Other Fees" and "Ratify Appointment of Independent Public Accountants — Pre-Approval Policy" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2004 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

FINANCIAL STATEMENTS INCLUDED IN ITEM 8

See "Index to Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries" set forth in Item 8, "Financial Statements and Supplementary Data" for a list of financial statements filed as part of this Report.

INDEX TO SCHEDULE INCLUDED IN ITEM 8

SCHEDULES OMITTED AS NOT REQUIRED OR INAPPLICABLE

Schedule I — Condensed financial information of registrant
Schedule III — Real estate and accumulated depreciation
Schedule IV — Mortgage loans on real estate
Schedule V — Supplemental information concerning property — casualty insurance operations

REPORTS ON FORM 8-K

We filed or furnished the following Current Reports on Form 8-K during the quarter ended December 31, 2003:

- Current Report on Form 8-K dated October 21, 2003, including pursuant to Item 5 and 12 certain information pertaining to the results of our operations for the third quarter 2003.
- Current Report on Form 8-K dated November 13, 2003, including pursuant to Item 5 and 12 certain information pertaining to adjustments to the results of our operations for the third quarter 2003.
- Current Report on Form 8-K dated December 4, 2003, including pursuant to Item 5 certain information pertaining to our launch of a transaction to refinance our existing $964 million credit facility.
- Current Report on Form 8-K dated December 8, 2003, including pursuant to Item 5 certain information pertaining to our pricing of a private offering of $125 million of 10.25 percent Senior Secured Notes due July 15, 2013.
- Current Report on Form 8-K dated December 15, 2003, including pursuant to Item 5 certain information pertaining to the closing on our $800 million senior credit facility and a private offering of $125 million of Senior Secured Notes.

EXHIBITS

The following exhibits are filed with this Annual Report on Form 10-K for the fiscal year ended December 31, 2003, or incorporated herein by reference (exhibits designated by an asterisk are filed with the report; all other exhibits are incorporated by reference):

INDEX TO EXHIBITS

Exhibit Number		Description
2	—	None.
3.1(a)	—	Restated Certificate of Incorporation of the registrant dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(a) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(b)	—	Certificate of Amendment, dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(c)	—	Certificate of Ownership and Merger, dated July 8, 1997 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(d)	—	Certificate of Designation of Series B Junior Participating Preferred Stock dated September 9, 1998 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
3.1(e)	—	Certificate of Elimination of the Series A Participating Junior Preferred Stock of the registrant dated September 11, 1998 (incorporated herein by reference from Exhibit 3.1(e) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
3.1(f)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(f) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(g)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(g) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(h)	—	Certificate of Ownership and Merger merging Tenneco Automotive Merger Sub Inc. with and into the registrant, dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(h) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(i)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated May 9, 2000 (incorporated herein by reference from Exhibit 3.1(i) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-12387).
*3.2	—	By-laws of the registrant, as amended March 9, 2004.
3.3	—	Certificate of Incorporation of Tenneco Global Holdings Inc. ("Global"), as amended (incorporated herein by reference to Exhibit 3.3 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.4	—	By-laws of Global (incorporated herein by reference to Exhibit 3.4 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.5	—	Certificate of Incorporation of TMC Texas Inc. ("TMC") (incorporated herein by reference to Exhibit 3.5 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.6	—	By-laws of TMC (incorporated herein by reference to Exhibit 3.6 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).

Exhibit Number		Description
3.7	—	Amended and Restated Certificate of Incorporation of Tenneco International Holding Corp. ("TIHC") (incorporated herein by reference to Exhibit 3.7 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.8	—	Amended and Restated By-laws of TIHC (incorporated herein by reference to Exhibit 3.8 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.9	—	Certificate of Incorporation of Clevite Industries Inc. ("Clevite"), as amended (incorporated herein by reference to Exhibit 3.9 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.10	—	By-laws of Clevite (incorporated herein by reference to Exhibit 3.10 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.11	—	Amended and Restated Certificate of Incorporation of the Pullman Company ("Pullman") (incorporated herein by reference to Exhibit 3.11 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.12	—	By-laws of Pullman (incorporated herein by reference to Exhibit 3.12 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.13	—	Certificate of Incorporation of Tenneco Automotive Operating Company Inc. ("Operating") (incorporated herein by reference to Exhibit 3.13 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.14	—	By-laws of Operating (incorporated herein by reference to Exhibit 3.14 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
4.1(a)	—	Rights Agreement dated as of September 8, 1998, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated September 24, 1998, File No. 1-12387).
4.1(b)	—	Amendment No. 1 to Rights Agreement, dated March 14, 2000, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387).
4.1(c)	—	Amendment No. 2 to Rights Agreement, dated February 5, 2001, by and between the registrant and First Union National Bank, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Post-Effective Amendment No. 3, dated February 26, 2001, to its Registration Statement on Form 8-A dated September 17, 1998).
4.2(a)	—	Indenture, dated as of November 1, 1996, between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.1 of the registrant's Registration Statement on Form S-4, Registration No. 333-14003).
4.2(b)	—	First Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(c)	—	Second Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(d)	—	Third Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).

Exhibit Number		Description
4.2(e)	—	Fourth Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(e) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(f)	—	Eleventh Supplemental Indenture, dated October 21, 1999, to Indenture dated November 1, 1996 between The Chase Manhattan Bank, as Trustee, and the registrant (incorporated herein by reference from Exhibit 4.2(l) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.3	—	Specimen stock certificate for Tenneco Automotive Inc. common stock (incorporated herein by reference from Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387)
4.4(a)	—	Indenture dated October 14, 1999 by and between the registrant and The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(a) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.4(b)	—	Supplemental Indenture dated November 4, 1999 among Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.4(c)	—	Subsidiary Guarantee dated as of October 14, 1999 from Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.4(c) to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
*4.5(a)	—	Amended and Restated Credit Agreement, dated as of December 12, 2003, among Tenneco Automotive Inc., the several banks and other financial institutions or entities from time to time parties thereto, Bank of America, N.A. and Citicorp North America, Inc., as co-documentation agents, Deutsche Bank Securities Inc., as syndication agent, and JP Morgan Chase Bank, as administrative agent.
4.5(b)	—	Amended and Restated Guarantee And Collateral Agreement, dated as of November 4, 1999, by Tenneco Automotive Inc. and the subsidiary guarantors named therein, in favor of JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference from Exhibit 4.5(f) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(a)	—	Indenture, dated as of June 19, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein and Wachovia Bank, National Association (incorporated herein by reference from Exhibit 4.6(a) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(b)	—	Collateral Agreement, dated as of June 19, 2003, by Tenneco Automotive Inc. and the subsidiary guarantors named therein in favor of Wachovia Bank, National Association (incorporated herein by reference from Exhibit 4.6(b) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(c)	—	Registration Rights Agreement, dated as of June 19, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein, and the initial purchasers named therein, for whom JPMorgan Securities Inc. acted as representative (incorporated herein by reference from Exhibit 4.6(c) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).

Exhibit Number		Description
*4.6(d)	—	Supplemental Indenture, dated as of December 12, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein and Wachovia Bank, National Association.
*4.6(e)	—	Registration Rights Agreement, dated as of December 12, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein, and the initial purchasers named therein, for whom Banc of America Securities LLC acted as representative.
4.7	—	Intercreditor Agreement, dated as of June 19, 2003, among JPMorgan Chase Bank, as Credit Agent, Wachovia Bank, National Association, as Trustee and Collateral Agent, and Tenneco Automotive Inc. (incorporated herein by reference from Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
9	—	None.
10.1	—	Distribution Agreement, dated November 1, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 2 of the registrant's Form 10, File No. 1-12387).
10.2	—	Amendment No. 1 to Distribution Agreement, dated as of December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.2 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.3	—	Debt and Cash Allocation Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.4	—	Benefits Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.4 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.5	—	Insurance Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.6	—	Tax Sharing Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), Newport News Shipbuilding Inc., the registrant, and El Paso Natural Gas Company (incorporated herein by reference from Exhibit 10.6 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.7	—	First Amendment to Tax Sharing Agreement, dated as of December 11, 1996, among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, El Paso Natural Gas Company and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.8	—	Tenneco Automotive Inc. Value Added "TAVA" Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.8 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-12387).[1]
10.9	—	Tenneco Automotive Inc. Change of Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.13 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).[1]
10.10	—	Tenneco Automotive Inc. Stock Ownership Plan (incorporated herein by reference from Exhibit 10.10 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).[1]

Exhibit Number	Description
10.11	— Tenneco Automotive Inc. Key Executive Pension Plan (incorporated herein by reference from Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.12	— Tenneco Automotive Inc. Deferred Compensation Plan (incorporated herein by reference from Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.13	— Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.14	— Human Resources Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 4, 1999 (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387).
10.15	— Tax Sharing Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 3, 1999 (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387).
10.16	— Amended and Restated Transition Services Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.21 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
10.17	— Assumption Agreement among Tenneco Automotive Operating Company Inc., Tenneco International Holding Corp., Tenneco Global Holdings Inc., The Pullman Company, Clevite Industries Inc., TMC Texas Inc., Salomon Smith Barney Inc. and the other Initial Purchasers listed in the Purchase Agreement dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.24 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
10.18	— Amendment No. 1 to Change in Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.23 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.19	— Letter Agreement dated July 27, 2000 between the registrant and Mark P. Frissora (incorporated herein by reference from Exhibit 10.24 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.20	— Letter Agreement dated July 27, 2000 between the registrant and Richard P. Schneider (incorporated herein by reference from Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1]
10.21	— Letter Agreement dated July 27, 2000 between the registrant and Timothy R. Donovan (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).[1]
10.22	— Form of Indemnity Agreement entered into between the registrant and the following directors of the registrant: Paul Stecko, M. Kathryn Eickhoff and Dennis Severance (incorporated herein by reference from Exhibit 10.29 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 1-12387).[1]
10.23	— Mark P. Frissora Special Appendix under Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).[1]
10.24	— Letter Agreement dated as of June 1, 2001 between the registrant and Hari Nair (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001. File No. 1-12387).[1]

Exhibit Number		Description
10.25	—	Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (As Amended and Restated Effective March 11, 2003) (incorporated herein by reference from Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. File No. 1-12387).(1)
10.26	—	Amendment to No. 1 Tenneco Automotive Inc. Deferred Compensation Plan (incorporated herein by reference from Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).(1)
10.27	—	Tenneco Automotive Inc. Supplemental Stock Ownership Plan (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).(1)
11	—	None.
*12	—	Computation of Ratio of Earnings to Fixed Charges.
13	—	None.
14.1	—	Tenneco Automotive Inc. Code of Ethical Conduct for Financial Managers (incorporated herein by reference from Exhibit 99.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).
16	—	None.
18	—	None.
*21.1	—	List of Subsidiaries of Tenneco Automotive Inc.
22	—	None.
*23.1	—	Consent of Deloitte & Touche LLP.
*23.2	—	Statement Concerning Absence of Consent of Arthur Andersen LLP.
*24.1	—	Powers of Attorney of the Directors of Tenneco Automotive Inc.
*31.1	—	Certification of Mark P. Frissora under Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	—	Certification of Kenneth R. Trammell under Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	—	Certification of Mark P. Frissora and Kenneth R. Trammell under Section 906 of the Sarbanes-Oxley Act of 2002.
99	—	None.

* Filed herewith.

(1) Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNECO AUTOMOTIVE INC.

By __________*__________

Mark P. Frissora
Chairman and Chief Executive Officer

Date: March 11, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed by the following persons in the capacities indicated on March 11, 2004.

Signature	Title
* Mark P. Frissora	Chairman, President and Chief Executive Officer and Director (principal executive officer)
/s/ TIMOTHY R. DONOVAN Timothy R. Donovan	Executive Vice President, General Counsel and Managing Director-International and Director
* Kenneth R. Trammell	Senior Vice President and Chief Financial Officer (principal financial officer)
* James A. Perkins, Jr.	Vice President and Controller (principal accounting officer)
* Sir David Plastow	Director
* M. Kathryn Eickhoff	Director
* Roger B. Porter	Director
* Paul T. Stecko	Director
* David B. Price, Jr.	Director
* Frank E. Macher	Director
* Dennis G. Severance	Director
* Charles W. Cramb	Director

*By: /s/ TIMOTHY R. DONOVAN

Timothy R. Donovan
Attorney in fact

Investor Information

Corporate Headquarters
Tenneco Automotive Inc.
500 North Field Drive
Lake Forest, Illinois 60045
847.482.5000

Web Site
www.tenneco-automotive.com

Corporate Information
Individuals interested in receiving the company's latest quarterly earnings press release or other company literature should write the Investor Relations Department at the corporate headquarters address or call 847.482.5042.

Information about Tenneco Automotive is also available on the company's web site.*

Stock Listing
Tenneco Automotive's common stock is listed under the ticker symbol TEN.

TEN is traded primarily on the New York Stock Exchange and also on the following exchanges: Chicago, Pacific and London.

As of February 23, 2004, there were approximately 48,841 holders of record of the company's common stock, par value $0.01 per share.

Investor Inquiries
Securities analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact the Investor Relations department: 847.482.5042.

Stockholder Inquiries
For stockholder services such as exchange of certificates, issuance of certificates, lost certificates, change of address, change in registered ownership or share balance, write, call or e-mail the company's transfer agent:

Wachovia Bank, N.A.
Equity Services Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
866.839.3259 Toll Free
704.427.2602

www.wachovia.com/shareholder-services
Click on "Access Accounts"
Click on "FirstLink Equity"

Dividends
The company expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Additional information on the company's dividend policy and restrictions on the payment of dividends can be found in Management's Discussion and Analysis in the Annual Report on Form 10-K for the year ended December 31, 2003.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. Central Time on Tuesday, May 11, 2004, at Tenneco Automotive's headquarters, 500 North Field Drive, Lake Forest, Illinois.

Stock Price Data

	2004 Sales Prices		2003 Sales Prices		2002 Sales Prices	
	High	Low	High	Low	High	Low
First Quarter*	$14.88	$6.73	$4.32	$2.01	$4.10	$1.90
Second Quarter			$4.65	$2.25	$6.75	$3.82
Third Quarter			$7.45	$3.61	$8.32	$3.50
Fourth Quarter			$7.32	$4.66	$5.97	$3.28

* The information on our web site is not part of this annual report

* 2004 First Quarter through March 4, 2004

500 North Field Drive
Lake Forest, Illinois 60045

tenneco-automotive.com
NYSE:TEN

